As filed with the Securities and Exchange Commission on June 9, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PINNACLE FINANCIAL PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6021	62-1812853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Terry Turner

President and Chief Executive Officer

Pinnacle Financial Partners, Inc.

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Bob F. Thompson, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201	Cynthia W. Young, Esq. Wyatt, Tarrant & Combs, LLP 500 W. Jefferson St., Suite 2800 Louisville, Kentucky 40202

Approximate date of commencement of the proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described in this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (1)(2)
Common stock, $1.00 par value per share	(1)(2)	(1)(2)	$34,995,325	$4,067

(1)	This Registration Statement relates to the common stock of Pinnacle Financial Partners, Inc. (“Pinnacle”) issuable to holders of common stock of Magna Bank (“Magna”) in the proposed merger of Magna with and into Pinnacle Bank, a wholly-owned subsidiary of Pinnacle (the “Magna merger”). Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) and (3) of the Securities Act of 1933, as amended (the “Securities Act”) by multiplying $9.86, the book value per share of Magna common stock as of March 31, 2015, the last practicable date prior to filing this Registration Statement by 5,572,504 shares, the maximum number of shares of Magna common stock (including shares of common stock issuable upon the automatic conversion of Magna Series D Preferred Stock which will convert into a like number of shares of Magna common stock immediately prior to the effective time of the merger of Magna and Pinnacle Bank) and all issued and outstanding options to acquire Magna common stock that may be exchanged for the shares being registered less $19,949,564, the estimated aggregate amount of cash expected to be paid by Pinnacle in exchange for shares of Magna common stock (including shares of Magna common stock issuable upon the automatic conversion of Magna Series D Preferred Stock into shares of Magna common stock which will occur immediately prior to the effective time of the Magna merger). Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares that may become issuable as a result of stock splits, stock dividends, or similar transactions.
(2)	Pursuant to Rule 457(o), the registration fee has been calculated on the basis of the maximum offering price, and the number of shares being registered has been omitted. The fee has been determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 9, 2015

PROXY STATEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

MAGNA BANK

and

PROSPECTUS OF

PINNACLE FINANCIAL PARTNERS, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On behalf of the board of directors of Magna Bank, I am pleased to deliver this proxy statement/prospectus for the proposed merger of Magna with and into Pinnacle Bank, the subsidiary bank of Pinnacle Financial Partners, Inc. In this document we refer to this merger as the Magna merger.

As a holder of Magna common stock and/or Magna Perpetual Noncumulative Preferred Stock, Series D (which we refer to as the Magna Series D Preferred Stock), you will have the opportunity to elect, for each share of Magna common stock that you hold (including each share of Magna common stock issuable upon the automatic conversion of the Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger), to receive either (i) 0.3369 shares of Pinnacle common stock, (ii) an amount in cash equal to $14.32, or (iii) a combination of stock and cash. The total number of shares of Magna common stock that can be converted into shares of Pinnacle common stock and cash will be capped at 75% and 25%, respectively, of Magna’s outstanding shares of common stock as of the effective time of the Magna merger (including the shares of Magna common stock issuable upon conversion of the Magna Series D preferred stock). As a result, if Magna shareholders elect to receive either more Pinnacle common stock or more cash than is available as merger consideration under the merger agreement, the form of consideration that you elect may be proportionately reduced and substituted with consideration in the other form, despite your election.

Additionally, immediately prior to the effective time of the Magna merger, pursuant to Magna’s equity incentive plan, each issued and outstanding unvested option to purchase shares of Magna common stock will accelerate and become fully vested and exercisable. At the closing of the Magna merger, Magna’s outstanding unexercised stock options will be cancelled and settled in cash for the difference between the options’ exercise price and $14.32. In connection with the Magna merger, Pinnacle or Pinnacle Bank intends to redeem the $18.35 million of preferred stock Magna has issued to the U.S. Treasury pursuant to the Small Business Lending Fund program.

This proxy statement/prospectus contains important information about the Magna merger. You should read this entire proxy statement/prospectus carefully, including all appendices, the documents incorporated by reference therein and the information under the section entitled “RISK FACTORS RELATING TO THE MAGNA MERGER” beginning on page 27.

The Magna merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of Magna common stock and Magna Series D Preferred Stock, voting together as a single group. As a result, failing to vote will have the same effect as a vote against the approval of the merger agreement. Whether or not you plan to attend the Magna special meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.

The Magna board of directors unanimously recommends that you vote FOR the approval of the merger agreement. We look forward to seeing you at the Magna special meeting and we appreciate your continued support.

Sincerely yours,

Kirk P. Bailey

Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being issued by Pinnacle in connection with Magna merger or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the Magna merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated [                    ], 2015, and is first being mailed on or about [                ], 2015.

6525 Quail Hollow Road, Suite 513

Memphis, Tennessee 38120

(901) 259-5670

Notice of Special Meeting of Shareholders

To Be Held on July [    ], 2015

To the Shareholders of Magna Bank:

We are pleased to notify you of and invite you to a special meeting of the shareholders of Magna Bank (“Magna”) to be held on [                    ], July [    ], 2015, at 10:00 a.m., local time, at 6525 Quail Hollow Road, 4th Floor, Memphis, Tennessee, 38120, to consider and vote upon the following matters:

1.	Merger Proposal. To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated April 28, 2015 (the “merger agreement”) by and among Magna, Pinnacle Financial Partners, Inc. (“Pinnacle”) and Pinnacle Bank (“Pinnacle Bank”), pursuant to which Magna will merge with and into Pinnacle Bank, with Pinnacle Bank surviving the merger (the “Magna merger”). A copy of the merger agreement is attached to the accompanying proxy statement/prospectus as Appendix A.

2.	Adjournment. To consider and vote on a proposal to postpone or adjourn the special meeting to a later date or dates, if necessary, to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders’ meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

Only shareholders of record of Magna’s common stock, par value $1.00 per share (“Magna common stock”) and Magna’s Perpetual Noncumulative Preferred Stock, Series D, par value $1.00 per share (“Magna Series D Preferred Stock”), at the close of business on June [    ], 2015, will be entitled to notice of and to vote at the special shareholders’ meeting and at any adjournment or postponement of the special shareholders’ meeting.

The board of directors of Magna unanimously recommends that Magna’s shareholders vote “FOR” the approval and adoption of the merger agreement and the Magna merger, and “FOR” the proposal to postpone or adjourn the Magna special meeting, if necessary to solicit additional votes in favor of the approval of the merger agreement.

YOUR VOTE IS VERY IMPORTANT. The merger agreement must be approved by the affirmative vote of holders of a majority of the issued and outstanding shares of Magna common stock and Magna Series D Preferred Stock (voting together as a single group) in order for the proposed Magna merger to be consummated. IF YOU DO NOT RETURN YOUR PROXY CARD OR DO NOT VOTE IN PERSON AT THE SPECIAL MEETING, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSED MAGNA MERGER. Whether or not you plan to attend the special meeting in person, we urge you to date, sign, and return promptly the enclosed proxy card in the accompanying envelope. You may revoke your proxy at any time before the special meeting or by attending the special meeting and voting in person.

As required by Chapter 23 of the Tennessee Business Corporation Act, Magna is notifying all shareholders entitled to vote on the merger agreement that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Tennessee Business Corporation Act. A copy of the dissenters’ rights chapter is included with the accompanying proxy statement/prospectus as Appendix B. See also “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Dissenters’ Rights” beginning on page 47 in the accompanying proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS OF MAGNA BANK

June , 2015 Memphis, Tennessee	Catherine Stallings Corporate Secretary

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Pinnacle Financial Partners, Inc. from documents that it files with the Securities and Exchange Commission (which we refer to as the SEC) but that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Pinnacle Financial Partners, Inc. at the following address:

Pinnacle Financial Partners, Inc.

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

Attention: Harold R. Carpenter

(615) 744-3700

Shareholders of Magna requesting Pinnacle documents should do so by [                    ], 2015 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at Pinnacle’s website (www.pnfp.com) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings”. Information contained on, or accessible from, Pinnacle’s website is expressly not incorporated by reference into this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

You should rely only on the information incorporated by reference into or provided in or with this proxy statement/prospectus. We have not authorized anyone to give you different information. You should not assume that the information in this proxy statement/prospectus, or in any documents delivered with this proxy statement/prospectus, or any supplement, is accurate as of any date other than the date on the front of such documents, and neither the mailing of this proxy statement/prospectus to you nor the issuance of Pinnacle common stock in connection with the merger of Magna Bank with and into Pinnacle Bank shall create any implication to the contrary.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Magna, at the following address and telephone number:

Magna Bank

6525 Quail Hollow Road, Suite 513

Memphis, Tennessee 38120

Attention: Beth Lawrence

Telephone: (901) 259-5670

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101 of the enclosed proxy statement/prospectus.

EXPLANATORY NOTE

This proxy statement/prospectus relates to an Agreement and Plan of Merger, dated April 28, 2015, as it may be amended from the time to time (which we refer to as the merger agreement), by and among Pinnacle Financial Partners, Inc., a Tennessee corporation (which we refer to as Pinnacle), Pinnacle Bank, a Tennessee state-chartered bank and a direct, wholly owned subsidiary of Pinnacle (which we refer to as Pinnacle Bank), and Magna Bank, a Tennessee state-chartered bank (which we refer to as Magna). A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A and incorporated by reference herein. Upon the terms and subject to the conditions of the merger agreement, Magna will merge with and into Pinnacle Bank, with Pinnacle Bank being the surviving company (which we refer to as the Magna merger).

Magna currently has outstanding shares of common stock, par value $1.00 per share (which we refer to as the Magna common stock), shares of Series C Preferred Stock (which are held by the United States Treasury and are expected to be redeemed by the effective time of the Magna merger) and shares of Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share (which we refer to as the Magna Series D Preferred Stock). By its terms, the Magna Series D Preferred Stock will automatically convert into shares of Magna common stock, on a share-for-share basis, immediately prior to the effective time of the Magna merger. The Magna common stock and the Magna Series D Preferred Stock are sometimes referred to collectively as the “Magna stock” in this proxy statement/prospectus.

Pursuant to the terms of the merger agreement, upon consummation of the Magna merger each holder of Magna common stock, including Magna common stock that will be issued automatically upon conversion of the Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger, issued and outstanding, subject to certain exceptions, will have the right to elect to receive either (i) 0.3369 shares of Pinnacle common stock, par value $1.00 per share (which we refer to as Pinnacle common stock), for each share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) owned by such Magna shareholder at the effective time of the Magna merger (which we refer to as the stock consideration), or (ii) an amount in cash equal to $14.32 per share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding at the effective time of the Magna merger (which we refer to as the cash consideration), or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to Magna shareholders will be prorated such that 75% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into shares of Pinnacle common stock and 25% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the Magna merger. Collectively, the stock consideration and cash consideration are referred to in this proxy statement/prospectus as the “merger consideration”.

In addition, immediately prior to the effective time of the Magna merger, each outstanding unvested option to purchase shares of Magna common stock (which we refer to as the Magna options), will accelerate and become fully vested and exercisable. At the effective time of the Magna merger, any outstanding Magna options that are not exercised will be cancelled and the holders of any such Magna options will be entitled to receive an amount in cash equal to the product of (x) the excess, if any, of $14.32 over the exercise price of each such Magna option and (y) the number of shares of Magna common stock subject to each such Magna option (which we refer to as the Stock Option Consideration).

This proxy statement/prospectus serves as:

•	a proxy statement for a special meeting of Magna shareholders being held on [ ], 2015 (which we refer to as the Magna special meeting), where Magna shareholders will vote on, among other things, a proposal to approve the merger agreement; and

•	a prospectus for Pinnacle common stock that Magna shareholders will receive as a result of the Magna merger.

Unless the context otherwise requires, all references in this proxy statement/prospectus to “we”, “us”, or “our”, refer to Pinnacle, Pinnacle Bank and Magna.

In addition to the foregoing, this proxy statement/prospectus references that certain Agreement and Plan of Merger, dated April 7, 2015, as amended from time to time, by and among CapitalMark Bank & Trust, a Tennessee state-chartered bank (which we refer to as CapitalMark), Pinnacle and Pinnacle Bank (which we refer to as the CapitalMark merger agreement). Upon the terms and subject to the conditions of the CapitalMark merger agreement, CapitalMark will merge with and into Pinnacle Bank, with Pinnacle Bank being the surviving company (which we refer to as the CapitalMark merger). See “SUMMARY—Pending Acquisition of CapitalMark Bank & Trust” beginning on page 8. Collectively, the Magna merger and the CapitalMark merger are referred to in this proxy statement/prospectus as the “mergers”. Consummation of the Magna merger is not conditioned upon the consummation of the CapitalMark merger, nor is consummation of the CapitalMark merger conditioned upon consummation of the Magna merger.

QUESTIONS AND ANSWERS ABOUT VOTING AND THE MAGNA MERGER AND

THE MAGNA SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Magna special meeting, the merger agreement and the Magna merger. These questions and answers may not address all questions that may be important to you as a Magna shareholder. To better understand these matters, and for a description of the legal terms governing the Magna merger, you should carefully read this entire proxy statement/prospectus, including the appendices, as well as the documents that have been incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

Q:	What am I being asked to vote upon and how does my board recommend I vote?

A:	Shareholders of Magna are being asked to (1) approve the merger agreement pursuant to which Pinnacle Bank will acquire Magna by merger, with Pinnacle Bank being the surviving corporation and (2) permit the postponement or adjournment of the Magna special meeting, if necessary, to permit the solicitation of additional proxies in the event there are insufficient votes to approve the merger agreement.

Magna’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the Magna merger, are advisable and in the best interests of Magna and its shareholders. The board of directors of Magna unanimously recommends that Magna shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to postpone or adjourn the Magna special meeting, if necessary, to allow time for further solicitation of proxies to approve the merger agreement. In addition, members of Magna’s board of directors and executive officers have entered into agreements with Pinnacle in which they have agreed, among other things, to vote their shares of Magna common stock and Magna Series D Preferred Stock in favor of the proposal to approve the merger agreement.

No other business will be conducted at the Magna special meeting.

Q:	What vote is required to approve the merger agreement or the adjournment of the Magna special meeting?

A:	Proposal to Approve the Merger Agreement by Magna Shareholders. The approval of the merger agreement requires the affirmative vote of a majority of the shares of Magna common stock and Magna Series D Preferred Stock (voting together as a single group) outstanding on June [ ], 2015, the record date set by Magna’s board of directors. Accordingly, a Magna shareholder’s failure to submit a proxy card or to vote in person at the Magna special meeting, or an abstention from voting, or the failure of a Magna shareholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Proposal to Postpone or Adjourn the Magna Special Meeting. Approving the proposal to postpone or adjourn the Magna special meeting to a later date or dates, if necessary, to allow time for further solicitation of proxies requires a vote of a majority of the shares of Magna common stock and Magna Series D Preferred Stock (voting together as a single group) who are present and entitled to vote at the Magna special meeting, in person or by proxy. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to postpone or adjourn the Magna special meeting, while shares not in attendance at the Magna special meeting will have no effect on the outcome of the vote on the proposal to postpone or adjourn the Magna special meeting.

Q:	My shares of Magna stock are held in “street name” by my broker. Will my broker automatically vote my Magna stock for me?

A:

No. If your shares of Magna stock are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank, nominee or other holder of record as to how to vote your shares of Magna stock. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares of Magna stock will not be voted on that proposal. This is called a “broker non-vote.” Because brokers do not have discretionary voting authority with respect to any of the proposals described in this proxy statement/prospectus, if you, as a beneficial owner of shares of Magna stock held in “street name” do not give voting instructions to the broker, bank, nominee or other holder of record, then those shares of Magna stock will not be voted on any of the proposals described in this proxy statement/prospectus and will have the same effect as a vote against the proposal to approve the merger agreement, and will have no effect on the outcome of any vote to postpone or adjourn the Magna special meeting. If you hold shares of Magna stock through a broker, bank, nominee or other holder of record with custody of your shares, follow the voting instructions you receive from that organization.

Q:	Why is my vote important?

A:	Under the Tennessee Business Corporation Act (which we refer to as the TBCA) which governs Magna, and Magna’s charter, the merger agreement must be approved by the holders of a majority of the outstanding shares of Magna common stock and Magna Series D Preferred Stock entitled to vote, voting together as a single group. Accordingly, if a Magna shareholder fails to vote, or abstains, that will make it more difficult for Magna to obtain the approval of the merger agreement. If you are a Magna shareholder, your failure to vote will have the same effect as a vote against the approval of the merger agreement.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope (or in any of the other permitted manners described herein) so that your shares of Magna stock will be represented and voted at the Magna special meeting.

The board of directors of Magna unanimously recommends that the shareholders of Magna vote in favor of each of the proposals on which they will be voting at the Magna special meeting.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Magna special meeting. You can do this in any of the three following ways:

•	by sending written notice to Catherine Stallings, Magna’s Corporate Secretary, in time to be received before the Magna special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card bearing a later date and returning it by mail or by fax in time to be received before the Magna special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the Magna special meeting and voting in person.

Q:	Why are Pinnacle Bank and Magna proposing to merge?

A:	The boards of directors of each of Pinnacle, Pinnacle Bank and Magna believe that, among other things, the Magna merger will provide the resulting company with expanded opportunities for profitable growth. In addition, the boards believe that by combining the resources of the two companies, the resulting company will have an improved ability to compete in the changing and competitive financial services industry.

Q:	What will Magna shareholders receive as a result of the Magna merger?

A:	Pursuant to the terms of the merger agreement, upon the consummation of the Magna merger each holder of Magna common stock (including holders of the Magna Series D Preferred Stock, whose shares will automatically convert into shares of Magna common stock immediately prior to the Magna merger) issued and outstanding will have the right to elect to receive for each share of Magna stock owned at the effective time of the Magna merger: either (i) 0.3369 shares of Pinnacle common stock for each share of Magna common stock, or (ii) an amount in cash equal to $14.32 per share of Magna common stock, or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to Magna shareholders will be prorated such that 75% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into shares of Pinnacle common stock and 25% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into cash.

Cash will be paid in lieu of any fractional shares based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the Magna merger. Additionally, any outstanding options to purchase shares of Magna common stock that are not exercised prior to the consummation of the Magna merger will be cancelled and the holders of any such options will be entitled to receive an amount in cash equal to the product of (x) the excess, if any, of the difference between $14.32 and the exercise price of each such option and (y) the number of shares of Magna common stock subject to each such option.

See “THE MERGER AGREEMENT—Merger Consideration” for a more complete discussion of the merger consideration to be paid in the Magna merger beginning on page 64.

Q:	Can I elect the type of merger consideration I will receive in the Magna merger?

A:	Yes, subject to the merger consideration requirements described under “Will I receive the form of merger consideration I elect to receive?” below, you may elect to receive all shares of Pinnacle common stock, all cash, or a combination of whole shares of Pinnacle common stock and cash, in exchange for your shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock). However, those Magna shareholders who hold unexercised options to purchase shares of Magna common stock at the effective time of the Magna merger will only be entitled to the Stock Option Consideration.

See “THE MERGER AGREEMENT—Merger Consideration” for a more complete discussion of the merger consideration to be paid in the Magna merger beginning on page 64.

Q:	Will I receive the form of merger consideration I elect to receive?

A:

It is possible that you will not receive the exact form of merger consideration you elect in the Magna merger. Whether you will be entitled to receive stock consideration, cash consideration, or a combination of stock consideration and cash consideration, in exchange for your shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) will be initially determined based on your election. Notwithstanding the particular election you make, the stock consideration and cash consideration to be paid by Pinnacle will be prorated such that 75% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into shares of Pinnacle common stock and 25% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into cash. If stock consideration elections made by all Magna shareholders, in the aggregate, total 75% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger, then you will receive the form of consideration you elected to receive, subject to payment of cash in lieu any fractional shares of Pinnacle common stock you elect to receive. On the other hand, for example, if the elections made by Magna shareholders would result in an oversubscription for cash (i.e., holders of more than 25% of the outstanding shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) elect to receive cash), then the exchange agent will prorate the amount of stock consideration and cash consideration to be issued in the Magna merger in order to meet the stock consideration requirement. In that case, you may receive a combination of cash consideration and stock consideration in exchange for your shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) that is different from the amount you elected, depending on the elections made by other Magna shareholders.

The allocation of the mix of merger consideration payable to each Magna shareholder will not be finally determined until the exchange agent tallies the results of the elections made by Magna shareholders to receive (i) stock consideration, (ii) cash consideration or (iii) combination of stock and cash consideration, which will not occur until near the effective time of the Magna merger.

If Pinnacle’s common stock is trading above $42.50 per share, the stock consideration will be more valuable than the cash consideration. Because the closing price of Pinnacle’s common stock on June 8, 2015 was $52.52, the stock consideration is significantly more valuable as of the date of this proxy statement/prospectus. Accordingly, we expect that most of the Magna shareholders will elect to receive the stock consideration for all of their shares. If all Magna shareholders elect to receive the stock consideration, then, due to proration, all Magna shareholders will receive stock consideration for 75% of their Magna stock and cash consideration for 25% of their Magna stock. The following table illustrates at various price levels of Pinnacle common stock, the value per Magna share of the stock consideration, the cash consideration and a mix of 75% stock consideration and 25% cash consideration.

	Merger Consideration Per Share of Magna Common Stock
Pinnacle Common Stock Price	100% Stock Election	100% Cash Election	75% Stock/ 25% Cash Election
$42.00	$14.150	$14.32	$14.193
$44.00	$14.824	$14.32	$14.698
$46.00	$15.497	$14.32	$15.203
$48.00	$16.171	$14.32	$15.708
$50.00	$16.845	$14.32	$16.214
$52.00	$17.519	$14.32	$16.719
$54.00	$18.193	$14.32	$17.225

Moreover, because the trading price for Pinnacle’s common stock (adjusted for the exchange ratio) is significantly higher than the price Pinnacle has agreed to pay to cash out the Magna options, we expect that many of the individuals that hold vested Magna options will exercise those Magna options and elect to receive the stock consideration.

Q:	If the Magna merger is consummated, what will happen to outstanding options to purchase Magna common stock?

A:	All unvested outstanding options to purchase shares of Magna common stock will accelerate and vest immediately prior to consummation of the Magna merger and any outstanding options to purchase shares of Magna common stock that are not exercised prior to the consummation of the Magna merger will be cancelled and the holders of any such options will be entitled to receive an amount in cash equal to the product of (x) the excess, if any, of $14.32 over the exercise price of each such option and (y) the number of shares of Magna common stock subject to each such option.

Q:	Should I send in my Magna stock certificates now?

A:	No. Shortly after or contemporaneously with receiving this proxy statement/prospectus you will receive a Form of Election (which we refer to as the Election Form), which will include stock certificate transmittal materials, from Magna and Pinnacle. The Election Form will allow you to elect the form of merger consideration you would like to receive following the effective time of the Magna merger. In order for your Election Form to be timely, it must be received by the exchange agent no later than 5:00 p.m., eastern daylight time, on [ ], 2015. Magna shareholders failing to submit a timely Election Form will be deemed to have elected to receive a combination of stock consideration and cash consideration (i.e., 75% of such Magna shareholder’s shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the shareholders’ Magna Series D Preferred Stock) will be converted into stock consideration and 25% of such Magna shareholder’s shares of common stock (including the shares of Magna common stock issuable upon conversion of the shareholders’ Magna Series D Preferred Stock) will be converted into cash consideration).

Concurrently with submitting your Election Form, you may surrender your Magna stock certificates. If you elect not to submit your Magna stock certificates with your Election Form, if the Magna merger is consummated, you will receive a letter of transmittal and instructions for surrendering your Magna certificates in exchange for the merger consideration. You should not send in your Magna stock certificates until (i) you submit your Election Form or (ii) you receive the letter of transmittal and instructions for surrendering your Magna stock certificates following the consummation of the Magna merger.

Q:	What will happen to my shares of Magna Series D Preferred Stock in connection with the Magna merger?

A:	All outstanding shares of Magna Series D Preferred Stock will, in accordance with the rights and preferences of such shares, automatically convert into shares of Magna common stock immediately before the effective time of the Magna merger. Additionally, holders of shares of Magna Series D Preferred Stock who have not prior to the effective time of the Magna merger received the certificates for such shares and therefore have yet to receive all dividends and distributions declared and paid by Magna on such shares prior to the effective time of the Magna merger shall retain the right to receive all such dividends and distributions.

Q:	Will Magna shareholders have dissenters’ rights?

A:	Yes. If you are a holder of shares of Magna common stock or Magna Series D Preferred Stock and if you follow the procedures prescribed by Tennessee law, you may dissent from the merger agreement and have the fair value of your Magna stock paid to you in cash. If you follow these procedures, you won’t receive Pinnacle common stock. The fair value of your Magna stock, determined in the manner prescribed by Tennessee law, will be paid to you in cash. That amount could be more or less than the merger consideration or the market value of Pinnacle common stock as of the closing date of the Magna merger. For a more complete description of these dissenters’ rights, see “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Dissenters’ Rights” beginning on page 47 and Appendix B to this proxy statement/prospectus where the full text of the Tennessee Dissenters’ Rights Statute is set out.

Shareholders of Pinnacle are not entitled to dissenters’ rights or appraisal rights in connection with the Magna merger.

Q:	What are the tax consequences of the Magna merger to shareholders of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) and to holders of Magna options to acquire shares of Magna common stock who receive cash in cancellation of such Magna options?

A:

The Magna merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and, thus, for United States federal income tax purposes, shareholders of Magna stock generally will not recognize gain or loss as a result of the exchange of their Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) for shares of Pinnacle common stock pursuant to the Magna merger. However, if any shareholder of Magna stock receives cash consideration for its shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock), including cash in lieu of fractional shares, such exchange generally will be treated as a taxable transaction causing such holder of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) to recognize gain or loss on the exchange.

A holder of Magna options who receives Stock Option Consideration in cancellation of such holder’s Magna options will be treated as having received ordinary compensation income in an amount equal to such Stock Option Consideration.

Magna shareholders and holders of Magna options should consult their own tax advisors for an understanding of the tax consequences that may be particular to them.

See “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Material United States Federal Income Tax Consequences” beginning on page 44 for a more complete discussion of the United States federal income tax consequences of the Magna merger.

Q:	When do you expect the Magna merger to be completed?

A:	We anticipate that the Magna merger will be completed in the third quarter or fourth quarter of 2015. In addition to approval of the merger agreement by holders of Magna common stock and Magna Series D Preferred Stock (voting together as a single group), we must also obtain certain regulatory approvals. Any delay in obtaining such approvals may delay the consummation of the Magna merger.

Q:	If I’ve lost my Magna stock certificate(s), can I receive consideration in the Magna merger?

A:	Yes. However, you will have to provide an affidavit attesting to the fact that you lost your Magna stock certificate(s). Additionally, you may have to give Pinnacle or the exchange agent a bond in an amount determined by Pinnacle in order to indemnify Pinnacle against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in.

Q:	If I receive Pinnacle common stock as a result of the Magna merger, where will my shares be listed?

A:	Shares of Pinnacle’s common stock issued in the Magna merger will be listed on the Nasdaq Global Select Market and will trade under the symbol “PNFP”.

Q:	Who can help answer my questions?

A:	If you want additional copies of this proxy statement/prospectus, or if you want to ask questions about the merger agreement, including the Magna merger, or if you need assistance submitting your proxy or voting your shares of Magna common stock and/or Magna Series D Preferred Stock, you should contact:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attention: Harold R. Carpenter Telephone: (615) 744-3700	or	Magna Bank 6525 Quail Hollow Road, Suite 513 Memphis, Tennessee 38210 Attention: Beth Lawrence Telephone: (901) 259-5670

If your shares of Magna common stock and/or Magna Series D Preferred Stock are held by a broker, bank, nominee or other holder of record, you should contact your broker, bank, nominee or other holder of record for additional information about proxy materials or voting procedures.

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. Accordingly, you are encouraged to carefully read this entire proxy statement/prospectus, its appendices and the documents incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Magna Merger (Pages 94 and 97)

Pinnacle Financial Partners, Inc.

Pinnacle Bank

Pinnacle, a bank holding company under the laws of the United States is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 34 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, the state’s third-largest banking market. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

As of March 31, 2015, Pinnacle had total consolidated assets of approximately $6.31 billion, total deposits of approximately $4.79 billion, and total shareholders’ equity of approximately $824.2 million.

The principal executive office of Pinnacle Financial Partners, Inc. and Pinnacle Bank is located at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and the telephone number is (615) 744-3700.

Magna Bank

Magna is a Tennessee state-chartered commercial bank with its principal offices in Memphis, Tennessee. Magna operates banking branches in Memphis, Germantown, and Cordova, Tennessee and mortgage origination offices in Shelby County, Tennessee, Middle Tennessee and in Desoto County, Mississippi.

At March 31 2015, Magna had total assets of approximately $589.2 million, total deposits of approximately $451.8 million, and total stockholders’ equity of approximately $70.1 million.

The principal executive office of Magna is located at 6525 Quail Hollow Road, Suite 513, Memphis, Tennessee 38120, and the telephone number is (901) 259-5670.

Magna Will Merge With and Into Pinnacle Bank (Page 64)

We propose a merger of Magna with and into Pinnacle Bank. Pinnacle Bank will survive the Magna merger. We have attached the merger agreement, which sets forth the terms and conditions of the Magna merger, to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully.

What Magna Shareholders will Receive in the Magna Merger (Page 64)

Pursuant to the terms of the merger agreement, upon consummation of the Magna merger each holder of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) issued and outstanding as of the effective time, subject to certain exceptions, will have the right to elect to receive either (i) 0.3369 shares of Pinnacle common stock for each share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) owned by such Magna shareholder at the effective time of the Magna merger, or (ii) an amount in cash equal to $14.32 per share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) owned by such Magna shareholder at the effective time of the Magna merger, or (iii) a combination of stock consideration and cash consideration; provided, however, that the aggregate amount of stock consideration and cash consideration issued to holders of Magna common stock (including holders of the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) will be prorated such that 75% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into shares of Pinnacle common stock and 25% of the shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the Magna merger.

Issued Shares of Pinnacle Common Stock Will be Eligible for Trading (page 79)

The shares of Pinnacle common stock to be issued upon consummation of the Magna merger will be eligible for trading on the Nasdaq Global Select Market.

Voting Agreements (Page 48)

As of the record date, the directors and executive officers of Magna beneficially owned              shares of Magna common stock, including shares subject to Magna options currently exercisable but not exercised, and              shares of Magna Series D Preferred Stock, or approximately             % of the outstanding shares of Magna common stock, and             % of the outstanding shares of Magna Series D Preferred Stock. In connection with the execution of the merger agreement, each of the directors and executive officers of Magna executed a voting agreement pursuant to which he or she agreed, among other things, to vote his or her shares of Magna common stock and Magna Series D Preferred Stock for the approval of the merger agreement.

Magna’s Financial Adviser Has Provided an Opinion to the Magna Board as to the Fairness of the Merger Consideration from a Financial Point of View (Page 54)

The Magna board of directors retained SunTrust Robinson Humphrey, Inc. (who we refer to as STRH) to render a fairness opinion in connection with the proposed Magna merger. At a meeting of the Magna board of directors on April 28, 2015, STRH delivered to the Magna board of directors (solely in its capacity as such) an oral opinion, which was confirmed by delivery of a written opinion, dated April 28, 2015, to the effect that, as of April 28, 2015 and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be received in the Magna merger by the holders, other than (i) any holders who properly perfect their dissenters’ rights under the TBCA and (ii) Magna, Pinnacle or Pinnacle Bank in their capacity as holders of Magna common stock (including shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) other than any such shares held by Magna, Pinnacle or Pinnacle Bank on behalf of third parties or as a result of debts previously contracted (we refer to the holders in clauses (i) and (ii) as Excluded Holders), of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) was fair, from a financial point of view, to such holders.

The full text of the written opinion of STRH, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of STRH, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. Magna shareholders are urged to read STRH’s written opinion carefully and in its entirety. STRH’s opinion is limited solely to the fairness, from a financial point of view, of the aggregate merger consideration to be received in the Magna merger by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock), and does not address Magna’s underlying business decision to effect the Magna merger or the relative merits of the Magna merger as compared to any alternative business strategies or transactions that might be available with respect to Magna. STRH’s opinion does not constitute a recommendation to any Magna shareholders as to how such shareholder should vote or act with respect to any matter relating to the Magna merger or otherwise, including whether a holder of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) should elect to receive the cash consideration or the stock consideration.

The Magna Merger Generally Will Be Tax-Deferred to Holders of Magna Stock to the Extent They Receive Pinnacle Common Stock But Will Be Taxable With Respect to Any Cash Received (Page 44)

It is a condition to the completion of the Magna merger that Magna receive a legal opinion from Wyatt, Tarrant & Combs, LLP to the effect that the Magna merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for United States federal income tax purposes. It is also a condition that Pinnacle receives a similar opinion from Bass, Berry & Sims PLC. The opinions will not bind the Internal Revenue Service (which we refer to as the IRS), which could view the Magna merger differently.

Generally, for United States federal income tax purposes, Magna shareholders will not recognize gain or loss as a result of the exchange of their Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) for shares of Pinnacle common stock pursuant to the Magna merger. However, if any holder of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) receives (i) cash consideration for its shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) or (ii) cash in lieu of fractional shares of Pinnacle common stock, or any holder of the Magna options receives Stock Option Consideration, such exchange generally will be treated as a taxable transaction causing such holder of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) or Magna options to recognize gain or loss on the exchange. Holders of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) or Magna options should consult their own tax advisers for an understanding of the tax consequences that may be particular to them.

You should read “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Material United States Federal Income Tax Consequences” beginning on page 44 for a more complete discussion of the United States federal income tax consequences of the Magna merger to Magna’s shareholders. Tax matters can be complicated and the tax consequences of the Magna merger to you will depend on your particular tax situation. You should consult your tax adviser to fully understand the tax consequences of the Magna merger to you.

Magna Directors and Executive Officers Have Some Financial Interests in the Magna Merger That are Different From or in Addition to Their Interests as Shareholders (Page 48)

When Magna’s shareholders consider the recommendation of the Magna board of directors to approve the merger agreement and the Magna merger, you should be aware that certain of Magna’s directors and executive officers have interests in the Magna merger that are different from, or in addition to, the interests of Magna’s shareholders generally that may present actual or apparent conflicts of interest, including certain payments under various agreements for certain officers and directors of Magna, the appointment of a Magna director to the Pinnacle board of directors and the continuation of directors and officers indemnification and liability insurance protections. See “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Interests of Magna Executive Officers and Directors in the Magna Merger” beginning on page 48.

Treatment of Magna Stock Options (Page 64)

Immediately prior to the effective time of the Magna merger, each outstanding unvested Magna option will accelerate and become fully vested and exercisable. Any outstanding Magna options that are not exercised will be cancelled as of the effective time of the Magna merger and the holders of any such Magna options will be entitled to receive an amount in cash equal to the product of (x) the excess, if any, of $14.32 over the exercise price of each such Magna option and (y) the number of shares of Magna common stock subject to each such Magna option.

The Magna Merger is Expected to Occur in the Third Quarter or Fourth Quarter 2015 (Page 67)

The Magna merger will occur after all conditions to its completion have been satisfied or waived. Currently, we anticipate the Magna merger will occur in the third quarter or fourth quarter of 2015. However, we cannot assure you when or if the Magna merger will occur. Magna’s shareholders must first approve the merger agreement at the Magna special meeting to which this proxy statement/prospectus relates. We also must obtain necessary regulatory approvals. If the Magna merger has not been completed by December 31, 2015, either Pinnacle or Magna may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the Magna merger to occur by failing to comply with its obligations under the merger agreement.

Completion of the Magna Merger is Subject to Customary Conditions (Page 68)

The completion of the Magna merger is subject to a number of customary conditions being met, including the approval by Magna shareholders of the merger agreement, as well as receipt of all required regulatory approvals.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the Magna merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the Magna merger will be satisfied or waived or that the Magna merger will be completed.

We May Not Complete the Magna Merger Without All Required Regulatory Approvals (Page 52)

We cannot complete the Magna merger unless we receive the prior approval of our applications and notices filed with the Federal Deposit Insurance Corporation (which we refer to as the FDIC), and the Tennessee Department of Financial Institutions (which we refer to as TDFI).

Termination of the Merger Agreement; Fees Payable (Page 76)

We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental authority that must grant a regulatory approval denies approval of the Magna merger (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the Magna merger;

•	the Magna merger is not completed on or before December 31, 2015 (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in the failure to complete the Magna merger by that date);

•	the shareholders of Magna do not approve the merger agreement at the Magna special meeting; or

•	the other party is in material breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the Magna merger and is either incurable or is not cured within 30 days.

Pinnacle may terminate the merger agreement if the board of directors of Magna adversely changes its recommendation that its shareholders vote “FOR” approval of the merger agreement, Magna breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or if the board of directors of Magna authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Pinnacle.

In addition, Magna has the right to terminate the merger agreement:

•	if (a) Pinnacle’s average closing stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00, and (b) the quotient resulting from dividing Pinnacle’s average closing stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on April 28, 2015 ($46.83) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the Magna merger by the Nasdaq Bank Index on April 28, 2015 ($2,699.92) minus (2) 0.20; or

•	for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Magna is not in material breach of its obligations to call a meeting of its shareholders to approve the merger agreement or its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match any superior proposal.

The merger agreement provides that in limited circumstances, described more fully beginning on page 64, involving a change in the recommendation of the Magna board that Magna’s shareholders approve the merger agreement, Magna’s failure to hold a shareholders’ meeting to vote on the merger agreement, Magna’s authorization, recommendation or proposal of an acquisition proposal, Magna’s termination to enter into a definitive agreement with respect to a superior proposal or if the merger agreement is otherwise terminated (other than by Magna for Pinnacle’s material breach) after Magna shall have received an acquisition proposal, Magna may be required to pay a termination fee to Pinnacle of $2.85 million. The purpose of the termination fee is to encourage the commitment of Magna to the Magna merger, and to compensate Pinnacle if Magna engages in certain conduct which would make the Magna merger less likely to occur. The effect of the termination fee likely will be to discourage other companies from seeking to acquire or merge with Magna prior to completion of the Magna merger and could cause Magna to reject any acquisition proposal which does not take into account the termination fee.

We May Amend the Terms of the Magna Merger and Waive Rights Under the Merger Agreement (Page 78)

We may jointly amend the terms of the merger agreement, and the parties may waive their respective rights to require the other parties to adhere to any of those terms, to the extent legally permissible. However, after the approval of the merger agreement by shareholders of Magna, no amendment or waiver that reduces or changes the form of the consideration that will be received by Magna shareholders may be accomplished without the further approval of such shareholders.

Dissenters’ Rights (Page 47)

Tennessee law permits holders of Magna common stock and Magna Series D Preferred Stock to dissent from the Magna merger and to have the fair value of their Magna stock paid in cash. To do this, a Magna shareholder must follow certain procedures, including filing certain notices with Magna and refraining from voting the shareholder’s shares of Magna stock in favor of the merger agreement. If a Magna shareholder properly dissents from the merger agreement, that shareholder’s shares of Magna stock will not be exchanged for shares of Pinnacle common stock in the Magna merger, but rather, that shareholder’s only right will be to receive the appraised value of the shareholder’s shares in cash. For a complete description of these dissenters’ rights, see page 47 and Appendix B to this proxy statement/prospectus where the full text of the Tennessee Dissenters’ Rights Statute is set out.

Comparison of the Rights of Magna Shareholders and Pinnacle Shareholders (Page 85)

Both Pinnacle and Magna are incorporated under Tennessee law. Magna shareholders, who upon completion of the Magna merger continue as shareholders, will become Pinnacle shareholders, and their rights as shareholders of Pinnacle will be governed by Pinnacle’s charter and bylaws. See “COMPARISON OF THE RIGHTS OF SHAREHOLDERS” beginning on page 85 for the material differences between the rights of Magna shareholders and Pinnacle shareholders.

Board of Directors After the Magna Merger and the CapitalMark Merger (Page 87)

After the Magna merger and the CapitalMark merger, the board of directors of the combined company is expected to have at least 14 members, consisting of at least 12 current members of Pinnacle’s board of directors, Thomas C. Farnsworth, III, an existing member of the Magna Bank board of directors and an existing member of the CapitalMark board of directors.

Magna Shareholder Meeting to be Held on [                    ], 2015 (Page 34)

The Magna special meeting will be held on July [    ], 2015 at 10:00 a.m., local time. The meeting will be held at 6525 Quail Hollow Road, 4th Floor, Memphis, Tennessee, 38120. At the Magna special meeting, Magna shareholders will be asked to vote to (1) approve the merger agreement, and (2) postpone or adjourn the Magna special meeting to a later date or dates, if necessary, to permit Magna to solicit additional proxies if there are insufficient votes present at the Magna special meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

Pending Acquisition of CapitalMark Bank & Trust (Page 95)

On April 7, 2015, Pinnacle and CapitalMark announced the signing of a definitive agreement for CapitalMark to merge with and into Pinnacle Bank. The CapitalMark merger has been approved by the board of directors of each of Pinnacle and CapitalMark and is expected to close in the third quarter or fourth quarter of 2015. Completion of the CapitalMark merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of CapitalMark’s common shareholders.

Under the terms of the CapitalMark merger agreement, upon consummation of the CapitalMark merger, each holder of CapitalMark common stock, par value $1.00 per share (which we refer to as the CapitalMark common stock), issued and outstanding, subject to certain exceptions, will have the right to elect to receive either (i) 0.50 shares of Pinnacle common stock for each share of CapitalMark common stock owned by such CapitalMark shareholder at the effective time of the CapitalMark merger (which we refer to as the Pinnacle stock consideration), or (ii) an amount in cash equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger (which we refer to as the Pinnacle cash consideration), or (iii) a combination of Pinnacle stock consideration and Pinnacle cash consideration; provided, however, that the aggregate amount of Pinnacle stock consideration and Pinnacle cash consideration issued to CapitalMark shareholders will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of outstanding CapitalMark common stock as of the effective time of the CapitalMark merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger.

As of March 31, 2015, CapitalMark, which is headquartered in Chattanooga, Tennessee, reported $968.0 million in total assets and $840.0 million in deposits and currently operates four banking offices in Tennessee, one each in Chattanooga and Cleveland, as well as one in Knoxville and one in Oak Ridge. For the year ended December 31, 2014 and the first quarter of 2015, CapitalMark reported net income of approximately $7.4 million and approximately $2.3 million, respectively. See page 19 for “SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF CAPITALMARK BANK & TRUST”.

Subordinated Debt Issuance in Connection with the Magna merger and the CapitalMark merger (Page 96)

In connection with the consummation of the Magna merger and the CapitalMark merger, Pinnacle Bank expects to issue approximately $50.0 million in subordinated debt in a private offering to institutional investors (which we refer to as the Debt Issuance). The proceeds from the Debt Issuance, together with available cash, will be used to pay the cash amounts owed by Pinnacle as a result of the Magna merger and the CapitalMark merger, including the redemption of the preferred shares sold by Magna and CapitalMark to the U.S. Treasury pursuant to the Small Business Lending Fund program. In connection with the Debt Issuance, Pinnacle anticipates that it will repay all of its outstanding borrowings under its loan agreement with U.S. Bank, National Association.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE

The selected historical consolidated financial and other data presented below as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from Pinnacle’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$6,314,346	$5,600,933	$6,018,248	$5,563,776	$5,040,549	$4,863,951	$4,909,004
Loans, net of unearned income	4,645,272	4,181,687	4,590,027	4,144,493	3,712,162	3,291,351	3,212,440
Allowance for loan losses	66,242	67,524	67,359	67,970	69,417	73,975	82,575
Total securities	808,294	774,134	770,730	733,252	707,153	897,292	1,018,637
Goodwill, core deposit and other intangible assets	246,109	247,171	246,422	247,492	249,144	251,919	254,795
Deposits and securities sold under agreements to repurchase	4,857,363	4,568,669	4,876,600	4,603,938	4,129,855	3,785,931	3,979,352
Advances from FHLB	455,444	150,604	195,476	90,637	75,850	226,069	121,393
Subordinated debt and other borrowings	135,533	98,033	96,158	98,658	106,158	97,476	97,476
Stockholders’ equity	824,151	742,497	802,693	723,708	679,071	710,145	677,457

Statement of Operations Data:
Interest income	$54,679	$49,291	$206,170	$191,282	$185,422	$188,346	$203,348
Interest expense	3,410	3,383	13,185	15,384	22,557	36,882	58,975
Net interest income	51,269	45,908	192,985	175,899	162,865	151,464	144,373
Provision for loan losses	315	488	3,635	7,856	5,569	21,798	53,695
Net interest income after provision for loan losses	50,954	45,420	189,350	168,042	157,296	129,666	90,678
Noninterest income	18,943	12,732	52,602	47,104	43,397	37,940	36,315
Noninterest expense	36,831	33,646	136,300	129,261	138,165	139,107	146,883
Income (loss) before income taxes	32,616	24,506	105,653	85,884	62,527	28,499	(19,890)
Income tax expense (benefit)	10,773	8,139	35,182	28,158	20,643	(15,238)	4,410
Net income (loss)	21,843	16,367	70,471	57,726	41,884	43,737	(24,300)
Preferred dividends and accretion on common stock warrants	—	—	—	—	3,814	6,665	6,142
Net income (loss) available to common stockholders	$21,843	$16,367	$70,471	$57,726	$38,070	$37,072	$(30,442)

Per Share Data:
Earnings (loss) per share available to common stockholders—basic	$0.62	$0.47	$2.03	$1.69	$1.12	$1.11	$(0.93)
Weighted average common shares outstanding—basic	34,041,203	34,602,337	34,723,335	34,200,770	33,899,667	33,420,015	32,789,871
Earnings (loss) per common share available to common stockholders—diluted	$0.62	$0.47	$2.01	$1.67	$1.10	$1.09	$(0.93)
Weighted average common shares outstanding—diluted	35,380,529	34,966,600	35,126,890	34,509,261	34,487,808	34,060,228	32,789,871
Common dividends per share	$0.12	$0.08	$0.32	$0.08	—	—	—
Book value per common share	$22.98	$20.88	$22.45	$20.55	$19.57	$18.56	$17.22
Tangible book value per common share	$15.88	$13.93	$15.62	$13.52	$12.39	$11.33	$9.80
Common shares outstanding at end of period	35,864,667	35,567,268	35,732,483	35,221,941	34,696,597	34,354,960	33,870,380

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets	1.45%	1.20%	1.24%	1.11%	0.78%	0.77%	(0.61%)
Return on average stockholders’ equity	10.86%	8.96%	9.19%	8.22%	5.46%	5.27%	(4.37%)
Net interest margin (1)	3.78%	3.76%	3.75%	3.77%	3.77%	3.55%	3.25%
Net interest spread (2)	3.67%	3.66%	3.65%	3.65%	3.61%	3.33%	2.99%
Noninterest income to average assets	1.23%	0.94%	0.92%	0.90%	0.89%	0.78%	0.72%
Noninterest expense to average assets	2.45%	2.47%	2.39%	2.48%	2.83%	2.88%	2.93%
Efficiency ratio (3)	52.79%	57.38%	55.50%	57.96%	66.99%	73.45%	81.29%
Average loan to average deposit ratio	96.52%	91.59%	93.15%	93.46%	92.78%	86.76%	87.64%
Average interest-earning assets to average interest-bearing liabilities	142.14%	138.56%	142.64%	137.78%	131.44%	125.84%	120.27%
Average equity to average total assets	13.37%	13.43%	13.46%	13.47%	14.30%	14.55%	13.90%
Dividend payout ratio (4)	22.22%	19.16%	16.67%	20.38%	—	—	—

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	391.61%	432.68%	403.20%	373.80%	304.20%	154.60%	102.10%
Allowance for loan losses to total loans	1.43%	1.61%	1.47%	1.64%	1.87%	2.25%	2.57%
Nonperforming assets to total assets	0.40%	0.55%	0.46%	0.60%	0.82%	1.80%	2.86%
Nonperforming assets to total loans and other real estate	0.54%	0.73%	0.61%	0.80%	1.11%	2.66%	4.29%
Net loan charge-offs to average loans (5)	0.13%	0.09%	0.10%	0.24%	0.29%	0.94%	1.96%

Capital Ratios (Pinnacle):
Leverage (6)	10.48%	10.96%	11.29%	10.93%	10.57%	11.37%	10.70%
Tier 1 common equity	9.51%	10.51%	10.09%	10.08%	9.88%	9.90%	11.58%
Tier 1 risk-based capital	10.96%	12.20%	12.10%	11.76%	11.77%	13.84%	13.78%
Total risk-based capital	12.18%	13.45%	13.35%	13.01%	13.02%	15.34%	15.37%

(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(3)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Annualized for 2013.
(5)	For the three months ended March 31, 2015 and 2014, calculated by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(6)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and by average assets for the three months ended March 31, 2015 and March 31, 2014.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

OF MAGNA BANK

The selected historical consolidated financial and other data of Magna presented below, as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical consolidated financial and other data of Magna presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from Magna’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$589,201	$546,942	$564,617	$527,537	$493,530	$440,629	$425,609
Loans, net of unearned income	451,377	428,004	441,988	416,142	359,996	325,255	323,020
Allowance for loan losses	4,695	5,175	5,172	5,086	5,576	5,853	9,630
Total securities	65,011	58,889	63,172	58,870	64,291	42,182	39,920
Goodwill, core deposit and other intangibles	—	—	—	—	—	—	—
Deposits and securities sold under agreements to repurchase	451,792	398,494	434,247	388,617	359,753	329,759	320,650
Advances from FHLB	60,200	76,600	55,000	45,000	45,000	45,000	49,000
Subordinated debt and other borrowings	—	—	—	—	—	—	—
Stockholders’ equity	70,080	66,204	68,822	65,561	62,701	61,209	51,749

Statement of Operations Data:
Interest income	$5,371	$5,222	$21,288	$20,207	$19,127	$18,740	$21,018
Interest expense	858	866	3,569	3,607	3,989	4,602	6,948

Net interest income	4,513	4,356	17,719	16,600	15,138	14,138	14,070
Provision for loan losses	(312)	147	237	500	160	386	5,482

Net interest income after provision for loan losses	4,825	4,209	17,482	16,100	14,978	13,752	8,588
Noninterest income	3,191	2,590	13,562	15,570	18,143	12,745	13,033
Noninterest expense	5,756	5,095	23,002	24,134	28,213	22,478	24,237

Income (loss) before income taxes	2,260	1,704	8,042	7,536	4,908	4,019	(2,616)
Income tax expense (benefit)	847	642	2,935	2,790	1,838	1,540	(975)

Net income (loss)	1,413	1,062	5,107	4,746	3,070	2,479	(1,641)
Preferred dividends and accretion on preferred stock warrants	46	46	184	308	267	815	675

Net income (loss) available to common stockholders	$1,367	$1,016	$4,923	$4,438	$2,803	$1,664	$(2,316)

Per Share Data:
Earnings (loss) per share available to common stockholders-basic	$0.26	$0.19	$0.93	$0.83	$0.51	$0.30	$(0.42)
Weighted average common shares outstanding-basic	5,244,154	5,339,154	5,311,716	5,372,825	5,503,026	5,503,026	5,488,040
Earnings (loss) per share available to common stockholders-diluted	$0.26	$0.19	$0.93	$0.83	$0.51	$0.30	$(0.42)
Weighted average common shares outstanding-diluted	5,244,154	5,339,154	5,311,716	5,372,825	5,503,026	5,503,026	5,488,040
Common equivalent dividends per share	$0.07	—	$0.28	—	$0.43	—	—
Book value per common share	$9.86	$8.96	$9.62	$8.84	$8.06	$7.79	$7.45
Tangible book value per common share	$9.86	$8.96	$9.62	$8.84	$8.06	$7.79	$7.45
Common equivalent shares outstanding at end of period	5,244,154	5,339,154	5,244,154	5,339,154	5,503,026	5,503,026	5,503,026

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets	0.95%	0.77%	0.89%	0.88%	0.60%	0.39%	-0.51%
Return on average stockholders’ equity	8.07%	6.42%	7.42%	7.24%	4.90%	4.05%	-3.17%
Return on average common stockholders’ equity	10.70%	8.48%	9.93%	9.59%	6.32%	3.91%	-5.38%
Net interest margin (1)	3.31%	3.48%	3.41%	3.49%	3.47%	3.56%	3.31%
Net interest spread (2)	3.00%	3.33%	3.24%	3.30%	3.24%	3.32%	3.00%
Noninterest income to average assets	2.23%	1.96%	2.46%	3.09%	3.86%	2.96%	2.87%
Noninterest expense to average assets	4.01%	3.85%	4.18%	4.79%	6.01%	5.23%	5.34%
Efficiency ratio (3)	61.64%	59.49%	65.34%	73.80%	93.68%	80.60%	106.97%
Average loan to average deposit ratio	101.76%	106.83%	102.90%	100.47%	98.37%	98.99%	100.45%
Average interest-earning assets to average interest-bearing liabilities	125.04%	122.58%	124.90%	124.15%	123.44%	119.84%	117.23%
Average equity to average total assets ratio	12.11%	12.51%	12.33%	12.82%	13.35%	12.89%	11.82%
Average common equity to average total assets ratio	8.91%	9.05%	8.99%	9.18%	9.44%	9.89%	9.47%
Dividend payout ratio	27.03%	0.00%	30.44%	0.00%	83.53%	0.00%	0.00%

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	266.46%	177.47%	186.58%	138.58%	49.67%	240.96%	41.58%
Allowance for loan losses to total loans	1.04%	1.21%	1.17%	1.22%	1.55%	1.80%	2.98%
Nonperforming assets to total assets	0.89%	1.31%	1.13%	1.64%	3.04%	2.29%	6.26%
Nonperforming assets to total loans and other real estate	1.15%	1.66%	1.43%	2.06%	4.13%	3.05%	8.15%
Net loan charge-offs to average loans (4)	0.15%	0.02%	0.04%	0.26%	0.13%	1.31%	0.31%

Capital Ratios (Magna):
Leverage (5)	12.25%	12.19%	12.16%	12.51%	12.64%	13.98%	12.20%
Tier 1 common equity	10.36%	10.69%	10.91%	11.01%	10.98%	12.12%	11.65%
Tier 1 risk-based capital	14.16%	14.74%	14.88%	15.25%	15.59%	17.24%	14.68%
Total risk-based capital	15.11%	15.88%	16.00%	16.42%	16.84%	18.49%	15.93%

(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(3)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4)	For the three months ended March 31, 2015 and 2014, calculated by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(5)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and by average assets for the three months ended March 31, 2015 and March 31, 2014.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF CAPITALMARK BANK & TRUST

The selected historical financial and other data of CapitalMark presented below, as of and for the three months ended March 31, 2015 and 2014, is unaudited. The selected historical financial and other data of CapitalMark presented below, as of and for each of the years in the five-year period ended December 31, 2014, is derived from CapitalMark’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$968,268	$883,151	$930,377	$828,163	$780,139	$661,427	$464,038
Cash and cash equivalents	21,113	30,854	14,416	27,653	49,949	14,594	8,034
Loans receivable	765,481	620,080	715,575	582,555	459,083	362,567	328,446
Investment securities	156,005	208,650	170,928	192,175	263,031	274,766	118,909
Goodwill and other intangibles	—	—	—	—	—	—	—
Deposit accounts	840,426	751,000	780,500	684,751	672,541	572,967	405,961
Borrowings	26,631	42,127	46,128	53,366	15,000	15,000	8,000
Shareholders’ equity	98,526	88,076	95,247	85,182	85,314	70,267	46,192
Common book value per share	10.93	9.51	10.49	9.12	9.19	7.68	7.02
Tangible common book value per share	10.93	9.51	10.49	9.12	9.19	7.68	7.02

Income Statement Data
Interest income	$9,461	$8,520	$35,610	$31,863	$29,152	$24,006	$21,020
Interest expense	936	929	3,639	3,655	4,730	4,602	5,041

Net interest income	8,525	7,591	31,971	28,208	24,422	19,404	15,979
Provision for loan losses	250	650	3,075	3,525	2,275	2,510	2,020

Net interest income after provision for loan losses	8,275	6,941	28,896	24,683	22,147	16,894	13,959
Non-interest income	917	686	3,197	4,402	5,586	1,921	1,815
Non-interest expense	5,611	5,115	20,757	20,394	17,406	14,275	12,674

Income (loss) before taxes	3,581	2,565	11,336	8,691	10,327	4,540	3,100
Income tax expense (benefit)	1,275	878	3,970	2,881	3,696	1,287	(31,500)

Net income	$2,306	$1,687	$7,367	$5,811	$6,630	$3,253	$3,132

Earnings per common share—Basic	$0.31	$0.22	$0.98	$0.77	$0.94	$0.46	$0.48
Earnings per common share—Diluted	0.29	0.21	0.92	0.72	0.87	0.44	0.46
Cash dividends per common share	—	—	—	—	0.05	—	—

Key Ratios
Return on average assets	1.00%	0.77%	0.83%	0.73%	0.91%	0.65%	0.75%
Return on average common equity	9.52%	7.79%	8.15%	6.88%	8.66%	5.99%	7.00%
Return on average tangible equity	9.52%	7.79%	8.15%	6.88%	8.66%	5.99%	7.00%
Equity to assets at end of period	10.18%	9.97%	10.24%	10.29%	10.94%	10.68%	9.95%
Earning assets to interest bearing liabilities	131.74%	126.32%	130.40%	126.21%	125.51%	120.95%	119.37%
Interest rate spread (1)	3.71%	3.50%	3.64%	3.57%	3.28%	3.75%	3.90%
Net interest margin (2)	3.82%	3.72%	3.76%	3.70%	3.44%	3.91%	4.09%
Non-interest expense to average assets	2.40%	2.38%	2.34%	2.55%	2.30%	2.64%	2.86%
Efficiency ratio (3)	59.02%	61.80%	58.36%	63.37%	62.44%	64.24%	68.86%
Common stock dividend payout ratio	—	—	—	—	5.11%	—	—

Asset Quality Data
Non-performing assets to total assets at end of period	1.02%	1.67%	1.05%	1.70%	1.44%	1.91%	3.74%
Allowance for credit losses to non-performing loans	114.41%	54.79%	114.52%	51.61%	58.87%	45.74%	44.23%
Allowance for credit losses to total loans at end of period	0.96%	1.26%	1.00%	1.22%	1.34%	1.25%	1.83%

(Dollars in thousands, except per share data)	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Capital Ratios
Tier 1 common equity	8.75%	10.35%	9.53%	10.72%	12.12%	11.89%	12.89%
Tier 1 leverage capital ratio (4)	10.48%	10.44%	10.25%	10.87%	10.65%	11.30%	10.53%
Tier 1 risk-based ratio	10.75%	12.98%	11.78%	13.51%	15.57%	16.07%	12.89%
Tier 1 risk-based capital ratio	11.55%	14.10%	12.66%	14.59%	16.74%	17.12%	14.15%

(1)	Interest rate spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(2)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(3)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Tier 1 leverage capital ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and by average assets for the three months ended March 31, 2015 and March 31, 2014.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The below presentation summarizes the unaudited per share information for Pinnacle, Magna and CapitalMark on a historical, pro forma, pro forma combined and equivalent pro forma basis. You should read this information in conjunction with the historical financial statements (and related notes) of Pinnacle contained in the annual and quarterly reports and other documents Pinnacle has filed with the SEC that are incorporated herein by reference and the selected historical consolidated financial data of Pinnacle and Magna and the selected historical financial data of CapitalMark in this proxy statement/prospectus. See “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE” beginning on page 15, “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF MAGNA BANK” beginning on page 17, “SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF CAPITALMARK BANK & TRUST” beginning on page 19, and “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

The pro forma, pro forma combined and pro forma equivalent per share information gives effect to the Magna merger and CapitalMark merger and the planned redemption of the preferred shares issued by each of Magna (the Series C Preferred Stock) and CapitalMark pursuant to the U.S. Treasury’s Small Business Lending Fund program as if the transactions had been effective as of the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2014, in the case of the net income per share and dividends declared per share data.

In addition to Magna common stock and the Series C Preferred Stock, Magna also has issued and outstanding the Magna Series D Preferred Stock. The Magna Series D Preferred Stock is entitled to receive a 10% preferred premium on dividends paid by Magna on shares of Magna common stock. Immediately prior to the effective time of the Magna merger, the Magna Series D Preferred Stock will, pursuant to its terms, automatically convert into shares of Magna common stock. The per share information presented below with respect to Magna is presented on a common share equivalent basis as if all of Magna’s outstanding shares of Series D Preferred Stock had converted to Magna common stock as of January 1, 2014.

You should not rely on the pro forma information as necessarily indicative of historical results we would have experienced had we been combined or of future results we will have after the consummation of the Magna merger and the CapitalMark merger. In addition, you should not rely on the information for the three months ended March 31, 2015 as indicative of results for 2015. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the Magna merger and the CapitalMark merger and, accordingly, does not attempt to predict or suggest future results.

The information presented in the table below is based on the historical financial statements of each of Pinnacle, Magna and CapitalMark and should be read in conjunction with the historical financial information that Pinnacle has presented in prior filings with the SEC. With respect to Pinnacle, see “WHERE YOU CAN FIND MORE INFORMATION” on page 101.

	As of and for the Three Months Ended March 31, 2015 (1)	As of and for the Year Ended December 31, 2014 (1)
Earnings Per Common Share Equivalent
Basic
Pinnacle historical	$0.62	$2.03
CapitalMark historical	0.31	0.98
Pinnacle—CapitalMark pro forma (2)	0.64	2.08
Equivalent pro forma of one share of CapitalMark common stock (3)	0.32	1.04
Magna historical	0.26	0.93
Pinnacle—Magna pro forma (2)	0.64	2.10
Equivalent pro forma for one share of Magna common stock (3)	0.22	0.71
Pro forma combined (4)	0.65	2.15
Magna shareholder (2)	0.22	0.72
Diluted
Pinnacle historical	$0.62	$2.01
CapitalMark historical	0.31	0.98
Pinnacle—CapitalMark pro forma (2)	0.63	2.06
Equivalent pro forma for one share of CapitalMark common stock (3)	0.32	1.03
Magna historical	0.26	0.93
Pinnacle—Magna pro forma (2)	0.63	2.08
Equivalent pro forma for one share of Magna common stock (3)	0.21	0.70
Pro forma combined (4)	0.65	2.13
Magna shareholder (2)	0.22	0.72
Cash Dividends Declared Per Common Share Equivalent
Pinnacle historical	$0.12	$0.32
CapitalMark historical	—	—
Pinnacle—CapitalMark pro forma (2)	0.12	0.32
Equivalent pro forma for one share of CapitalMark common stock (3)	0.06	0.16
Magna historical	0.07	0.28
Pinnacle—Magna pro forma (2)	0.12	0.32
Equivalent pro forma for one share of Magna common stock (3)	0.04	0.11
Pro forma combined (4)	0.12	0.32
Magna shareholder (2)	0.04	0.11
Book Value Per Common Share Equivalent
Pinnacle historical	$22.98	$22.47
CapitalMark historical	10.88	10.43
Pinnacle—CapitalMark pro forma (2)	25.40	24.94
Equivalent pro forma for one share of CapitalMark common stock (3)	12.70	12.47
Magna historical	9.86	9.62
Pinnacle—Magna pro forma (2)	23.85	23.36
Equivalent pro forma for one share of Magna common stock (3)	8.03	7.87
Pro forma combined (4)	26.12	25.67
Magna shareholder (2)	8.80	8.65

(1)	Pro forma amounts reflect the estimated purchase accounting adjustments to be recorded in connection with the CapitalMark merger and the Magna merger and the issuance of 3,305,000 shares of Pinnacle common stock in the CapitalMark merger and 1,325,000 shares of Pinnacle common stock in the Magna merger. The number of shares of Pinnacle common stock that may be issued in the mergers could be higher if options to acquire shares of Magna or CapitalMark common stock are exercised prior to the effective time of the mergers.
(2)	Amounts are calculated using the following exchange ratios (where Pinnacle is 1): Pinnacle—CapitalMark 0.50; Pinnacle—Magna 0.3369.
(3)	The equivalent pro forma information shows the effect of the CapitalMark merger and the Magna merger, respectively from the perspective of a holder of CapitalMark common stock or Magna common stock, as applicable, and assumes the full conversion of the Magna Series D Preferred Stock into shares of Magna common stock as of January 1, 2014. Amounts are calculated using the following exchange ratios (where Pinnacle is 1): Pinnacle—CapitalMark 0.50; Pinnacle—Magna 0.3369.
(4)	Pro forma combined amounts include Pinnacle, CapitalMark and Magna, and show the historical pro forma combined per share effect of the CapitalMark merger and the Magna merger from the perspective of a shareholder of Magna.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Pinnacle’s common stock is traded on the Nasdaq Global Select Market under the symbol “PNFP”. There is no established public trading market for Magna common stock. Magna’s management believes that shares of Magna stock are traded from time to time through use of the brokerage services provided by Wunderlich Securities in Memphis, Tennessee, which in turn notifies Magna of the price, number of shares and date on which shares are purchased and sold with the use of its services. Magna pays Wunderlich Securities a fee of $750 per month to provide these brokerage services.

The following table shows, for the periods indicated, the reported closing sale prices per share for Pinnacle common stock on (i) April 27, 2015, the last trading day before the public announcement of the execution of the merger agreement, and (ii) June 8, 2015 the latest practicable date prior to the date of this proxy statement/prospectus. The following table also shows, for the periods indicated, the sales price per share in the most recent transaction in Magna common stock based on information provided to Magna by Wunderlich Securities. This table also shows in the column entitled “Equivalent Price Per Magna Share” the closing price of a share of Pinnacle common stock on that date, multiplied by an exchange ratio of 0.3369, which is the exchange ratio for the stock consideration.

We make no assurance as to what the market price of the Pinnacle common stock will be when the Magna merger is completed or anytime thereafter. Because the market value of Pinnacle common stock will fluctuate after the date of this proxy statement/prospectus, we cannot assure you what value a share of Pinnacle common stock will have when received by a Magna shareholder. Magna shareholders are advised to obtain current market quotations for Pinnacle common stock. Such quotations in the case of Pinnacle may be obtained from a newspaper, the Internet or a broker.

Date	Pinnacle Common Stock	Magna Common Stock		Equivalent Price per Magna Share
April 27, 2015	$46.62	$7.00	(1)	$15.71
June 8, 2015	$52.52	$7.00	(2)	$17.69

(1)	Reflects the price at which Magna common stock was sold on March 31, 2015, the last day prior to the execution of the merger agreement that Magna common stock was traded and of which Magna was aware.
(2)	Reflects the price at which Magna common stock was sold on March 31, 2015, the most recent date that Magna’s common stock was traded and of which Magna was aware.

If all Magna shareholders elect to receive the stock consideration, then, due to proration, all Magna shareholders will receive stock consideration for 75% of their Magna stock and cash consideration for 25% of their Magna stock. The following table illustrates at various price levels of Pinnacle common stock, the value per Magna share of the stock consideration, the cash consideration and a mix of 75% stock consideration and 25% cash consideration.

	Merger Consideration Per Share of Magna Common Stock
Pinnacle Common Stock Price	100% Stock Election	100% Cash Election	75% Stock/ 25% Cash Election
$42.00	$14.150	$14.32	$14.193
$44.00	$14.824	$14.32	$14.698
$46.00	$15.497	$14.32	$15.203
$48.00	$16.171	$14.32	$15.708
$50.00	$16.845	$14.32	$16.214
$52.00	$17.519	$14.32	$16.719
$54.00	$18.193	$14.32	$17.225

Pinnacle

The following table sets forth, for the periods indicated, the high and low sales prices of Pinnacle common stock and cash dividends paid per share of Pinnacle common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2015
First Quarter	$45.31	$35.01	$0.12
Second Quarter (through June 8, 2015)	52.76	43.44	0.12
2014
First Quarter	$39.10	$30.68	$0.08
Second Quarter	39.85	32.77	0.08
Third Quarter	40.10	34.73	0.08
Fourth Quarter	40.30	33.93	0.08
2013
First Quarter	$23.94	$18.97	$—
Second Quarter	26.30	21.32	—
Third Quarter	30.18	25.79	—
Fourth Quarter	33.36	29.48	0.08

As of [            ], 2015, the last practicable date prior to the printing of this document, there were [            ] shares of Pinnacle common stock issued and outstanding and approximately [            ] shareholders of record.

The principal source of Pinnacle’s cash flow, including cash flow to pay interest to its holders of subordinated debentures, and any dividends payable to common stockholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole stockholder. The ability of Pinnacle Bank to pay dividends to Pinnacle, as well as Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Pinnacle’s and Pinnacle Bank’s loan agreements with U.S. Bank National Association, as amended (which we refer to as the Pinnacle Loan Agreement or the Pinnacle Bank Loan Agreement, respectively), permit Pinnacle and Pinnacle Bank to pay dividends so long as there is no default or unmatured event of default under the Pinnacle Loan Agreement or Pinnacle Bank Loan Agreement, as applicable, and the payment of the dividend would not cause an event of default or unmatured event of default. Accordingly, there can be no assurance that Pinnacle will continue to pay dividends to its common shareholders in the future. See “SUPERVISION AND REGULATION—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, which are incorporated by reference into this proxy statement/prospectus, for additional information about limitations on Pinnacle’s and Pinnacle Bank’s ability to declare and pay dividends. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

Magna

Magna common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Magna common stock. As of March 31, 2015 there were 5,244,154 shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) issued and outstanding, which were held by 713 shareholders of record.

The following table presents the payment date and amount of all quarterly cash dividends paid by Magna during the period from January 1, 2013 through April 1, 2015.

Cash Dividend Payment Date	Magna Common Stock	Magna Series D Preferred Stock
April 1, 2014	$0.07	$0.077
July 1, 2014	0.07	0.077
October 1, 2014	0.07	0.077
January 1, 2015	0.07	0.077
April 1, 2015	0.07	0.077

The merger agreement permits Magna to continue to declare and pay quarterly cash dividends prior to the effective time of the Magna merger at rates not to exceed $0.07 per share of Magna common stock or $0.077 per share of Magna Series D Preferred Stock, paid in a manner consistent with past practice. However, Magna will be required to reduce the amount of any such dividends paid for the fiscal quarter in which the closing date of the Magna merger occurs if the anticipated closing date is prior to the record date for any Pinnacle common stock dividend declared by Pinnacle for the same fiscal quarter by an amount equal to the dividend payable on the shares of Pinnacle’s common stock to be issued to Magna’s shareholders in the Magna merger.

In accordance with the regulations of the TDFI, Magna may not make capital distributions, including dividends, without prior approval from the commissioner of the TDFI if such distributions were to exceed the earnings of Magna for the prior two years plus the most recently completed quarter of the current year less any capital distributions previously made. In addition, no capital distributions are allowed at any time when, following such distribution, Magna would be less than “well capitalized”.

As of the record date of the Magna special meeting, there were [            ] shares of Magna common stock and [            ] shares of Magna Series D Preferred Stock (for a total of [            ] shares of Magna stock) issued and outstanding, which were held by approximately [            ] shareholders of record.

RISK FACTORS RELATING TO THE MAGNA MERGER

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including without limitation, Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Pinnacle’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Because the market price of Pinnacle common stock will fluctuate, Magna shareholders cannot be sure of the exact value of shares of Pinnacle common stock they will receive.

Upon completion of the Magna merger, each outstanding share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) will be converted into the merger consideration consisting of shares of Pinnacle common stock or cash, or a mix of shares of Pinnacle common stock and cash, as provided in the merger agreement. If a Magna shareholder receives only cash as merger consideration, the value of the merger consideration that such Magna shareholder will receive will be fixed at $14.32 per share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock). If a Magna shareholder receives Pinnacle common stock as part or all of the merger consideration, the number of shares that such Magna shareholder will receive for each share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) will be fixed but the value of these shares of Pinnacle common stock will fluctuate depending on the market price of Pinnacle common stock at the time the shares of Pinnacle common stock are actually received by the Magna shareholder. The closing price of Pinnacle common stock on the date that the shareholder of Magna common stock (including the Magna Series D Preferred Stock) actually receives the shares of such Pinnacle common stock after consummation of the Magna merger and the closing price preceding the closing of the Magna merger may vary from each other, as well as from the closing price of Pinnacle common stock on the date that Magna and Pinnacle announced the Magna merger, or the date that this proxy statement/prospectus is being mailed to Magna shareholders, or the date of the Magna special meeting. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Pinnacle’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Pinnacle. Accordingly, at the time of the Magna special meeting, because of the above timing differences, Magna shareholders will not be able to calculate the exact value of Pinnacle common stock they may receive upon consummation of the Magna merger if they elect to receive shares of Pinnacle common stock.

The form or mix of merger consideration Magna shareholders ultimately receive could be different from the form or mix elected by a shareholder depending on the form or mix of merger consideration elected by other Magna shareholders.

If the merger agreement is approved by Magna shareholders, all Magna shareholders will be permitted to make an election as to the form of consideration, whether in cash, Pinnacle common stock or a mix of such cash and Pinnacle common stock, Magna shareholders wish to receive. Because 75% of the outstanding shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) must be converted into Pinnacle common stock, the exchange agent may be required, in accordance with the allocation provisions set forth in the merger agreement, to adjust the form of consideration that an individual Magna shareholder will receive in order to ensure that 25% of the outstanding shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) are converted into cash.

Consequently, if either the cash consideration or the stock consideration is over-subscribed, Magna shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain or loss for federal income tax purposes with respect to the cash received). See “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Material United States Federal Income Tax Consequences” beginning on page 44. If Magna shareholders do not make a timely election, upon the surrender of their shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock), 25% of their shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into cash and 75% of their shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) outstanding as of the effective time of the Magna merger will be converted into Pinnacle common stock.

If all Magna shareholders elect to receive the stock consideration, then, due to proration, all Magna shareholders will receive stock consideration for 75% of their Magna shares and cash consideration for 25% of their Magna shares. The following table illustrates at various price levels of Pinnacle common stock, the value per Magna share of the stock consideration, the cash consideration and a mix of 75% stock consideration and 25% cash consideration.

	Merger Consideration Per Share of Magna Common Stock
Pinnacle Common Stock Price	100% Stock Election	100% Cash Election	75% Stock/ 25% Cash Election
$42.00	$14.150	$14.32	$14.193
$44.00	$14.824	$14.32	$14.698
$46.00	$15.497	$14.32	$15.203
$48.00	$16.171	$14.32	$15.708
$50.00	$16.845	$14.32	$16.214
$52.00	$17.519	$14.32	$16.719
$54.00	$18.193	$14.32	$17.225

Pinnacle may not be able to successfully integrate Magna or CapitalMark or to realize the anticipated benefits of the mergers.

Pinnacle can provide no assurance that the Magna merger and/or the CapitalMark merger will be consummated and the closing of the CapitalMark merger is not a condition to the closing of the Magna merger, nor is the consummation of the Magna merger a condition to the closing of the CapitalMark merger. In the event that the Magna merger and/or the CapitalMark merger is consummated, a successful integration of Magna’s or CapitalMark’s operations with Pinnacle’s operations will depend substantially on Pinnacle’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Pinnacle may not be able to combine its operations with the operations of Magna or CapitalMark without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	loan and deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Pinnacle’s successful integration of Magna or CapitalMark.

Further, Pinnacle entered into the merger agreement and the CapitalMark merger agreement with the expectation that the mergers will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the mergers is subject to a number of uncertainties, including whether Pinnacle integrates Magna and CapitalMark in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of Pinnacle’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy that could materially and adversely affect Pinnacle’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Magna shareholders will have a reduced ownership and voting interest after the Magna merger and, if consummated, the CapitalMark merger, and will exercise less influence over management.

After consummation of the Magna merger and, if completed, the CapitalMark merger, Magna shareholders will own a significantly smaller percentage of Pinnacle than they currently own of Magna. Following the completion of the Magna merger, and giving effect to the CapitalMark merger, Magna shareholders will own approximately 3.3% of the combined company on a fully-diluted basis. Additionally, former Magna directors, following the consummation of the Magna merger, initially will hold one seat on Pinnacle’s board of directors. Consequently, Magna shareholders likely will be able to exercise less influence over the management policies of Pinnacle than they currently exercise over the management and policies of Magna.

The combined company will incur significant transaction and merger-related costs in connection with the mergers.

Pinnacle expects to incur significant costs associated with combining the operations of Magna and CapitalMark with its operations. Pinnacle has just recently begun collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of Pinnacle’s business with the businesses of Magna and CapitalMark. Although Pinnacle expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not either of the mergers is consummated, Pinnacle will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the mergers which will adversely impact its earnings until after the acquisitions have been completed. Completion of each of the mergers is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including approval by federal banking regulators. Pinnacle and Pinnacle Bank and each of Magna and CapitalMark, as the case may be, intend to pursue all required approvals in accordance with the merger agreement and the CapitalMark merger agreement, respectively.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement and the CapitalMark merger agreement may be completed, including the mergers, prior approval of our applications and notices filed with the FDIC and TDFI must be obtained. These governmental agencies may impose conditions on the completion of the mergers or require changes to the terms of the merger agreement and the CapitalMark merger agreement. Although Pinnacle and Magna do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement and the CapitalMark merger agreement or imposing additional costs on or limiting Magna’s revenues, any of which might have a material adverse effect on Pinnacle following the Magna merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “THE MERGER AGREEMENT—Conditions to the Completion of the Magna Merger” beginning on page 68 for a discussion of the conditions to the completion of the Magna merger and “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Regulatory Approval” beginning on page 52 for a description of the regulatory approvals that must be received in connection with the Magna merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Magna.

Until the consummation of the Magna merger, with some exceptions, Magna is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Pinnacle. In addition, Magna has agreed to pay a termination fee of $2.85 million to Pinnacle if:

•	Pinnacle terminates the merger agreement because Magna’s board of directors (1) did not recommend that Magna’s shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a shareholder meeting to approve the merger agreement;

•	Pinnacle terminates the merger agreement because Magna’s board of directors has authorized, recommended or proposed its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle;

•	the merger agreement is terminated by Pinnacle because the Magna merger has not been completed by December 31, 2015, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points;

•	the merger agreement is terminated by either party because the required shareholder vote of Magna was not obtained at the Magna special meeting and a bona fide acquisition proposal with respect to Magna was publicly announced or otherwise communicated to the board of directors or members of senior management of Magna before the Magna special meeting (which we refer to as a public proposal), that has not been withdrawn, and within nine months after termination of the merger agreement, Magna enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the public proposal);

•	the merger agreement is terminated by either party because the Magna merger has not been completed by December 31, 2015, or by Pinnacle because of a material breach by Magna of a representation, warranty, covenant or agreement that causes a condition to the Magna merger to not be satisfied and a public proposal with respect to Magna was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement Magna enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the public proposal); or

•	Magna terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Magna has complied with its obligations to call a meeting of its shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

Failure to complete the mergers could cause Pinnacle’s stock price to decline.

If either of the mergers is not completed for any reason, Pinnacle’s stock price may decline because costs related to the mergers, such as legal, accounting and financial advisory fees, must be paid even if such merger is not completed. In addition, if either of the mergers is not completed, Pinnacle’s stock price may decline to the extent that the current market price reflects a market assumption that both mergers will be completed.

Certain officers and directors of Magna have interests in the Magna merger different from, or in addition to, the interests of Magna shareholders

Certain of Magna’s existing directors and officers have interests in the Magna merger that are different from, or in addition to, the interests of Magna’s shareholders generally. For example, certain Magna executive officers have agreements that provide for significant payments following the consummation of the Magna merger. The Magna merger will be considered a change in control for purposes of these agreements. The Magna board of directors was aware of these conflicts of interests when it approved the merger agreement. See “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Interests of Magna Executive Officers and Directors in the Magna Merger” beginning on page 48.

The fairness opinion obtained by Magna from its financial adviser will not reflect changes in circumstances prior to the Magna merger.

On April 28, 2015, STRH delivered to the Magna board its oral and written opinion as to the fairness from a financial point of view to the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock), as of that date, of the aggregate merger consideration to be received by such holders under the merger agreement. A copy of this opinion is attached hereto as Appendix C. STRH had and has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that has become or becomes available after the delivery of its opinion. Accordingly, the opinion does not reflect changes that may occur or may have occurred after the date of such opinion, to the operations and prospects of Pinnacle or Magna, financial, economic, market and other conditions and other factors. As a result of the foregoing, Magna shareholders should be aware that the opinion of STRH attached hereto does not address the fairness of the aggregate merger consideration at any other time than as of April 28, 2015.

The tax consequences of the Magna merger to a Magna shareholder will depend upon the merger consideration received.

The tax consequences of the Magna merger to a Magna shareholder will depend upon the merger consideration that the shareholder receives. A Magna shareholder generally will not recognize any gain or loss on the conversion of shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) solely into shares of Pinnacle common stock. However, a holder of Magna stock or a holder of Magna options generally will be taxed if such holder receives cash (i) in exchange for shares of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock), (ii) in lieu of any fractional share of Pinnacle common stock or (iii) as Stock Option Consideration. See “PROPOSAL #1: THE PROPOSED MAGNA MERGER—Material United States Federal Income Tax Consequences” beginning on page 44.

Magna, Pinnacle and Pinnacle Bank are subject to business uncertainties and contractual restrictions while the Magna merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Magna merger, it is possible that some customers and other persons with whom Magna, Pinnacle and/or Pinnacle Bank has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Magna, Pinnacle and/or Pinnacle Bank, as the case may be, as a result of the Magna merger, which could negatively affect Magna’s, Pinnacle’s and/or Pinnacle Bank’s respective revenues, earnings and cash flows, as well as the market price of Pinnacle’s common stock, regardless of whether the Magna merger is completed.

Under the terms of the merger agreement, Magna is subject to certain restrictions on its business prior to completing the Magna merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Magna’s businesses and operations prior to the completion of the Magna merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus including the Appendices hereto contains “forward-looking statements” about Pinnacle, Pinnacle Bank and Magna and the combined companies following the Magna merger and/or the CapitalMark merger. “Forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (which we refer to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), are statements that represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “expect”, “anticipate”, “goal”, “intend”, “plan”, “believe”, “should”, “seek” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. You should note that the discussion of Pinnacle’s and Magna’s reasons for the Magna merger and the description of the opinion of Magna’s financial adviser contain many forward-looking statements that describe beliefs, assumptions and estimates of the management of each of Magna and Pinnacle, and public sources as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

The ability to predict results or the actual effects of the combined companies’ plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, include, but are not limited to, the “RISK FACTORS RELATING TO THE MAGNA MERGER” beginning on page 27 of this proxy statement/prospectus and the following:

•	difficulties in obtaining required shareholder and regulatory approvals for the Magna merger and/or the CapitalMark merger and related transactions;

•	the risk that the cost savings and any revenue synergies from the proposed Magna merger and/or the CapitalMark merger may not be realized or take longer than anticipated to be realized;

•	the risk of successful integration of the Pinnacle business with the business of Magna and CapitalMark;

•	a materially adverse change in the financial condition of Pinnacle, Magna or CapitalMark;

•	loan losses that exceed the level of allowance for loan losses of the combined companies;

•	lower than expected revenue following the Magna merger and/or the CapitalMark merger;

•	Pinnacle’s ability to manage the combined companies’ growth;

•	the risks inherent or associated with a merger or acquisition, like the mergers;

•	risks of expansion into new geographic or product markets, like into the Memphis, TN-MS-AR metropolitan statistical area (which we refer to as MSA) and the loan servicing business associated with the Magna merger and the Chattanooga, TN-GA MSA associated with the CapitalMark merger, and the development of those new geographic and product markets;

•	general economic conditions, either nationally, in Tennessee or in the Nashville MSA and/or the Knoxville MSA, or following the consummation of the mergers, the Memphis, TN-MS-AR MSA and/or the Chattanooga, TN-GA MSA, that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined companies’ loan portfolio and the demand for its products and services;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and/or the CapitalMark merger agreement;

•	the amount of the costs, fees, expenses and charges related to the mergers;

•	reputational risk and the reaction of the parties’ customers to the Magna merger and/or the CapitalMark merger;

•	the failure of the closing conditions for the mergers to be satisfied;

•	the dilution caused by the issuance of additional shares of Pinnacle common stock in connection with the mergers;

•	increased competition with other financial institutions;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•	inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels or regulatory agencies in connection with those agencies’ approval of the mergers; and

•	changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional factors are discussed in the reports filed with the SEC by Pinnacle. See “WHERE YOU CAN FIND MORE INFORMATION” on page 101.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Pinnacle shareholders and Magna shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference.

All subsequent written or oral forward-looking statements concerning the Magna merger or other matters addressed in this proxy statement/prospectus and attributable to Pinnacle or Magna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to is this section. Except to the extent required by applicable law or regulation, Pinnacle and Magna undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

MAGNA SPECIAL MEETING

General

This proxy statement is being furnished to Magna shareholders in connection with the solicitation of proxies by the board of directors of Magna for use at the Magna special meeting to be held on July [            ], 2015 at 10 a.m., local time, at 6525 Quail Hollow Road, 4th Floor, Memphis, Tennessee, 38120, and at any postponement or adjournment of the Magna special meeting. This document and the enclosed form of proxy are being sent to Magna’s shareholders on or about June [            ], 2015.

Purpose, Record Date and Voting

The special meeting is being held for the following purposes:

•	To consider and vote on a proposal to approve the merger agreement by and among Pinnacle, Pinnacle Bank and Magna, pursuant to which Magna will merge with and into Pinnacle Bank, with Pinnacle Bank surviving the merger; and

•	To consider and vote on a proposal to postpone or adjourn the Magna special meeting to a later date or dates, if necessary, to solicit additional proxies in the event there are insufficient votes present at the Magna special meeting in person or by proxy, and entitled to vote, to approve the merger agreement.

A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus.

The close of business on June [            ], 2015 has been selected as the record date for the determination of Magna’s shareholders entitled to notice of and to vote at the Magna special meeting. On that date, [            ] shares of Magna common stock, and [            ] shares of Magna Series D Preferred Stock, were outstanding. Shareholders will be entitled to one vote for each share of Magna common stock and one vote for each share of Magna Series D Preferred Stock held by them of record as of the close of business on the record date on any matter that may be presented for consideration and action by the shareholders. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Magna common stock and Magna Series D Preferred Stock will constitute a quorum for the transaction of business at the Magna special meeting.

You may vote your shares in person by attending the Magna special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend.

We encourage you to vote by mailing the proxy card even if you plan to attend the Magna special meeting. If you are a shareholder of record as of June [                    ], 2015, you may vote your shares in person at the Magna special meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the Magna special meeting.

All proxies properly submitted in time to be counted at the Magna special meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Magna board of directors on all the proposals as set forth in this proxy statement/prospectus and on any other matters in accordance with their judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this proxy statement/prospectus may be exercised only at the Magna special meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Vote Required

The following votes will be required to approve the proposals:

•	The approval of the merger agreement (Proposal 1) requires the affirmative vote of the holders of a majority of the outstanding shares of Magna common stock and Magna Series D Preferred Stock entitled to vote at the Magna special meeting (voting together as a single group).

•	The proposal to postpone or adjourn the Magna special meeting to a later date or dates, if necessary, to solicit additional proxies (Proposal 2) requires the affirmative vote of a majority of the shares of Magna common stock and Magna Series D Preferred Stock who are present at the Magna special meeting, in person or by proxy, and entitled to vote (voting together as a single group).

Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required vote of Magna shareholders on the merger agreement is based on the number of outstanding shares of Magna common stock and Magna Series D Preferred Stock and not on the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Magna special meeting, or the abstention from voting by a Magna shareholder, or the failure of any Magna shareholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the proposal to postpone or adjourn the Magna special meeting, if necessary, while shares not in attendance at the Magna special meeting and broker non-votes will have no effect on the outcome of any vote to postpone or adjourn the Magna special meeting.

A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine”. However, under the rules of the New York Stock Exchange, the merger agreement proposal and the adjournment proposal to be considered at the Magna special meeting are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. To avoid a broker non-vote of your shares on the merger agreement and adjournment, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.

Revocability of Proxies

Submitting a proxy on the enclosed form of proxy does not preclude a Magna shareholder from voting in person at the Magna special meeting. A Magna shareholder may revoke a proxy at any time prior to the vote at the Magna special meeting by:

•	delivering to Catherine Stallings, Magna’s Corporate Secretary, at Magna’s corporate office at 6525 Quail Hollow Road, Suite 513, Memphis, Tennessee 38120, on or before the date of the Magna special meeting, a later-dated and signed proxy card or a written revocation of the proxy;

•	delivering to Magna at the Magna special meeting prior to the taking of the vote a later dated and signed proxy card or a written revocation;

•	attending the Magna special meeting and voting in person; or

•	if you have instructed a broker to vote your shares, following the directions received from your broker to change these instructions.

Revoking a proxy will not affect a vote once it has been taken. Attendance at the Magna special meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the Magna special meeting if you wish to change a vote that you have previously made by submitting a signed proxy.

Solicitation of Proxies

The proxy solicitation of Magna’s shareholders is being made by Magna on behalf of Magna’s board of directors and will be paid for by Magna. In addition to solicitation by mail, directors, officers, and employees of Magna may solicit proxies for the Magna special meeting from Magna’s shareholders personally or by telephone, the Internet or other electronic means. However, Magna’s directors, officers and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, Magna will reimburse brokers, dealers, banks, trustees and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of Magna common stock and Magna Series D Preferred Stock.

Dissenters’ Rights

Holders of Magna common stock and Magna Series D Preferred Stock who comply with the provisions of Chapter 23 of the TBCA are entitled to dissent from the Magna merger and receive payment of the fair value of their shares of Magna stock if the Magna merger is consummated. A copy of Chapter 23 of the TBCA is attached as Appendix B to this proxy statement/prospectus. Please see the section entitled “PROPOSAL #1: THE PROPOSED MAGNA MERGER—DISSENTERS’ RIGHTS” beginning on page 47 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Magna before the vote is taken and the shareholder does not vote in favor of the merger agreement.

Recommendation by Magna’s Board of Directors

The board of directors of Magna unanimously voted in favor of the merger agreement and the merger. Magna’s board of directors believes that the merger agreement, the Magna merger and the transactions contemplated thereby are in the best interests of Magna and its shareholders, and recommends that Magna’s shareholders vote:

“FOR” the approval and adoption of the merger agreement and the merger; and

“FOR” any proposal of the Magna board of directors to postpone or adjourn the Magna special meeting to a later date or dates, if necessary.

PROPOSAL #1: THE PROPOSED MAGNA MERGER

General

Magna’s board of directors is using this document to solicit proxies from the holders of Magna common stock and Magna Series D Preferred Stock for use at the Magna special meeting. At the Magna special meeting, holders of Magna common stock and Magna Series D Preferred Stock will be asked to vote upon, among other things, the approval of the merger agreement.

The Magna merger will not be completed unless, among other things, holders of Magna common stock and Magna Series D Preferred Stock (voting together as a single group) approve the merger agreement by the requisite vote.

This section of this proxy statement/prospectus describes certain aspects of the Magna merger, including the background of the merger and the parties’ reasons for the merger.

Transaction Structure

Pinnacle’s and Pinnacle Bank’s board of directors and Magna’s board of directors each has approved the merger agreement, which provides for the merger of Magna with and into Pinnacle Bank, a wholly owned subsidiary of Pinnacle, and the Pinnacle board of directors also has approved the issuance by Pinnacle of shares of Pinnacle common stock to holders of Magna common stock (including the shares of Magna common stock issuable upon conversion of the outstanding shares of Magna Series D Preferred Stock) in connection with the Magna merger. Pinnacle Bank will be the surviving corporation subsequent to the Magna merger. The parties expect to complete the Magna merger in the third or fourth quarter of 2015. Each share of Pinnacle common stock issued and outstanding at the effective time of the Magna merger will remain issued and outstanding as one share of common stock of Pinnacle, and, other than shares of Magna common stock owned by Pinnacle or Magna (other than those shares held in a fiduciary or representative capacity) and shares held by Magna shareholders that properly exercise their dissenters’ rights, each share of Magna common stock (including the shares of Magna common stock issuable upon conversion of the outstanding shares of Magna Series D Preferred Stock) issued and outstanding at the effective time of the Magna merger will be converted into either 0.3369 shares of Pinnacle common stock, $14.32 in cash or a mix of stock and cash, with fractional shares being paid in cash as described below. See “THE MERGER AGREEMENT—Merger Consideration” on page 64.

Pinnacle Bank’s charter and bylaws will be the charter and bylaws of the combined company after the completion of the Magna merger. At the effective time of the Magna merger, Pinnacle’s and Pinnacle Bank’s boards of directors will be expanded to accommodate the addition of one Magna director, who the parties currently anticipate will be Thomas C. Farnsworth, III.

The merger agreement provides that the parties can amend the merger agreement, to the extent legally permissible. However, after any approval of the merger agreement by Magna’s shareholders, no amendment can alter the kind or amount of consideration to be provided to Magna’s shareholders without subsequent approval by Magna’s shareholders entitled to vote on the merger agreement.

Background of the Magna Merger

The board of directors of Magna has regularly reviewed Magna’s prospects and strategies and has explored opportunities to enhance both shareholder value and the liquidity of the Magna stock. Given the competitive conditions, increasing regulatory burdens and changing capital requirements in the banking industry, Magna’s board of directors viewed scale as important and periodically considered these strategic growth options: growth through acquiring another bank, merging into a larger financial institution, or raising additional capital and focusing on an aggressive internal growth strategy.

For several years, Pinnacle has publicly disclosed that part of its long-range corporate strategy includes growth into the Chattanooga and Memphis, Tennessee markets, the remaining two large Tennessee urban markets not currently served by Pinnacle Bank, whether by de novo expansion or the acquisition of an existing bank or banks operating in those markets. The proposed Magna merger and the proposed CapitalMark merger would permit Pinnacle to enter the two principal markets in Tennessee which it does not serve. Pinnacle believes the Memphis and Chattanooga markets are important to the ongoing growth of Pinnacle’s Tennessee banking franchise and the resultant enhancement in Pinnacle’s share price that Pinnacle believes would result from such growth. Pinnacle also intends to continue to execute on other long-range strategies including its strategy to hire seasoned professionals in each of its markets to grow Pinnacle’s loan portfolio, to expand its commercial real estate lending capabilities and to enhance its noninterest income fee businesses.

In early 2014, the Magna board of directors decided to actively pursue a business combination strategy. Magna’s board of directors and senior management had often consulted with representatives of Sterne Agee and Leach, Inc. (who we refer to as Sterne Agee), an investment banking firm, in the past and formally entered into an engagement letter with Sterne Agee on February 27, 2014 for the purposes of determining the interest of likely candidates in engaging in a business combination with Magna. Working with Sterne Agee, Magna identified eight financial institutions that would potentially make an attractive business combination partner for Magna, based on their size, location and business model resources, and prepared a marketing book that Sterne Agee used to confidentially contact them. Two institutions signed a confidentiality agreement. One of these institutions verbally expressed potential interest in moving forward but at a value below what Magna’s board of directors considered was in the best interest of Magna’s shareholders.

During the remainder of 2014, Magna focused on organic growth and improving earnings. Magna’s board of directors also continued to explore opportunities to improve shareholder return, value and liquidity.

In early December 2014, Kirk P. Bailey, Magna’s Chairman and CEO, received a call from a representative of STRH who had recently talked with Pinnacle’s CEO, M. Terry Turner, and CFO, Harold R. Carpenter, and had confirmed with them that Pinnacle remained interested in entering the Memphis market through an acquisition and that they believed an introductory meeting between Magna and Pinnacle may prove beneficial. On December 8, 2014, Mr. Bailey met in Nashville, Tennessee with Messrs. Turner and Carpenter, along with a representative of STRH to discuss the possible combination of Pinnacle Bank and Magna. After a general discussion, both parties believed additional time was necessary to conduct preliminary due diligence and gather feedback from their respective boards of directors. On December 16, 2014, representatives of STRH met with Mr. Bailey to discuss possible next steps with respect to Pinnacle.

At Pinnacle’s December 16, 2014, regularly scheduled board of directors meeting, Mr. Turner updated the Pinnacle board of directors on the recent discussions with Mr. Bailey and that Pinnacle management would like to continue to discuss the merits of a potential business combination with Magna. On January 6, 2015, Mr. Turner updated the executive committee of the Pinnacle board of directors as to management’s plan for future discussions with Magna.

In early January 2015, Mr. Turner called Mr. Bailey expressing a preliminary range of values at which Pinnacle would be willing to consider a business combination with Magna, and Mr. Bailey advised that this range of values was below the level Magna’s board of directors would support. Mr. Turner updated the Pinnacle board of directors on these matters at its January 20, 2015 regularly scheduled meeting. At that meeting, Mr. Turner noted that further discussions were possible, but that, in order for negotiations to move forward, both parties needed more information from the other party.

Both parties continued to discuss the possibility of a business combination and on January 29, 2015, Pinnacle and Magna signed a confidentiality agreement that they had been negotiating throughout January in order to facilitate information flow between the two companies. On January 30, 2015, a meeting was held in Memphis, Tennessee at which Mr. Turner, Mr. Carpenter, Hugh M. Queener (Pinnacle’s Chief Administrative

Officer) and Mike Hendren (Pinnacle Bank’s Senior Credit Officer) along with Mr. Bailey and David Wadlington (Magna’s CFO) were present. The two groups exchanged information about the strategic plans of their respective companies, 2015 financial forecasts and other information relevant to a potential business combination including the growth prospects of a combined company in Memphis.

At the time of the late January conversations between Mr. Turner and Mr. Bailey, Pinnacle was engaged in discussions with CapitalMark and was being advised by Sterne Agee, including the principal representative at Sterne Agee advising Magna.

On February 2, 2015, Mr. Turner updated the executive committee of Pinnacle’s board of directors on the progress of the Magna transaction with the executive committee providing Mr. Turner input as to potential next steps.

Shortly after their meeting in Memphis, Mr. Turner telephoned Mr. Bailey and presented an oral indication of Pinnacle’s interest in a merger with Magna in the $11.50 to $12.50 per share price range, reflecting a range of 120% to 130% of Magna’s 2014 year-end tangible book value per share. Mr. Bailey advised Mr. Turner that a valuation in that range was below the expectations of Magna’s board of directors. Thereafter, the discussions slowed between the parties.

In mid-February 2015, Pinnacle attended a Sterne Agee investor conference in Florida. At the conference, Messrs. Turner and Carpenter met with the Sterne Agee representative advising Pinnacle on the CapitalMark transaction, who continued to consult with Magna, and they discussed how a properly structured transaction with Magna could be valuable to both shareholder groups. Not long after that conference, Mr. Turner called Mr. Bailey to renew discussions about a possible business combination with both parties believing that the utilization of a fixed exchange ratio at least for some portion of the transaction proceeds would be a better basis for pricing a potential transaction between the two companies. A back and forth dialogue ensued between Magna and Pinnacle regarding valuation proposals. These discussions included Magna’s adviser, Sterne Agee, as well as Pinnacle’s adviser, Sandler O’Neil + Partners, L.P (who we refer to as Sandler O’Neill) and resulted in Pinnacle’s representatives orally indicating a willingness to consider a transaction with Magna at a fixed exchange ratio of 0.325 shares of Pinnacle common stock per share of Magna stock and a 90%/10% stock and cash consideration mix. The average closing price for Pinnacle’s common stock for the 10 trading days ended on February 26, 2015 was approximately $40.74, which at the proposed 0.325 exchange ratio would have been the equivalent of $13.25 per share of Magna stock.

Mr. Bailey called a special meeting of the executive committee of the Magna board of directors on February 27, 2015, to inform the directors regarding his discussions with Pinnacle. The directors considered the range of exchange values being discussed, the attractiveness of Pinnacle as a business combination partner and the discussions that had taken place. The executive committee instructed Mr. Bailey to continue negotiations with Pinnacle with the goal of increasing the exchange ratio.

Mr. Turner updated the executive committee of Pinnacle’s board of directors on March 2, 2015 as to the general progress of the Magna transaction including pricing mechanics for the transaction.

Mr. Bailey continued discussions with senior management of Pinnacle, and updated the executive committee of Magna’s board of directors on his progress at a meeting held on March 6, 2015. Sterne Agee participated in this meeting by telephone. The executive committee reviewed the financial analysis that had been performed by Sterne Agee, discussed what would be a fair value for Magna stock and considered the exchange ratio proposed by Pinnacle. At the conclusion of the meeting, the executive committee again instructed Mr. Bailey to negotiate for an exchange ratio higher than .325, which was Pinnacle’s latest proposal at the time.

During the week of March 9, 2015, Magna and Pinnacle continued discussion and the exchange of information. Then, on March 16, 2015, Messrs. Bailey and Turner again discussed a potential transaction between the companies and recent initiatives of Magna to enhance its revenue opportunities in 2016 and beyond. At that time, Pinnacle agreed to increase the share exchange ratio from .325 to .3369 but, taking into account the nearly 15% increase in the trading price of Pinnacle’s common stock since the parties had negotiated the confidentiality agreement, Pinnacle requested a 75%/25% mix of stock/cash consideration, that is, with 75% of Magna’s outstanding shares receiving Pinnacle shares at a .3369 exchange ratio and cash being paid for the remaining 25% at the $14.32 per share value, rather than the 90%/10% mix previously discussed by the parties.

On March 17, 2015, the Pinnacle board of directors received additional information from management regarding the Magna transaction including pro forma transaction information prepared by Sandler O’Neill, and authorized the members of management to continue their negotiations with Magna.

The executive committee of Magna’s board of directors again met on March 18, 2015, with Sterne Agee’s representatives joining the meeting by telephone. Sterne Agee reviewed the financial terms of Pinnacle’s proposal and the valuation analysis it had performed, including how this proposal compared with other recent merger transactions. Based on the trading price of Pinnacle’s common stock at that time, the share exchange ratio produced an imputed value of $14.35 per share of Magna’s stock at the 75%/25% stock and cash mix. The directors discussed the financial strength and performance of Pinnacle, its strong Tennessee banking presence, stock liquidity and the advantages a combination with Pinnacle would offer. The executive committee authorized Mr. Bailey to proceed with discussions with Pinnacle on the terms outlined with the assistance of Sterne Agee.

A full report of the discussions with Pinnacle and the executive committee’s deliberations was made to the Magna board of directors at a meeting on March 30, 2015. The directors reviewed the financial analysis that had been prepared, the financial terms of the proposal and the benefits to Magna’s shareholders given the liquidity of Pinnacle’s common stock as well as the dividend rate offered by Pinnacle’s common stock and instructed Mr. Bailey to proceed with negotiations with Pinnacle. The Magna board of directors also discussed that the principal representative at Sterne Agee working with Magna was working with Pinnacle on another transaction (that turned out to be the CapitalMark merger), and the extent to which the possibility of a conflict of interest may impact Sterne Agee and its engagement. The Magna board of directors instructed Mr. Bailey to investigate the potential conflict of interest, interview other potential financial advisers and retain legal counsel. After the March 30, 2015 meeting of the Magna board of directors, Mr. Bailey consulted legal counsel about the engagement of an additional financial adviser given the work Sterne Agee was performing for Pinnacle. Mr. Bailey then contacted STRH regarding a possible engagement as co-adviser, and inquired into STRH providing an opinion as to whether or not the transaction under consideration was fair from a financial point of view to the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock).

During the last week of March 2015 and the beginning of April 2015, the full due diligence review process between the companies started. On April 3, 2015, Magna received Pinnacle’s due diligence list and on April 10, 2015, an online data site with due diligence materials was opened. Mr. Turner and Mr. Bailey continued to communicate by telephone during the due diligence process. During the due diligence process, Pinnacle asked Magna to provide pro forma information. During this period, Mr. Bailey requested that Pinnacle consider increasing the purchase price in light of the revenue enhancement opportunities he had discussed with Mr. Turner. Pinnacle’s management responded that Pinnacle had considered those opportunities in its offer of a 0.3369 exchange ratio and that in Pinnacle’s view the deal was fully priced and there would be no increase in the fixed exchange ratio.

At an April 7, 2015 special meeting of the Pinnacle board of directors, Pinnacle’s management updated the Pinnacle board of directors on the status of its negotiations with Magna.

On April 7, 2015, Pinnacle publicly announced that it had entered into the merger agreement with CapitalMark.

On April 10, 2015, Pinnacle’s legal counsel sent a draft of the merger agreement to Magna’s legal counsel that reflected the fully negotiated terms of the merger agreement Pinnacle had negotiated with CapitalMark and Pinnacle communicated to Magna its desire to adhere to those terms in the merger agreement with Magna. The parties’ respective legal counsel then proceeded to negotiate the terms of the definitive merger agreement.

The Magna board of directors met on April 17, 2015, with Magna’s legal counsel present, to discuss the status of negotiations, to review in detail the draft of the merger agreement and to consider the engagement of co-financial advisers, including Stephens, Inc. (to whom the Sterne Agee engagement had been assigned as a result of the principal representative of Sterne Agee that had been advising Magna becoming an employee of Stephens, Inc.) and STRH. Mr. Bailey updated the directors on the status of the negotiations with Pinnacle, summarized the financial terms in Pinnacle’s proposed merger agreement and discussed Pinnacle’s proposed timeframe for proceeding. He also advised the board of directors of an unsolicited expression of interest from a Memphis-based nonpublic bank holding company in a range below the current Pinnacle proposal. Mr. Bailey recommended that the Magna board of directors continue with the Pinnacle offer and table this indication of interest in light of the lower price offered and the absence of liquidity in the institution’s stock. After the board received legal advice from its attorneys, representatives of Stephens, Inc. (who we refer to as Stephens) and STRH joined the meeting by telephone to discuss the engagement of their firms as co-advisers and answer questions about the financial terms of the merger agreement. The Stephens representative detailed for directors his existing relationship with Pinnacle, and the STRH representative addressed STRH’s role as an independent adviser to the Magna board of directors and the process for rendering a fairness opinion. Following their remarks, the board of directors approved the proposed engagement of Stephens and STRH as co-financial advisers in connection with the transaction. The Magna board of directors agreed to pay Stephens and STRH an aggregate fee of 1% of the total value of the merger consideration, based on the 20 day average closing price of Pinnacle common stock as of April 27, 2015, plus the Stock Option Consideration (which we refer to as the Total Consideration), which, assuming that none of the outstanding Magna options are exercised prior to the effective time of the Magna merger, is currently expected to be approximately $814,000. Magna’s legal counsel led the directors through the terms of the merger agreement draft, a discussion of the representations, warranties, covenants and grounds (and consequences) of termination and responded to questions from directors. The board of directors also generally discussed the process for moving forward. At the conclusion of the meeting, the Magna board of directors authorized management to proceed with negotiations with Pinnacle.

Following the April 17, 2015 Magna board meeting, the parties and their legal counsel continued to negotiate the detailed terms of the merger agreement and the disclosure schedules thereto with particular emphasis on the scenarios in which Magna could terminate the merger agreement and the amount of any termination fees that would be owed by Magna in those situations. Legal counsel to the parties then exchanged drafts of the merger agreement and ancillary agreements (including the agreement that Magna’s senior executive officers would be required to sign in connection with the termination of Magna’s SERP plans with the executives) which termination agreement requires those individuals to not compete in banking or other financial services with Pinnacle Bank or solicit Pinnacle Bank’s customers or employees for a one-year period following the termination of their employment with Pinnacle Bank.

On April 21, 2015, the Pinnacle board met for its regularly scheduled meeting. Mr. Turner informed the board concerning the status of the Magna transaction noting recent events regarding new business lines Magna was likely to be involved in and that several conversations had ensued between the two companies but that in light of the significant increase in the price of Pinnacle’s common stock since the parties commenced discussions regarding a possible combination, Pinnacle management had communicated to Magna that its current offer was Pinnacle’s last and best offer. Mr. Turner stated that there continued to be progress with respect to the drafting of the merger agreement. The Pinnacle board of directors instructed Mr. Turner to continue the process in hopes of finalizing a transaction shortly.

On April 21, 2015, Pinnacle publicly announced its financial results for the first quarter of 2015.

At the regular meeting of the Magna board of directors on April 27, 2015, the Magna board of directors met with its legal counsel to review the current status of the merger agreement and the manner in which outstanding issues were being addressed, and generally discussed the voting agreement each director would be required to sign and the proposed change of control agreement that Pinnacle had offered to Mr. Bailey (a draft of which had been provided to Mr. Bailey on April 20, 2015) pursuant to which Mr. Bailey would be entitled to receive a payment equal to two times his base salary and then current bonus in the event that within 12 months following a change of control of Pinnacle or a successor to Pinnacle Mr. Bailey’s employment was terminated without cause by Pinnacle or its successor or by Mr. Bailey for cause. A special meeting of the Magna board of directors was called for the following day to consider whether to approve the proposed transaction and recommend it to the Magna shareholders. The latest draft of the merger agreement and voting agreement, STRH’s financial analysis presentation and a draft of proposed authorizing resolutions approving the transaction were provided to directors in advance of the meeting.

On April 28, 2015, the Magna board of directors met with its legal counsel and financial advisers to consider the definitive transaction agreements. The representatives of STRH reviewed with the Magna board of directors STRH’s financial analysis of the merger consideration and delivered to the Magna board of directors STRH’s oral opinion, which was subsequently confirmed in writing, to the effect that, as of April 28, 2015 and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be received in the Magna merger by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) was fair, from a financial point of view, to such holders. After receiving STRH’s opinion and careful consideration of the revised draft of the merger agreement and the other strategic options available to Magna at the time, Magna’s board of directors (i) determined that the merger agreement and the transactions contemplated thereby were in the best interest of Magna and its shareholders, (ii) approved and adopted the merger agreement and approved the Magna merger and the other transactions contemplated thereby, and (iii) directed that the merger agreement be submitted to Magna’s shareholders for approval and recommended the approval and adoption of the merger agreement and the transactions contemplated thereby by the Magna shareholders.

Also on April 28, 2015, the Pinnacle board of directors met with its legal counsel and financial advisers to consider the draft merger agreement. Sandler O’Neill presented its report to the board of directors regarding the financial terms of the merger and its potential impact to Pinnacle shareholders. Sandler O’Neill reviewed with the directors the financial terms of the transaction, discussed methodologies used in evaluating the transaction, and discussed the potential pricing metrics of the transaction relative to other similar transactions. Pinnacle’s legal counsel also discussed the merger agreement and the various other agreements, including voting and change of control agreements. As a result, Pinnacle’s board of directors (i) determined that the merger agreement and the transactions contemplated thereby were in the best interest of Pinnacle and its shareholders, and (ii) approved and adopted the merger agreement and approved the Magna merger and the other transactions contemplated thereby.

Following the parties’ respective board meetings, the merger agreement between Magna and Pinnacle was executed by the parties on April 28, 2015.

The transaction was announced after the close of business on April 28, 2015 by a press release issued jointly by Magna and Pinnacle.

Magna’s Reasons for the Magna Merger; Recommendation of the Magna Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend the Magna merger to its shareholders, Magna’s board of directors evaluated the Magna merger and the merger agreement, in consultation with Magna’s management, as well as its legal and financial advisers, and considered a number of positive factors, including the following material factors:

•	its knowledge of Pinnacle’s business, operations, financial and regulatory condition, earnings and prospects, taking into account the results of Magna’s due diligence review of Pinnacle;

•

its knowledge of the current environment in the financial services industry, including national and regional economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition, the current financial market and regulatory conditions and the likely effects of these factors on the potential growth of Magna and Pinnacle, development, productivity, profitability and strategic options, and the illiquidity of Magna stock;

•	presentations concerning the operations, financial condition and prospects of Magna and the expected financial impact of the Magna merger on the combined company, including pro forma assets, earnings and deposits;

•	the terms of the merger agreement, and the presentation by Magna’s legal adviser regarding the Magna merger and the merger agreement;

•	the opinion of STRH orally delivered to the Magna board of directors on April 28, 2015, and subsequently confirmed in writing, to the effect that, as of April 28, 2015 and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be received in the Magna merger by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) was fair, from a financial point of view, to such holders;

•	the financial terms of the Magna merger, including the fact that, based on the 20 day average closing price of Pinnacle common stock as of April 27, 2015, the implied value of the per share merger consideration represented an approximate 154% premium to the common tangible book value per share of Magna common stock as of March 31, 2015;

•	Magna’s board of directors’ belief that a merger with Pinnacle would allow Magna shareholders to participate in the future performance of a combined company that would have better future prospects than Magna was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential purchasers (remaining independent without raising substantial capital was less attractive);

•	the regulatory and other approvals required in connection with the Magna merger and the likelihood that the approvals needed to complete the Magna merger will be obtained within a reasonable time and without unacceptable conditions; and

•	the expected treatment of the Magna merger as a “reorganization” for United States federal income tax purposes, which would generally not be taxable to the extent Magna shareholders exchange their shares of Magna common stock (including shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) for shares of Pinnacle common stock. The expected tax treatment of the merger is described in more detail under “—Material United States Federal Income Tax Consequences.”

The foregoing discussion of the factors considered by Magna’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Magna’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the Magna merger and the complexity of these matters, Magna’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Magna’s board of directors may have given different weight to different factors. Magna’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Magna management and Magna’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

It should be noted that this explanation of Magna’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” beginning on page 32.

Pinnacle’s Reasons for the Magna Merger

Pinnacle’s board of directors concluded that the merger agreement is in the best interests of Pinnacle and its shareholders. In deciding to approve the merger agreement, Pinnacle’s board of directors considered a number of factors, including, without limitation, the following:

•	the two institutions have potential cost synergies—Pinnacle will be utilizing Magna’s current work force to help with Pinnacle’s growth;

•	expansion of Pinnacle’s presence to the fourth urban market in Tennessee, the Memphis TN-MS-AR MSA;

•	the Magna merger will result in increased size and scale; the combined company, including CapitalMark, is expected to have pro forma assets of approximately $8.0 billion, resulting in increased lending capacity, and 42 offices (net of closures) in 13 counties;

•	the Magna merger is anticipated to enhance the franchise value of Pinnacle, both in the short-run and in the long-run and the increased size and scale of the combined company should increase its attractiveness to larger potential acquirors;

•	the Magna merger is expected to enhance Pinnacle’s geographic market coverage by adding new deposit market share from the Memphis TN-MS-AR MSA;

•	the Magna merger is expected to be accretive to Pinnacle’s operating earnings within the first twelve months following the closing and accretive immediately to Pinnacle’s tangible book value;

•	Pinnacle’s management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of Magna;

•	the Magna merger brings to Pinnacle’s associate team a number of outstanding bankers; and

•	the Magna merger will qualify as a tax-deferred reorganization for Pinnacle and its new shareholders to the extent of the stock portion of the merger consideration.

The foregoing discussion of the information and factors considered by the Pinnacle board of directors is not exhaustive, but includes the material factors considered by the Pinnacle board of directors. In view of the wide variety of factors considered by the Pinnacle board of directors in connection with its evaluation of the Magna merger and the complexity of such matters, the Pinnacle board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pinnacle board of directors discussed the factors described above, asked questions of Pinnacle’s management and Pinnacle’s legal and financial advisors, and reached general consensus that the Magna merger was in the best interests of Pinnacle and Pinnacle shareholders.

In considering the factors described above, individual members of the Pinnacle board of directors may have given different weights to different factors. It should be noted that this explanation of the Pinnacle board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” beginning on page 32.

The Pinnacle board of directors determined that the Magna merger, the merger agreement and the issuance of Pinnacle common stock in connection with the Magna merger are in the best interests of Pinnacle and its shareholders.

Material United States Federal Income Tax Consequences

The following is a summary of the anticipated material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Magna common stock, including, with respect to the exchange of Magna common stock for Pinnacle common stock and cash pursuant to the Magna merger. References in this summary to Magna common stock shall include the Magna Series D Preferred Stock, which pursuant to its terms, automatically converts to Magna common stock immediately prior to the effective time of the Magna merger. This discussion assumes that U.S. Holders hold their Magna common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. Any such change could affect the continuing validity of this discussion. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the Magna merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Magna common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Magna common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Magna common stock that are partnerships or other pass-through entities (and persons holding their Magna common stock through a partnership or other pass-through entity), persons who acquired shares of Magna common stock (or their shares of Magna Series D Preferred Stock) as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Magna common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Magna common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Magna common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships and partners in such a partnership are strongly urged to consult their tax advisors as to the specific consequences to them of the Magna merger.

General. Pinnacle and Magna have structured the Magna merger to qualify as a reorganization for United States federal income tax purposes. The obligations of Pinnacle and Magna to consummate the Magna merger are conditioned upon the receipt of an opinion from Bass, Berry & Sims, PLC for its clients, Pinnacle and Pinnacle Bank, and an opinion from Wyatt Tarrant & Combs, LLP for its client, Magna, to the effect that for United States federal income tax purposes, the Magna merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Pinnacle or Pinnacle Bank nor Magna intends to waive this condition. If the effect on Magna shareholders of the tax opinion to be delivered to Magna as of the closing is materially different from the opinions respecting the United States federal income tax considerations expressed herein under the heading “—Exchange of Magna Common Stock for Cash and Pinnacle Common Stock”, Magna would not effect the Magna merger without recirculating this document after revising this discussion appropriately and resoliciting the approval of its shareholders. The tax opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Magna merger in the manner contemplated by the merger agreement, and representations and covenants made by Pinnacle, Pinnacle Bank and Magna, including those contained in certificates of officers of Pinnacle, Pinnacle Bank and Magna. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in this opinion, in which case the tax consequences of the Magna merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position.

Exchange of Magna Common Stock for Pinnacle Common Stock and Cash. Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the Magna merger to Magna shareholders upon their exchange of Magna common stock Pinnacle common stock and cash will be as follows:

•	Exchange Solely for Pinnacle Common Stock. A holder of Magna common stock will not recognize any gain or loss upon the exchange of that shareholder’s shares of Magna common stock solely for shares of Pinnacle common stock in the Magna merger.

•	Receipt of Pinnacle Common Stock and Cash. A holder of Magna common stock will recognize gain on the receipt of any cash consideration in the Magna merger equal to the lesser of (i) the amount by which the total merger consideration received by the holder of Magna common stock exceeds the holder’s basis in the Magna common stock (which, in the case of Magna common stock that was converted from Magna Series D Preferred Stock, should be the holder’s basis in the Magna Series D Preferred Stock) exchanged for that consideration or (ii) the amount of the cash consideration received in the Magna merger. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of Magna common stock (including the holding period for any Magna Series D Preferred Stock that converts into Magna common stock) exchanged for cash is more than one year at the completion of the Magna merger.

•	Receipt of Cash in Lieu of Fractional Shares. If a holder of Magna common stock receives cash instead of a fractional share of Pinnacle common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Magna common stock allocable to that fractional share of Pinnacle common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of Magna common stock (including the holding period of any Magna Series D Preferred Stock that converts into Magna common stock) exchanged for cash instead of the fractional share of Pinnacle common stock is more than one year at the completion of the Magna merger.

•	Tax Basis of Pinnacle Common Stock Received in the Magna Merger. A holder of Magna common stock will have a tax basis in the Pinnacle common stock received in the Magna merger equal to the tax basis of the Magna common stock surrendered by that holder in the Magna merger, less the amount of cash consideration received and increased by the amount of any gain recognized.

•	Holding Period of Pinnacle Common Stock Received in the Magna Merger. The holding period for shares of Pinnacle common stock received in exchange for shares of Magna common stock in the Magna merger will include the holding period for the shares of Magna common stock (including the holding period of any Magna Series D Preferred Stock that converts into Magna common stock) surrendered in the Magna merger.

In the case of a holder of Magna common stock who holds shares of Magna common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Magna common stock.

Tax on Net Investment Income. Certain U.S. Holders whose income exceeds certain threshold amounts will be subject to a 3.8% Medicare contribution tax on “net investment income”. Net investment income is generally the excess of dividends and capital gains with respect to the sale, exchange, or other disposition of stock over allowable deductions. Each Magna shareholder is urged to consult his, her or its tax adviser to determine their own particular tax consequences with respect to the merger consideration to be received in the Magna merger and the net investment income tax.

Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the Magna merger. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Reporting Requirements. If you receive Pinnacle common stock as a result of the Magna merger, you will be required to retain records pertaining to the Magna merger and will be required to file with your United States federal income tax return for the year in which the Magna merger takes place a statement setting forth certain facts relating to the Magna merger.

Tax Treatment of Receipt of Stock Option Consideration. A holder of a Magna option who receives Stock Option Consideration in cancellation of such Magna option will be treated as having received ordinary compensation income in an amount equal to such Stock Option Consideration.

Tax matters are very complicated, and the tax consequences of the Magna merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax adviser regarding the specific tax consequences of the Magna merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Dissenters’ Rights

Under Tennessee law, holders of shares of Magna common stock and Magna Series D Preferred Stock who deliver written notice of their intent to dissent and do not vote in favor of the Magna merger have the right to dissent and receive the fair value of their Magna stock in cash. Magna shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act, or TBCA, in order to perfect their rights. A copy of Chapter 23 of the TBCA is attached to as Appendix B to this proxy statement/prospectus.

The following is intended as a brief summary of the material provisions of the Tennessee statutory procedures required to be followed by a holder of Magna stock in order to properly dissent from the Magna merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23 of the TBCA, the full text of which appears as Appendix B of this proxy statement/prospectus.

Holders of Magna common stock and Magna Series D Preferred Stock who do not want to accept the merger consideration, who do not vote in favor of (or who abstain from voting on) the merger agreement, and who perfect their dissenters’ rights by complying with the provisions of Chapter 23 of the TBCA, will have the right to receive cash payment for the “fair value” of their Magna stock as determined in accordance with Chapter 23 of the TBCA.

In order to perfect dissenters’ rights with respect to the Magna merger, a holder of Magna stock must (1) deliver to Magna, before the vote to approve the merger agreement is taken, written notice of his or her intent to demand payment for his or her shares of Magna stock if the Magna merger is consummated; and (2) not vote, or cause or permit to be voted, any of his shares of Magna stock in favor of the merger agreement. Within

10 days after consummation of the Magna merger, Magna must send to each of the Magna shareholders who has perfected dissenters’ rights in accordance with the steps disclosed above, a written dissenters’ notice and form setting forth instructions for receipt and payment of their shares of Magna stock. Upon receipt of such notice and form, dissenting Magna shareholders will become entitled to receive payment of their shares of Magna stock when they: (1) demand payment; (2) certify that they received their shares prior to the date of the first public announcement of Pinnacle Bank’s and Magna’s intention to merge; and (3) deposit with Pinnacle certificates representing their shares of Magna stock in accordance with the instructions set forth in the notice.

Any holder of Magna common stock and Magna Series D Preferred Stock contemplating the exercise of his or her dissenters’ rights should carefully review Chapter 23 of the TBCA, a copy of which is attached to this proxy statement/prospectus as Appendix B. A holder of Magna stock who fails to comply with all requirements of such Chapter 23 will forfeit his or her dissenters’ rights and, upon consummation of the Magna merger, that holder’s shares of Magna stock will be converted into the right to receive the merger consideration to which the shareholder is entitled under the merger agreement.

In general, any dissenting shareholder who perfects his or her right to be paid the “fair value” of the holder’s Magna stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of any cash.

Voting Agreement

As of the record date, the directors and executive officers of Magna beneficially owned              shares of Magna common stock, including shares subject to Magna options currently exercisable but not exercised, and              shares of Magna Series D Preferred Stock, or approximately         % of the outstanding shares of Magna common stock and         % of the outstanding shares of Magna Series D Preferred Stock. In connection with the execution of the merger agreement, all of the directors and executive officers of Magna executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of Magna common stock and Magna Series D Preferred Stock for the approval of the merger agreement.

Accounting Treatment

The Magna merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles for accounting and financial reporting purposes. Magna will be treated as the acquired corporation for accounting and financial reporting purposes. Magna’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the Magna merger and combined with the historical book values of the assets and liabilities of Pinnacle Bank. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of Magna Executive Officers and Directors in the Magna Merger

When Magna’s shareholders are considering the recommendation of the Magna board of directors in connection with the merger agreement proposal, you should be aware that some of the executive officers and directors of Magna have interests that are in addition to, or different from, the interests of Magna’s shareholders generally which are described below. Pinnacle’s and Magna’s boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. Except as described below, to the knowledge of Magna, the executive officers and directors of Magna do not have any material interest in the Magna merger apart from their interests as shareholders of Magna.

Payments Under Supplemental Executive Retirement Plans. Magna maintains supplemental executive retirement plans which provide for monthly benefit payments to certain executives following their retirement. Prior to the closing, Magna intends to terminate its obligations under these benefit plans. The lump-sum amounts payable upon termination of these benefit plans are as follows: (i) Kirk Bailey—$720,223; (ii) Lisa Foley—$410,934; (iii) Lisa Reid—$530,448; (iv) Edward Simpson—$551,992; (v) Catherine Stallings—$225,975; (vi) Frank Stallworth—$514,645; and (vii) David Wadlington—$453,025. The termination of such benefit plans are conditioned upon each of these individuals entering into an agreement to terminate his or her respective plan and agreeing to be bound by a non-compete and non-solicitation agreement in favor of Pinnacle Bank for a period of 12 months following a separation of service from Pinnacle or any successor to Pinnacle.

Payments Under Magna’s Equity Incentive Plan. Upon the closing of the Magna merger, all outstanding unvested Magna options will immediately vest pursuant to the terms of the plan and all unexercised Magna options will be cashed out and terminated in exchange for the Stock Option Consideration. The aggregate amounts payable under the plan to Magna’s executive officers, assuming no vested Magna options are exercised prior to the closing of the Magna merger, are as follows: (i) Kirk Bailey—$193,570; (ii) Lisa Foley—$134,210; (iii) Lisa Reid—$77,860; (iv) Edward Simpson—$165,295; (v) Catherine Stallings—$46,950; (vi) Frank Stallworth—$134,260; and (vii) David Wadlington—$94,535.

Payments Under Deferred Compensation Plan. Magna sponsors a deferred compensation plan under which directors and executive officers may elect to defer payment of director fees, salary or bonus. Upon the closing of the Magna merger, the deferred compensation plan will be terminated and all income deferred by executive officers and directors, together with the earnings thereon, will be distributed to participants in the plan. The distributions are currently estimated to be as follow: (i) Kirk Bailey—$67,715; (ii) Lisa Foley—$30,563; (iii) Lisa Reid—$2,357; (iv) Edward Simpson—$20,596; (v) Catherine Stallings—$34,969; (vi) Frank Stallworth—$88,342; (vii) David Wadlington—$20,692; (viii) Rudi Scheidt—$49,540; (ix) Ed Barnett—$44,164; and (x) Ron Stimpson—$24,478.

Change of Control Agreement Between Kirk Bailey and Pinnacle and Pinnacle Bank. As a condition to Pinnacle’s obligation to close the Magna merger, on or before the effective time of the Magna merger Kirk P. Bailey, Chairman and CEO of Magna, will have entered into a change of control agreement with Pinnacle and Pinnacle Bank, to be effective as of the closing of the Magna merger. Under the agreement, Mr. Bailey will receive a severance payment equal to two times his then current base salary and target bonus amount if, within 12 months following a change of control of Pinnacle (as defined below), Pinnacle terminates his employment without cause (as defined below) or Mr. Bailey terminates his employment with cause (as defined below). The agreement will automatically renew each year for a 12 month period on January 1 unless, prior to November 30 preceding such renewal, Pinnacle gives notice of its intent not to renew. Additionally, notwithstanding the foregoing, if prior to the earlier of a change of control or Pinnacle entering into an agreement providing for a change of control, Pinnacle’s Chief Executive Officer or Pinnacle’s Human Resources and Compensation Committee, determine, in his, her or its sole discretion, that it is no longer appropriate to provide Mr. Bailey with the post change of control benefits described above, Mr. Bailey’s change of control agreement may be terminated by 10 days written notice from Pinnacle’s Chief Executive Officer or Pinnacle’s Human Resources and Compensation Committee.

Generally, the change of control provision found in Mr. Bailey’s change of control agreement is referred to as a “double trigger” such that (a) a change of control has to occur as defined in the change of control agreement and (b) the executive has to terminate his employment for “cause,” or his employment has to be terminated by Pinnacle or Pinnacle Bank without “cause”, in each case as defined in the change of control agreement, as follows:

(a) A “change of control” generally means the acquisition by a person or persons, acting in concert, of 40% or more of the outstanding voting securities of Pinnacle or Pinnacle Bank; a change in the majority of the board of directors of Pinnacle or Pinnacle Bank over a 12-month period (unless the new directors were approved by a two-thirds majority of prior directors); a merger, consolidation or reorganization in which Pinnacle shareholders before the merger, consolidation or reorganization own 50% or less of the voting power after the merger, consolidation or reorganization; or the sale, transfer or assignment of all or substantially all of the assets of Pinnacle its subsidiaries to any third party.

(b) Termination by Mr. Bailey for “cause” generally means that Mr. Bailey, without his consent, experiences an adverse change in supervision so that he no longer reports to the same person(s) or entity to whom he reported immediately after the effective date of the employment agreement; an adverse change in Mr. Bailey’s supervisory authority occurs without Mr. Bailey’s consent; a material modification in Mr. Bailey’s job title or scope of responsibility has occurred without Mr. Bailey’s consent; a change in Mr. Bailey’s office location of more than 25 miles from Mr. Bailey’s current office location occurs without Mr. Bailey’s consent; a material change in salary, bonus opportunity or other benefit has occurred; or Mr. Bailey receives a notice of nonrenewal of the employment agreement.

(c) Termination of Mr. Bailey by Pinnacle or Pinnacle Bank without “cause” means that Mr. Bailey was not terminated as a result of a material breach by Mr. Bailey of the terms of the employment agreement that remains uncured after the expiration of 30 days following delivery of written notice to Mr. Bailey; conduct by Mr. Bailey that amounts to fraud, dishonesty or willful misconduct in the performance of his duties and responsibilities; Mr. Bailey’s arrest for, charge in relation to, or conviction of a crime involving breach of trust or moral turpitude; conduct by Mr. Bailey that amounts to gross and willful insubordination or inattention to his duties and responsibilities; or conduct by Mr. Bailey that results in removal from his position as an officer or employee pursuant to a written order by any regulatory agency with authority or jurisdiction over Pinnacle or Pinnacle Bank.

If Mr. Bailey is to receive any payment under the change of control agreement that is, or may become, subject to any additional tax under Section 409A(a)(1)(B) or any other taxes or penalties imposed under Section 409A of the Code, then such payments will be delayed until the date that is six months after the date of Mr. Bailey’s separation from service with Pinnacle or Pinnacle Bank, or such shorter period that, as determined by Pinnacle or Pinnacle Bank, is sufficient to avoid the imposition of any such taxes or penalties.

Thomas C. Farnsworth, III Becoming Director of Pinnacle. Thomas C. Farnsworth, III, a member of Magna’s board of directors, is expected to be appointed to the board of directors of Pinnacle and Pinnacle Bank effective as of the closing of the Magna merger.

Mr. Farnsworth, age 48, is the President of Farnsworth Investment Company, a privately held real estate development and real estate investment company located in Memphis, Tennessee, with which he has been associated since 1989. He has been heavily involved in commercial real estate development and leasing and has an in-depth knowledge of matters pertaining to financing such projects. Mr. Farnsworth has served as a member of the Magna board of directors since 2004 and currently serves as the Chairman of the Loan Committee of Magna’s board of directors.

Mr. Farnsworth’s qualifications to serve on the board of directors of Pinnacle include his extensive experience in real estate development, as well as his knowledge of the Memphis market.

Outside directors of Pinnacle currently receive an annual retainer in the amount of $20,000 in cash and restricted shares of Pinnacle common stock with a fair market value on the date of grant of $40,000. Pinnacle’s outside directors also receive fees of $1,500 for attendance at each board meeting and $1,500 for attendance at each committee meeting, with committee chairs also being paid a cash retainer ranging in value from $6,250 to $15,000.

Continued Employment of Certain Officers. Pinnacle will continue the employment of many of the officers of Magna effective as of the closing of the Magna merger, including Mr. Bailey, who, as described above, will also enter into a change of control agreement with Pinnacle and Pinnacle Bank.

Indemnification and Insurance of Directors and Officers. Pinnacle has agreed that all rights to indemnification and exculpation from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the Magna merger in favor of present or former officers and directors of Magna as provided under the articles of incorporation or bylaws of Magna, or permitted under Tennessee law, shall survive the Magna merger.

In addition, Pinnacle has agreed to maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the Magna merger to cover the present officers and directors of Magna with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the Magna merger; provided that Pinnacle is not obligated to pay each year more than 250% of Magna’s annual premiums for such coverage.

Share Ownership of Management and Directors of Magna. The following table sets forth information with respect to the beneficial ownership, as of June 8, 2015, of shares of Magna common stock and Magna Series D Preferred Stock by (i) each of Magna’s directors and executive officers and (ii) all directors and executive officers as a group. To the knowledge of Magna, no other person beneficially owns more than 5% of the issued and outstanding Magna stock.

Name	Shares of Magna Common Stock Owned (1)		Magna Options Exercisable within 60 days of June 8, 2015 (1)	Total Shares of Magna Common Stock Owned	Percent Owned of All Shares of Magna Common Stock (2)	Shares of Magna Series D Preferred Stock Owned (3)		Percent Owned of All Shares of Magna Series D Preferred Stock (4)
Jon Kevin Adams	90,366	(5)	—	90,366	1.85%	—		*
Kirk P. Bailey	344,049	(6)	19,667	363,716	7.41%	668	(7)	*
Edwin W. Barnett	126,602	(8)	—	126,602	2.59%	—		*
Dr. James H. Beaty	36,200		—	36,200	*	—		*
Harold E. Crye	646,298		—	646,298	13.21%	500	(9)	*
Thomas C. Farnsworth, III	58,541		—	58,541	1.20%	—		*
Lisa G. Foley	—		19,500	19,500	*	—		*
Richard H. Leike	656,574	(10)	—	656,574	13.42%	500	(9)	*
Lisa W. Reid	82,400	(11)	9,000	91,400	1.87%	200	(12)	*
Rudi E. Scheidt	39,914	(13)	—	39,914	*	—		*
Arthur N. Seessel	40,188		—	40,188	*	—		*
Edward L. Simpson	18,400		17,833	36,233	*	—		*
Harry L. Smith	29,725		—	29,725	*	—		*
Catherine Stallings	17,200		2,334	19,534	*	—		*
B. Frank Stallworth	5,000		23,000	28,000	*	—		*
Ronald W. Stimpson	352,430	(14)	—	352,430	7.21%	4,500	(15)	1.28%
David C. Wadlington	30,096		9,667	39,763	*	—		*

Current directors and executive officers as a group (17 persons)	2,573,983		101,001	2,674,984	53.58%	5,868		1.66%

*	Less than 1%
(1)	The information set forth in this table with respect to Magna common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within 60 days of June 8, 2015.
(2)	The percentages are based upon total beneficial ownership by each director or executive officer of Magna common stock, as stated in the column entitled “Total Shares of Magna Common Stock Owned,” and 4,891,268 shares of Magna common stock outstanding as of June 8, 2015.
(3)	The information set forth in this table with respect to Magna Series D Preferred Stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both.

(4)	The percentages are based upon total beneficial ownership by each director or executive officer of Magna Series D Preferred Stock and 352,886 shares of Magna Series D Preferred Stock outstanding as of June 8, 2015.
(5)	Includes 31,111 shares held directly or indirectly by Mr. Adams spouse.
(6)	Includes 26,111 shares held jointly with Mr. Bailey’s spouse.
(7)	All of these shares are held by Mr. Bailey’s spouse.
(8)	Includes 13,125 shares held jointly with Mr. Barnett’s spouse and 8,600 shares held directly by Mr. Barnett’s spouse.
(9)	Represents the same shares held by a company owned by Mr. Crye and Mr. Leike.
(10)	Includes 15,700 shares held by Mr. Leike’s spouse as trustee under a living trust for her benefit.
(11)	Includes 6,000 shares held by Ms. Reid’s spouse.
(12)	All of these shares are held by Ms. Reid’s spouse.
(13)	Includes 20,000 shares held jointly with Mr. Scheidt’s spouse.
(14)	Includes (i) 128,000 shares held jointly with Mr. Stimpson’s spouse and (ii) 96,430 shares held by a limited liability company of which Mr. Stimpson is an owner and managing member.
(15)	All of these shares are held by a limited liability company of which Mr. Stimpson is an owner and managing member.

Pinnacle’s Dividend Policy

No assurances can be given that any dividends will be paid by Pinnacle or that dividends, if paid, will not be reduced in future periods. The principal source of Pinnacle’s cash flow, including cash flow to pay interest owing under the Pinnacle Loan Agreement and to holders of its subordinated debentures, and any dividends payable to common shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole stockholder. The ability of Pinnacle Bank to pay dividends, as well as Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Pinnacle or Pinnacle Bank may impose financial covenants that may be more restrictive than regulatory requirements with respect to Pinnacle’s payment of dividends to common shareholders.

Pinnacle’s board of directors may change its dividend policy at any time. For further information on Pinnacle’s dividend history and restrictions on Pinnacle’s and Pinnacle Bank’s ability to pay dividends, see “COMPARATIVE MARKET PRICES AND DIVIDENDS” beginning on page 24, “SUPERVISION AND REGULATION—Payment of Dividends” appearing in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, which are incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

Regulatory Approval

Pinnacle is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and supervised and regulated by the Federal Reserve Board (which we refer to as the FRB). Magna is a member of the FRB and is primarily supervised and regulated by the FRB and TDFI. Pinnacle Bank is primarily supervised and regulated by the FDIC and TDFI. Set forth below is a brief summary of certain regulatory approvals needed for the Magna merger. Additional information relating to the supervision and regulation of Pinnacle is included in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

FDIC Approval. The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank. As a state non-member bank, Pinnacle Bank filed its application for approval of the Magna merger with the FDIC on May 14, 2015.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. Any transaction approved by the FDIC may not be completed until thirty (30) days after such approval unless such period is shortened to fifteen (15) days.

State Regulatory Approval. To complete the Magna merger, Pinnacle Bank is required to submit an application to, and receive approval from, the TDFI. The TDFI will review the application to determine whether the Magna merger complies with Tennessee law, including deposit concentration limitations. In addition, Pinnacle Bank is required to provide the TDFI satisfactory evidence that the merger of Magna with and into Pinnacle Bank complies with applicable requirements under Tennessee law.

We cannot guarantee you that the regulatory approvals described above will be given without undue delay or the imposition by a regulatory authority of a condition that would materially and adversely impact the financial or economic benefits of the Magna merger on Pinnacle or Pinnacle Bank or any of their banking and non-banking subsidiaries, including, but not limited to, Pinnacle Bank, or Magna.

OPINION OF MAGNA’S FINANCIAL ADVISER

On April 28, 2015, STRH delivered to the Magna board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated April 28, 2015, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the aggregate merger consideration to be received in the Magna merger by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) was fair, from a financial point of view, to such holders. STRH has consented to the use of its opinion and related disclosure in this proxy statement/prospectus.

The full text of the written opinion of STRH, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of STRH, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read STRH’s written opinion carefully and in its entirety. STRH’s opinion was furnished solely for the use of the Magna board of directors (solely in its capacity as such) in connection with its evaluation of the Magna merger. STRH’s opinion is limited solely to the fairness, from a financial point of view, of the aggregate merger consideration to be received in the Magna merger by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) and does not address Magna’s underlying business decision to effect the Magna merger or the relative merits of the Magna merger as compared to any alternative business strategies or transactions that might be available with respect to Magna. The STRH opinion was not intended to be, and does not constitute, a recommendation to the Magna board of directors, Magna, any security holder of Magna or any other person or entity as to how to act or vote with respect to any matter relating to the Magna merger or otherwise, including, without limitation, whether a holder of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) should elect to receive the cash consideration or the stock consideration. STRH’s opinion was approved by an internal opinion committee of STRH authorized to approve opinions of this nature.

In connection with the delivery of its opinion, STRH conducted such reviews, analyses and inquiries as STRH deemed necessary and appropriate under the circumstances. Among other things, STRH reviewed the following:

•	A draft, dated April 24, 2015, of the merger agreement, which draft contained materially the same terms, including the same financials terms, as the definitive merger agreement;

•	certain business and financial information relating to Magna, Pinnacle and Pinnacle Bank;

•	certain non-public internal and audited and unaudited financial statements of Magna, Pinnacle and Pinnacle Bank and certain financial and other information relating to the historical, current and future business, financial condition, results of operations, asset quality, operating data and prospects of Magna and Pinnacle made available to STRH by Magna and Pinnacle, including certain financial projections prepared by the management of Magna relating to Magna (which we refer to as the Projections);

•	the current financial and operating performance of Magna and Pinnacle as compared to that of other companies with publicly traded equity securities that STRH deemed relevant;

•	the publicly available financial terms of certain transactions that STRH deemed relevant; and

•	current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations STRH considered relevant.

STRH also had discussions with certain members of the management of Magna, Pinnacle and Pinnacle Bank regarding the Magna merger and the business, financial condition, assets, results of operations, and prospects of Magna, Pinnacle and Pinnacle Bank and undertook such other studies, analyses and investigations as STRH deemed appropriate.

STRH relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to, discussed with or reviewed by STRH, and did not assume any responsibility with respect to such data, material and other information. STRH’s role in reviewing such data, material and other information was limited solely to performing such review as STRH deemed necessary and appropriate to support its opinion. In addition, STRH assumed, at the direction of Magna and without independent verification or investigation, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management of Magna as to the future financial results and condition of Magna. STRH expressed no opinion with respect to the Projections or the assumptions on which they were based, or any other assumptions discussed in its opinion. STRH relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Magna, Pinnacle or Pinnacle Bank since the respective dates of their most recent financial statements and other information, financial or otherwise, provided to STRH and that there was no information, facts or circumstances that would make any of the data, material or other information discussed with or reviewed by STRH inaccurate, incomplete or misleading.

STRH also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the merger agreement are true and correct; (ii) each party to the merger agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the merger agreement; (iii) all conditions to the consummation of the Magna merger will be satisfied without waiver thereof; (iv) the Magna merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement therein; and (v) in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Magna merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Magna, Pinnacle, or Pinnacle Bank or the expected benefits of the Magna merger. STRH also assumed that the Magna merger will be treated as a “tax-free reorganization” for federal income tax purposes.

Furthermore, in connection with its opinion, STRH was not requested to review, and STRH did not review, individual credit files, nor was STRH requested to make, and STRH did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties, facilities or liabilities (including any fixed, contingent, derivative or off-balance-sheet assets or liabilities or any portfolio securities or any collateral securing assets or securities) of Magna, Pinnacle or Pinnacle Bank or any other person or entity, nor was STRH provided with any such appraisal or evaluation. In addition, STRH is not an expert in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios or for any other purpose and, accordingly, STRH has assumed, without independent investigation or verification, that Magna’s, Pinnacle’s and Pinnacle Bank’s allowances for such losses are in the aggregate adequate to cover any such losses. STRH did not undertake any independent analysis of any potential or actual litigation, regulatory action, governmental investigation, possible unasserted claims or other contingent liabilities to which Magna, Pinnacle or Pinnacle Bank or any other person or entity is or may be a party or is or may be subject. STRH was not requested to, and did not, undertake any independent financial analysis of Pinnacle or Pinnacle Bank, and assumed that the value per share of Pinnacle common stock comprising the stock consideration was equal to the market price of Pinnacle common stock on April 27, 2015. STRH was not requested to, and did not, participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Magna merger or the securities, assets, businesses or operations of Magna or any other party, or any alternatives to the Magna merger, or advise the Magna board of directors or any other party with respect to any alternatives to the Magna merger.

The opinion of STRH was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the data, material and other information made available to STRH as of, the date of the delivery of its opinion, April 28, 2015. STRH had and has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that has become or becomes available after the delivery of its opinion.

The opinion of STRH only addresses the fairness, from a financial point of view, of the aggregate merger consideration to be received in the Magna merger pursuant to the merger agreement by the holders, other than the Excluded Holders, of Magna common stock (including the shares of Magna common stock resulting from the conversion of the Magna Series D Preferred Stock) and does not address any other term, aspect or implication of the Magna merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. STRH was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Magna, its security holders or any other person or entity to proceed with or effect the Magna merger; (ii) the form, structure or any other portion or aspect of the Magna merger; (iii) the fairness of any portion, term, aspect or implication of the Magna merger to the holders of debt of Magna, or any particular holder of securities, creditors or other constituencies of Magna, or to any other person or entity, except as expressly set forth in the last paragraph of STRH’s opinion; (iv) the relative merits of the Magna merger as compared to any alternative business strategies that might exist for Magna or any other person or entity or the effect of any other transaction in which Magna or any other person or entity might engage; (v) whether or not Pinnacle, Magna, their respective security holders or any other person or entity is receiving or paying reasonably equivalent value in the Magna merger; (vi) the solvency, creditworthiness, viability, ability to pay debts when due or fair value of Magna, Pinnacle or Pinnacle Bank or any other participant in the Magna merger, or any of their respective assets, including under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or the impact of the Magna merger on such matters; (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Magna merger or any class of such persons; (viii) the fairness of any term or aspect of the Magna merger to any one class of Magna’s security holders relative to any other class of Magna’s security holders, including the allocation of any consideration among or within such classes; (ix) the fairness of the merger consideration to be received in the Magna merger to the holders of the Magna Series D Preferred Stock, or the fairness of the conversion of the Magna Series D Preferred Stock into Magna common stock; or (x) the fairness of the cash consideration and stock consideration relative to one another.

As specified in the engagement letter between STRH and Magna relating to the delivery of STRH’s opinion, (i) STRH was engaged by Magna and its opinion was to be delivered to the Magna board of directors, (ii) nothing in the engagement letter shall be deemed to create a fiduciary or agency relationship between STRH and Magna or its security holders, and (iii) Magna’s engagement of STRH was not intended to confer on any person or entity (including security holders, affiliates, employees and creditors of Magna other than Magna and certain indemnified parties identified in the engagement letter) any relationship, rights or remedies under or by reason of the engagement letter or as a result of the services rendered by STRH under the engagement letter. Under such circumstances, no privity is created between STRH and Magna’s shareholders regarding STRH’s delivery of its opinion to the Magna board of directors and, consequently, you may not rely on STRH’s opinion to support any claims against STRH arising under applicable state law. The availability of “no privity” defenses to STRH and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defenses are available to STRH would have no effect on (i) the rights and responsibilities of the Magna board of directors under applicable state law or (ii) the rights and responsibilities of either STRH or the Magna board of directors under federal securities laws.

Furthermore, no opinion, counsel or interpretation is intended in STRH’s opinion in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. STRH assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. STRH relied, with the consent of the Magna board of directors, on the assessments by Magna and its board of directors and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Magna, Pinnacle, Pinnacle Bank and the Magna merger. STRH was not asked to, and STRH did not, offer any opinion as to any terms or conditions of the merger agreement or the form of the Magna merger, other than as expressly set forth in the last paragraph of its opinion with respect to the merger consideration. STRH did not express any opinion as to what the value of the Pinnacle common stock actually will be when issued pursuant to the merger agreement or the price or range of prices or volume at which shares of Pinnacle common stock may trade at any time, including following public announcement or consummation of the Magna merger.

The following is a summary of the material financial analyses presented by STRH to the Magna board of directors at its meeting held on April 28, 2015 in connection with STRH’s opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand STRH’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of STRH’s analyses.

Summary of Financial Terms

STRH reviewed the financial terms of the proposed Magna merger. Under the terms of the merger agreement, each holder of Magna common stock (including the shares of Magna common stock issuable upon conversion of the Magna Series D Preferred Stock) may elect to receive, subject to certain limitations and proration procedures contained in the merger agreement, (i) $14.32 in cash, or (ii) 0.3369 shares of Pinnacle common stock. STRH calculated an approximate aggregate transaction value of $82.5 million, or $15.36 per share, as of April 27, 2015 based on the closing price of Pinnacle common stock on April 27, 2015 and including consideration for the outstanding Magna options. The merger consideration will consist of 75.0% stock consideration and 25.0% cash consideration. Based upon financial information as of or for the twelve month period ended March 31, 2015, STRH calculated the following transaction ratios:

March 31, 2015
Transaction Value Per Share / Common Book Value Per Share	159.5%
Transaction Value Per Share / Tangible Common Book Value Per Share	159.5%
Transaction Value / Last Twelve Months Net Income	15.1x
Transaction Value / Last Twelve Months Core Income (1)	17.4x
Core Deposit Premium	8.9%

(1)	Core income defined as pre-tax income less gain / (loss) on sale of securities and / or other real estate owned (which we refer to as OREO), then subsequently tax-effected; reconciliation between Magna last twelve months net income and last twelve months core income: $1,123 of pre-tax OREO and securities gains represents $704 on an after-tax basis; $5,457 less $4,753 represents $704.

Net Present Value Analysis

STRH performed an analysis that estimated the present value of the estimated future unlevered free cash flows projected to be generated by Magna through December 31, 2019. The analysis assumed that Magna performed in accordance with management’s financial projections for years ended December 31, 2015 through 2019. STRH assumed these projections were reasonably prepared in good faith by Magna’s management on bases reflecting the best currently available information, estimates and judgments of Magna’s management.

STRH calculated the implied Magna valuation using a range of median earnings and tangible book value multiples based on Magna’s public comparable group, as well as a range of discount rates with the assumptions below:

•	Assumes a base case discount rate of 13.5%, which was derived using the Ibbotson methodology, with sensitivities from 13.0% to 14.0%; and

•	2019 terminal value based on P/E multiple of 12.9x and P/TBV multiple of 1.04x, each of which represented the median current trading P/E multiple or P/TBV multiple of a peer group of selected publicly traded companies that STRH deemed relevant and comparable to Magna as described below. STRH also sensitized the terminal year P/E multiple from 11.7x – 16.1x (representing the P/E multiples at the 25th percentile and 75th percentile, respectively, of the peer group) and the terminal year P/TBV multiple from 0.95x - 1.16x (representing the P/TBV multiples at the 25th percentile and 75th percentile, respectively, of the peer group).

For purposes of calculating the P/E and P/TBV multiples described above, STRH used a peer group consisting of all nationwide exchange-traded banks with the following characteristics (excluding targets of announced mergers):

•	Total assets, for the most recent quarter reported, of between $300 million and $1 billion;

•	Return on average assets for the last twelve months ended as of the most recent quarter reported between 0.50% and 1.20%;

•	Ratio of tangible common equity to tangible assets for the most recent quarter reported between 8.0% and 11%;

•	Ratio of nonperforming assets to total assets, for the most recent quarter reported, between 0.0% and 3.0%; and

•	Three month average daily trading volume greater than 300 shares.

Terminal Price / Earnings in 2019
Discount Rate	11.7x	12.9x	16.1x
13.0%	$9.43	$10.36	$12.64
13.5%	$9.25	$10.15	$12.39
14.0%	$9.06	$9.95	$12.15

This analysis indicated an implied per share reference range for Magna of $9.06 to $12.64, as compared to the implied valuation per share in the Magna merger of $15.36.

Terminal Price / Tangible Book Value in 2019
Discount Rate	0.95x	1.04x	1.16x
13.0%	$8.33	$8.99	$9.95
13.5%	$8.17	$8.81	$9.76
14.0%	$8.01	$8.64	$9.57

This analysis indicated an implied per share reference range for Magna of $8.01 to $9.95, as compared to the implied valuation per share in the Magna merger of $15.36.

Selected Peer Group Analysis

STRH reviewed and compared financial data and trading multiples for Magna with a peer group of selected exchange-traded companies that STRH deemed relevant and comparable to Magna. This peer group consisted of all nationwide exchange-traded banks with the following characteristics (excluding targets of announced mergers):

•	Total assets, for the most recent quarter reported, of between $300 million and $1 billion;

•	Return on average assets for the last twelve months ended as of the most recent quarter reported between 0.50% and 1.20%;

•	Ratio of tangible common equity to tangible assets for the most recent quarter reported between 8.0% and 11%;

•	Ratio of nonperforming assets to total assets, for the most recent quarter reported, between 0.0% and 3.0%; and

•	Three month average daily trading volume greater than 300 shares.

For the selected exchange-traded companies, STRH analyzed, among other things, financial performance, capital ratios and asset quality, for the most recent quarter reported or the twelve months ended as of the most recent quarter end, in addition to current market pricing analysis. The tables below set forth the 25th percentile, median and 75th percentile operating metrics, capital ratios, asset quality and market pricing of the selected companies.

Financial Performance	Magna	25th Percentile	Median	75th Percentile
Return on Average Assets (Last Twelve Months)	0.96%	0.64%	0.76%	0.97%
Return on Average Equity (Last Twelve Months)	7.93%	6.48%	8.20%	9.44%

Capital Ratio (Most Recent Quarter)	Magna	25th Percentile	Median	75th Percentile
Tangible Common Equity / Tangible Assets	8.73%	8.78%	9.14%	9.93%

Current Market Pricing	25th Percentile		Median	75th Percentile
Transaction Value Per Share / Tangible Book Value Per Share	0.95x		1.04x	1.16x
Transaction Value Per Share / Last Twelve Months Earnings Per Share	11.7x		12.9x	16.1x

STRH applied each of the multiple ranges set forth in the tables above entitled “Current Market Pricing” to Magna’s financial data as of March 31, 2015 to calculate an implied per share valuation for Magna. STRH then calculated the average of the two implied per share valuations to generate a reference range for Magna of $10.76 to $14.12, as compared to the implied valuation per share in the Magna merger of $15.36.

No companies used in the analyses described above are identical to Magna, Pinnacle, Pinnacle Bank or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Selected Precedent Transactions Analysis – Nationwide

STRH reviewed and analyzed certain financial data related to 22 completed nationwide depository transactions announced in the past 3 years. These transactions involved target banks based in the United States with the following characteristics:

•	Total assets, for the most recent quarter reported, of between $250 million and $1 billion;

•	Return on average assets for the last twelve months ended as of the most recent quarter reported between 0.50% and 1.20%;

•	Ratio of tangible common equity to total assets for the most recent quarter reported between 8.0% and 11%; and

•	Ratio of nonperforming assets to total assets, for the most recent quarter reported, between 1.0% and 3.0%.

STRH excluded from the list one acquisition due to the target’s tax reversal during 2013 which overstated the target’s earnings as of the announcement date. These transactions (listed by announcement date in order from most recent to the oldest) were as follows:

Acquiror	Target
Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust

Ameris Bancorp	Merchants & Southern Banks of Florida, Inc.

Stupp Bros., Inc.	Southern Bancshares Corp.

Pacific Continental Corporation	Capital Pacific Bancorp

First Busey Corporation	Herget Financial Corp.

Peoples Bancorp Inc.	NB&T Financial Group, Inc.

Old National Bancorp	Founders Financial Corporation

BNC Bancorp	Harbor Bank Group, Inc.

National Penn Bancshares, Inc.	TF Financial Corporation

Glacier Bancorp, Inc.	FNBR Holding Corporation

Commerce Union Bancshares, Inc.	Reliant Bank

Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.

Simmons First National Corporation	Delta Trust & Banking Corporation

CVB Financial Corp.	American Security Bank

First Interstate BancSystem, Inc.	Mountain West Financial Corp.

Old National Bancorp	United Bancorp, Inc.

Franklin Financial Network, Inc.	MidSouth Bank

Old National Bancorp	Tower Financial Corporation

Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.

QCR Holdings, Inc.	Community National Bancorporation

Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation

MidSouth Bancorp, Inc.	PSB Financial Corporation

STRH calculated the transaction multiples implied by the selected transactions listed above. The results of the calculations are set forth in the table below.

Selected Transactions
Transaction Multiples	Magna	25th Percentile	Median	75th Percentile
Transaction Value / Last Twelve Months Earnings	15.1x	16.3x	20.0x	23.1x
Transaction Value / Last Twelve Months Core Earnings (1)	17.4x	13.6x	17.5x	20.3x
Transaction Value / Stated Tangible Book Value	159.5%	129.0%	148.1%	165.0%

(1)	Core earnings defined as pre-tax income less gain / (loss) on sale of securities and / or OREO, then subsequently tax-affected.

STRH applied each of these multiple ranges to Magna’s financial data as of March 31, 2015 to calculate an implied per share valuation for Magna. STRH then calculated the average of the two implied per share valuations to generate a reference range for Magna of $13.63 to $18.66, as compared to the implied valuation per share in the Magna merger of $15.36.

No companies used in the analysis described above are identical to Magna, Pinnacle, Pinnacle Bank or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Selected Precedent Transactions Analysis – Southeast

STRH reviewed and analyzed certain financial data related to 15 completed southeast depository transactions announced in the past 3 years. These transactions involved target banks based in the United States with the following characteristics:

•	Total assets, for the most recent quarter reported, of between $250 million and $1.4 billion;

•	Return on average assets for the last twelve months ended as of the most recent quarter reported between 0.50% and 1.20%;

•	Ratio of tangible common equity to total assets for the most recent quarter reported between 8.0% and 11%; and

•	Ratio of nonperforming assets to total assets, for the most recent quarter reported, less than 3.0%.

These transactions (listed by announcement date in order from most recent to the oldest) were as follows:

Acquiror	Target
Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust

Ameris Bancorp	Merchants & Southern Banks of Florida, Inc.

United Community Banks, Inc.	MoneyTree Corporation

IBERIABANK Corporation	Georgia Commerce Bancshares, Inc.

IBERIABANK Corporation	Old Florida Bancshares, Inc.

First Horizon National Corporation	TrustAtlantic Financial Corporation

Eagle Bancorp, Inc.	Virginia Heritage Bank

BNC Bancorp	Harbor Bank Group, Inc.

Commerce Union Bancshares, Inc.	Reliant Bank

Home BancShares, Inc.	Florida Traditions Bank

Simmons First National Corporation	Delta Trust & Banking Corporation

Franklin Financial Network, Inc.	MidSouth Bank

New Century Bancorp, Inc.	Select Bancorp, Inc.

Bear State Financial, Inc.	First National Security Company

Old Florida Bancshares, Inc.	New Traditions National Bank

STRH calculated the transaction multiples implied by the selected transactions listed above. The results of the calculations are set forth in the table below.

Selected Transactions
Transaction Multiples	Magna	25th Percentile	Median	75th Percentile
Transaction Value / Last Twelve Months Earnings	15.1x	14.6x	18.1x	22.3x
Transaction Value / Last Twelve Months Core Earnings (1)	17.4x	13.5x	19.1x	21.7x
Transaction Value / Stated Tangible Book Value	159.5%	135.5%	146.3%	175.4%

(1)	Core earnings defined as pre-tax income less gain / (loss) on sale of securities and / or OREO, then subsequently tax-affected.

STRH applied each of these multiple ranges to Magna’s financial data as of March 31, 2015 to calculate an implied per share valuation for Magna. STRH then calculated the average of the two implied per share valuations to generate a reference range for Magna of $13.48 to $19.40, as compared to the implied valuation per share in the Magna merger of $15.36.

No companies used in the analysis described above are identical to Magna, Pinnacle, Pinnacle Bank or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Miscellaneous

This summary of the analyses is not a complete description of STRH’s opinion or the analyses underlying, and factors considered in connection with, STRH’s opinion and reviewed with the Magna board of directors. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying STRH’s opinion. In arriving at its fairness opinion, STRH considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, STRH reached its fairness opinion on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is directly comparable to Magna, Pinnacle, Pinnacle Bank or the Magna merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts or projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Magna nor STRH or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’ length negotiations between Magna and Pinnacle and was approved by Magna’s Board of Directors. STRH did not recommend any specific consideration to Magna, or that any specific amount or type of consideration constituted the only appropriate consideration for the Magna merger.

Information about SunTrust Robinson Humphrey, Inc.

STRH acted as financial advisor to the Magna board of directors in connection with the Transaction and will receive a fee for its services equal to 0.40% of the Total Consideration, which is currently estimated to be approximately $325,000 in the aggregate, $250,000 of which became payable upon STRH’s delivery of its opinion (which we refer to as the Opinion Fee), regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Magna merger. Magna’s payment of the Opinion Fee to STRH was not contingent on the consummation of the Magna merger. In addition, Magna agreed to reimburse certain of STRH’s expenses and to indemnify STRH and certain related parties for certain liabilities arising out of STRH’s engagement.

STRH and its affiliates (including SunTrust Bank) may have in the past provided and may in the future provide investment banking and other financial services to Magna and its affiliates (and Pinnacle and its affiliates) for which STRH and its affiliates have received and would expect to receive compensation.

STRH is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, STRH and its affiliates (including SunTrust Bank) may acquire, hold or sell, for its and its affiliates’ accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Magna, Pinnacle, their respective affiliates and any other party that may be involved in the Magna merger, as well as provide investment banking and other financial services to such persons or entities, including for which STRH and its affiliates would expect to receive compensation. In addition, STRH and its affiliates (including SunTrust Bank) may have other financing and business relationships with Magna, Pinnacle, their respective affiliates and any other person or entity that may be involved with the Magna merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. All shareholders of Magna are urged to read the merger agreement carefully and in its entirety as it is the legal document that governs the Magna merger.

General

Under the merger agreement, Magna will merge with and into Pinnacle Bank with Pinnacle Bank continuing as the surviving company.

Merger Consideration

The merger agreement provides that, at the effective time of the Magna merger, each holder of Magna common stock (including holders of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) issued and outstanding immediately prior to the effective time of the Magna merger, but excluding shares of Magna common stock owned by Pinnacle or Magna (other than those shares held in a fiduciary or representative capacity) and shares held by Magna shareholders that properly exercise their dissenters’ rights, will have the right to elect, subject to proration, to receive either 0.3369 shares of Pinnacle’s common stock, an amount in cash equal to $14.32 or a combination of cash and stock; provided, however, that elections will be prorated such that 75% of Magna’s shares of common stock outstanding as of the effective time of the Magna merger (including shares of Magna’s common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) will be converted into shares of Pinnacle’s common stock and 25% of those outstanding shares will be converted into cash. Based upon the [            ] shares of Magna common stock outstanding as of [                    ], 2015 (including shares of Magna’s common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger), Pinnacle will issue approximately [            ] million shares of Pinnacle common stock and pay approximately $[            ] million in cash at the closing. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price for Pinnacle’s common stock for the 10 trading days immediately preceding the closing date.

Treatment of Options

Each outstanding unvested option to acquire Magna common stock granted under Magna’s equity incentive plan will accelerate and be exercisable immediately prior to consummation of the Magna merger. At the effective time of the Magna merger, any outstanding options that are not exercised will be cancelled and the holders of any such options will receive an amount in cash equal to the product of (x) the excess, if any, of $14.32 over the exercise price of each such option and (y) the number of shares of Magna common stock subject to each such option.

Series D Preferred Stock

Pursuant to the rights and preferences of Magna Series D Preferred Stock, as set forth in Magna’s Charter, all outstanding shares of Magna Series D Preferred Stock will automatically convert into shares of Magna common stock immediately prior to the effective time of the Magna merger. Accordingly, holders of these shares, like Magna’s common shareholders, will be able to elect, subject to the proration described above, to receive either shares of Pinnacle common stock, cash or a combination of shares of Pinnacle common stock and cash in exchange for their shares of Magna Series D Preferred Stock.

SBLF Redemption

In connection with the Magna merger, Magna and Pinnacle will each use their reasonable best efforts to cause or facilitate the redemption of the approximately $18.35 million of preferred stock Magna has issued to the U.S. Treasury pursuant to the Small Business Lending Fund program. Pinnacle or Pinnacle Bank will make all payments necessary to fund such redemption.

Election of Form of Merger Consideration

No later than 30 business days prior to the effective time of the Magna merger (unless Pinnacle and Magna agree upon another date), Pinnacle or Pinnacle Bank will mail a form of election to each shareholder of Magna who holds one or more stock certificates. The form of election will include a place where each such shareholder may designate its desired form of merger consideration and will include a letter of transmittal, which is to be used to surrender certificates for Magna common stock or Magna Series D Preferred Stock in exchange for the merger consideration. The letter of transmittal will contain instructions explaining the procedure for surrendering Magna stock certificates. You should not return certificates with the enclosed proxy card. Pinnacle and Pinnacle Bank will use their reasonable efforts to make the form of election available to all persons who become holders of Magna common stock or Series D Preferred Stock following the initial mailing and no later than the close of business on the fifth business day prior to the effective time of the Magna merger.

In order to be effective, a form of election must be received by the exchange agent (see “—Exchange of Certificates in the Magna Merger” immediately below) no later than by 5:00 p.m., New York City time, on the 30th day following the initial mailing date of the form of election (or such other time and date as Pinnacle and Magna agree upon). All elections will be irrevocable. A shareholder of Magna who does not submit a form of election which is received by the exchange agent prior to such deadline will be deemed to have made an election to receive a combination of cash and stock, on a 25% cash and 75% stock basis. If Pinnacle or the exchange agent determines that any purported cash election or stock election was not properly made, such purported election will be deemed to be of no force and effect and the shareholder making such purported election will be deemed to have made an election to receive a combination of cash and stock, on a 25% cash and a 75% stock basis. Following the submission deadline, Pinnacle or the exchange agent will calculate the results of the forms of election and determine if any pro-ration of the submitted elections is necessary. As discussed above, elections will be prorated such that 75% of Magna’s shares of common stock outstanding as of the effective time of the Magna merger (including shares of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) will be converted into shares of Pinnacle’s common stock and 25% of those shares will be converted into cash.

If Pinnacle’s common stock is trading above $42.50 per share, the stock consideration will be more valuable than the cash consideration. Because the closing price of Pinnacle’s common stock on June 8, 2015 was $52.52, the stock consideration is significantly more valuable as of the date of this proxy statement/prospectus. Accordingly, we expect that most of the Magna shareholders will elect to receive the stock consideration for all of their shares.

If all Magna shareholders elect to receive the stock consideration, then, due to proration, all Magna shareholders will receive stock consideration for 75% of their Magna shares and cash consideration for 25% of their Magna shares. The following table illustrates at various price levels of Pinnacle common stock, the value per Magna share of the stock consideration, the cash consideration and a mix of 75% stock consideration and 25% cash consideration.

	Merger Consideration Per Share of Magna Common Stock
Pinnacle Common Stock Price	100% Stock Election	100% Cash Election	75% Stock/ 25% Cash Election
$42.00	$14.150	$14.32	$14.193
$44.00	$14.824	$14.32	$14.698
$46.00	$15.497	$14.32	$15.203
$48.00	$16.171	$14.32	$15.708
$50.00	$16.845	$14.32	$16.214
$52.00	$17.519	$14.32	$16.719
$54.00	$18.193	$14.32	$17.225

Moreover, because the trading price for Pinnacle’s common stock (adjusted for the exchange ratio) is significantly higher than the price Pinnacle has agreed to pay to cash out the Magna options, we expect that many of the individuals that hold the Magna options which are vested will exercise those options and elect to receive the stock consideration.

Exchange of Certificates in the Magna Merger

Before the effective time of the Magna merger, Pinnacle will appoint an exchange agent to handle the exchange of Magna stock certificates for cash and shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by a holder) and the payment of cash for fractional shares. Promptly after the effective time of the Magna merger, the exchange agent will send a letter of transmittal to those shareholders of Magna that previously did not submit a letter of transmittal (or an incorrect or invalid letter of transmittal). The letter of transmittal will contain instructions explaining the procedure for surrendering Magna stock certificates. You should not return certificates with the enclosed proxy card.

A Magna shareholder who submits a valid form of election by the submission deadline under which it elects to receive all cash consideration and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will only receive, subject to the pro-ration of elections described above, a cash payment into which the shares of Magna common stock (including shares of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) held by such shareholder were converted in the Magna merger. A Magna shareholder who submits a valid form of election by the submission deadline under which it elects to receive all stock consideration and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will receive, subject to the pro-ration of elections described above, shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) into which the shares of Magna common stock (including shares of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) held by such shareholder were converted in the Magna merger.

A Magna shareholder who fails to submit a valid form of election by the submission deadline, submits a valid form of election by the submission deadline under which it elects to receive a combination of cash and stock, or has submitted an election under which it elected to receive all cash or stock and the elections have been pro-rated, and who surrenders its stock certificate(s), together with a properly completed letter of transmittal, will receive a combination of a cash payment and shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) into which the shares of Magna common stock (including shares of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) held by such shareholder were converted in the Magna merger.

Fractional Shares

No fractional shares of Pinnacle common stock will be issued in the Magna merger. Instead, the exchange agent will pay each of those shareholders who would have otherwise been entitled to a fractional share of

Pinnacle common stock an amount in cash determined by multiplying the fractional share interest by the average closing price of Pinnacle’s common stock for the 10 trading days preceding the closing date of the Magna merger.

Dividends and Distributions

Until Magna common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Pinnacle common stock into which shares of Magna common stock (including shares of Magna common stock issuable automatically upon conversion of Magna Series D Preferred Stock immediately prior to the effective time of the Magna merger) may have been converted will accrue but will not be paid. Pinnacle will pay to former Magna shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their Magna stock certificates. After the effective time of the Magna merger, there will be no transfers on the stock transfer books of Magna of any shares of Magna common stock or Magna Series D Preferred Stock. If certificates representing shares of Magna common stock or Magna Series D Preferred Stock are presented for transfer after the completion of the Magna merger, they will be cancelled and exchanged for the merger consideration into which the shares of Magna common stock or Magna Series D Preferred Stock represented by the certificates have been converted. Holders of shares of Magna Series D Preferred Stock who have not, prior to the effective time of the Magna merger, received the certificates for such shares and therefore have yet to receive all dividends and distributions declared and paid by Magna on such shares shall retain the right to receive all such dividends and distributions.

During the fourth quarter of 2013, Pinnacle initiated a quarterly common stock dividend in the amount of $0.08 per share. During the year ended December 31, 2014, Pinnacle paid $14.2 million in dividends to common shareholders. On January 20, 2015, Pinnacle declared a $0.12 per share dividend that was payable on February 27, 2015 to shareholders of record as of the close of business on February 6, 2015, an increase of $0.04 or 50% over the amount of the quarterly dividends paid in the fourth quarter of 2014. On April 7, 2015, Pinnacle declared a $0.12 per share dividend to be paid on May 29, 2015 to common shareholders of record as of the close of business on May 1, 2015. The amount and timing of any future dividend payments to common shareholders will be subject to the discretion of Pinnacle’s board of directors.

Withholding

The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Magna shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the Magna merger as having been paid to the shareholders from whom they were withheld.

Effective Time

The Magna merger will be completed when we file articles of merger with the Tennessee Department of Financial Institutions for filing with the Secretary of State of the State of Tennessee. However, we may agree to a later time for completion of the Magna merger and specify that time in the articles of merger. While we anticipate that the Magna merger will be completed during the third or fourth quarter of 2015, completion of the Magna merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the Magna merger. There can be no assurances as to whether, or when, Pinnacle, Pinnacle Bank and Magna will obtain the required approvals or complete the Magna merger. If the Magna merger is not completed on or before December 31, 2015, either Pinnacle or Magna may terminate the merger agreement, unless the failure to complete the Magna merger by that date is due to the failure of the party seeking to terminate the merger agreement to comply with any provisions of the merger agreement. See “—Conditions to the Completion of the Magna Merger” immediately below.

Voting Agreements

Each of Magna’s executive officers and directors have executed agreements in which they agreed, among other things, to vote their shares of Magna common stock and Magna Series D Preferred Stock, in favor of the Magna merger.

Conditions to the Completion of the Magna Merger

Completion of the Magna merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of Pinnacle and Pinnacle Bank on the one hand and Magna on the other hand to complete the Magna merger are subject to the following conditions:

•	approval of the merger agreement by Magna’s shareholders;

•	approval by The Nasdaq Stock Market of listing of the shares of Pinnacle common stock to be issued in the Magna merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	effectiveness of the registration statement, of which this proxy statement/prospectus constitutes a part, for the shares of Pinnacle common stock to be issued in the Magna merger;

•	absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the Magna merger;

•	the receipt by each party of an opinion of counsel, dated the closing date of the Magna merger, substantially to the effect that the Magna merger will be treated as a reorganization under Section 368(a) of the Code;

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits, materially restricts or makes illegal completion of the Magna merger; and

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the date of the merger agreement and the closing date (except for representations and warranties that speak as of an earlier date than the date of the merger agreement), except, in the case of most of the representations and warranties, where the failure to be accurate has not had and would not reasonably be expected to have a material adverse effect on the party making the representations and warranties (see “—Representations and Warranties” immediately below), and the performance by the other party of its obligations contained in the merger agreement in all material respects.

Moreover, Pinnacle’s and Pinnacle Bank’s obligations to complete the Magna merger are also subject to the following conditions:

•	holders of no more than 10% of the outstanding shares of Magna common stock shall have exercised dissenters’ rights in accordance with the TBCA and not effectively withdrawn or otherwise lost their respective rights to appraisal with respect to their respective shares of Magna common stock;

•	the change in control agreement between Pinnacle, Pinnacle Bank and Kirk P. Bailey shall have been executed and delivered; and

•	the absence of any agreements between Magna and any regulatory agency that would have a material adverse effect on Pinnacle after the effective time of the Magna merger.

Representations and Warranties

Magna has made representations and warranties to Pinnacle and Pinnacle Bank in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the Magna merger;

•	governmental and third party consents required for the Magna merger;

•	banking and other regulatory filings;

•	financial statements;

•	fees payable to Magna’s financial advisors in connection with the Magna merger;

•	absence of material adverse changes in Magna’s business since December 31, 2014;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee and employee benefit matters;

•	compliance with laws;

•	certain of Magna’s contracts;

•	agreements with regulatory agencies;

•	real estate owned by Magna;

•	leases for Magna’s facilities;

•	interest rate risk management instruments;

•	undisclosed liabilities;

•	insurance coverage;

•	intellectual property ownership and non-infringement;

•	Magna’s investment securities;

•	regulatory capitalization;

•	data privacy and security;

•	loans and nonperforming and classified assets;

•	adequacy of allowance for loan and lease losses;

•	origination, sale and servicing of certain government agency-related loans and other loans;

•	investment management and related activities;

•	securities repurchase agreements;

•	existence of deposit insurance;

•	Community Reinvestment Act, anti-money laundering and customer information security compliance;

•	transactions with affiliates;

•	environmental matters;

•	compliance with state takeover laws;

•	tax treatment of the Magna merger;

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

•	implementation and maintenance of internal controls and procedures and disclosure controls and procedures; and

•	receipt of a fairness opinion from STRH.

Pinnacle and Pinnacle Bank have made representations and warranties to Magna in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the Magna merger;

•	governmental and third party consents required for the Magna merger;

•	SEC reports and banking and other regulatory filings;

•	financial statements;

•	fee payable to their financial adviser in connection with the Magna merger;

•	absence of material adverse changes since December 31, 2014;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee matters;

•	SEC reports;

•	compliance with laws;

•	agreements with regulatory agencies;

•	data privacy;

•	existence of deposit insurance;

•	Community Reinvestment Act rating;

•	tax treatment of the Magna merger; and

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

The representations and warranties of each of Pinnacle and Pinnacle Bank on the one hand and Magna on the other hand have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the Magna merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement and/or such other date (including the closing date) as is specified in the merger agreement.

Many of the representations and warranties of the parties in the merger agreement will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or would be reasonably likely to have a material adverse effect on (1) the business, operations, results of operations or financial condition of the party making the representations and warranties and together with their subsidiaries taken as a whole, or (2) on the ability of the party making the representations and warranties to timely complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (A) changes after the date of the merger agreement in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes after the date of the merger agreement in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date of the merger agreement, affecting the financial services industry generally and not specifically relating to Pinnacle or Pinnacle Bank, or Pinnacle’s subsidiaries, on the one hand or Magna and its subsidiaries on the other hand, as the case may be, (D) changes, after the date of the merger agreement, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity, (F) actions or omissions of Pinnacle, Pinnacle Bank or Magna, as applicable, taken with the prior written consent of the other or required under the merger agreement, (G) the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or the announcement thereof or (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located. In no event shall a change in the trading prices or trading volumes of a party’s capital stock, by itself be considered material or to constitute a material adverse effect.

Conduct of Business Pending the Magna Merger

Magna has agreed, during the period from the date of the merger agreement to the completion of the Magna merger, to, and to cause each of its subsidiaries to, use its commercially reasonable efforts to preserve its business organization, employees and business relationships, and retain the services of its key officers and key employees. In addition, each of Pinnacle and Pinnacle Bank and Magna has agreed that it will not, and will not permit any of its subsidiaries to, subject to limited exceptions set out in the merger agreement, without the prior written consent of the other party,

•	conduct its business other than in the ordinary course in all material respects and in compliance in all material respects with applicable laws;

•	fail to perform their covenants and agreements under the merger agreement;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Magna merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that is intended or reasonably likely to result in any of the party’s representations and warranties being or becoming untrue in any material respect, in any conditions to the Magna merger not being satisfied or in violation of any provision of the merger agreement;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the three immediately preceding bullet points.

Magna has also agreed that, among other things, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Pinnacle or as otherwise permitted by the merger agreement or required by law or at the written direction of a governmental or regulatory authority:

•	other than in the ordinary course of business consistent with past practice: (1) incur, modify, extend or renegotiate any indebtedness for borrowed money, or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	(1) adjust, split, combine or reclassify any shares of Magna’s capital stock; (2) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Magna’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (A) dividends due and payable by Magna to holders of its Series C Preferred Stock in accordance with the terms of Magna’s Series C Preferred Stock, (B) regular quarterly cash dividends to holders of Magna common stock at a rate not in excess of $0.07 per share of common stock, (C) regular quarterly cash dividends to holders of Magna Series D Preferred Stock at a rate not in excess of $0.077 per share of Series D Preferred Stock, (D) a special cash dividend of not more than $0.07 per share of Magna common stock and $0.077 per share of Magna Series D Preferred Stock per quarter to holders of Magna common stock and Magna Series D Preferred Stock for the dividends described in items (B) and (C) if the closing of the Magna merger will occur prior to the declaration or payment of the quarterly dividend for such applicable quarter; provided, however, that the amount of such dividend shall by reduced if the anticipated closing date is prior to the declaration date for any dividend declared by Pinnacle for the same fiscal quarter to holders of Pinnacle’s common stock by an amount equal to the amount of the dividend that will be payable to the holders of Magna common stock or Magna Series D Preferred Stock on account of their ownership of Pinnacle’s common stock following the Magna merger, and (E) if permitted under Magna’s stock option plan, the acceptance of shares of Magna common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options; (3) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Magna’s capital stock; or (4) issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Magna;

•	pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law;

•	pay any bonus;

•	become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee;

•	except as required under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Magna stock options;

•	enter into any new line of business that is material to Magna and its subsidiaries, taken as a whole, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Magna and its subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any governmental entity or regulatory agency;

•	make material capital expenditures other than in the ordinary course of business consistent with past practice or as disclosed to Pinnacle pursuant to the merger agreement;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

•	amend its charter or bylaws or comparable governing documents of any of its subsidiaries, or otherwise take any action to exempt any person or entity (other than Pinnacle or Pinnacle’s subsidiaries) or any action taken by any such person or entity from any takeover statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

•	(i) terminate, materially amend, or waive any material provision of any material contract or lease of Magna, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a material contract or lease of Magna if it were in effect on the date of the merger agreement;

•	other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise; or

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Magna and its subsidiaries, taken as a whole, to any individual, corporation or other entity (or cancel, release or assign any indebtedness owed to Magna or any of its subsidiaries that is material to Magna and its subsidiaries, taken as a whole, to any person, or any claims held by any person that are material to Magna, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement;

•	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as required by applicable law or regulation, generally accepted accounting principles or regulatory guidelines;

•	settle any material action or proceeding, order or investigation except for foreclosure actions in the ordinary course of business consistent with past practice;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

•	merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

•	acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Magna’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

•	make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

•

except for certain loans or extensions of credit approved and/or committed as of the date of the merger agreement, make, renegotiate, increase, or modify any (i) unsecured new loan over $500,000 or aggregate issuances of new unsecured loans of greater than $7,500,000 (ii) loan in excess of Federal Financial Institutions Examination Council regulatory guidelines relating to loan to value ratios, (iii) secured loan over $9,000,000 (iv) loan with a duration of more than 120 months, except for (A) any variable rate single family residential loan or (B) fixed rate single family residential loan which may have a duration of up to 180 months or (C) any fixed rate single family residential loan which may have a duration of more than 180 months but only if it is classified as “held for sale”, or (v) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Magna (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $9,000,000; provided, however, that Magna or any of Magna’s subsidiaries may originate or participate in a loan that exceeds these limitations as long as Magna’s or such subsidiary’s interest in such loan does not exceed these limitations;

•	other than in connection with the making of loans otherwise permitted by the covenant described immediately above, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Magna or any of its subsidiaries;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity or regulatory agency;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change an annual tax accounting period, adopt or materially change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility; or

•	hire any person as an employee of Magna or any of its subsidiaries, except for at-will employees to fill vacancies that may arise from time to time in the ordinary course of business.

Legal Conditions to Magna Merger

Each of Pinnacle, Pinnacle Bank and Magna have agreed to, and Pinnacle has agreed to cause its subsidiaries to, use their respective reasonable best efforts to (a) take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the Magna merger and, subject to the conditions set forth in merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity or regulatory agency and any other third party that is required to be obtained by Pinnacle, Pinnacle Bank or Magna in connection with the Magna merger and the other transactions contemplated by the merger agreement.

Reasonable Best Effort to Obtain Required Shareholder Vote

Magna will take all steps necessary to convene a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this proxy statement/prospectus is part becomes effective for the purpose of voting upon the approval of the merger agreement. Magna will, through its board of directors, use its reasonable best efforts to obtain the approval of its shareholders in respect of the foregoing. Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve Magna of its obligation to hold a meeting of its shareholders to obtain the approval required to complete the Magna merger.

No Solicitation of Alternative Transactions

The merger agreement provides, subject to limited exceptions described below, that Magna and its subsidiaries will not authorize its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to (1) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions, negotiations or other communications regarding any acquisition proposal, (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal or (4) provide any confidential or nonpublic information to any person relating to any acquisition proposal. Furthermore, Magna was required under the merger agreement to immediately cease any discussions or negotiations with any other party regarding an acquisition proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the consolidated net revenues, net income or assets of Magna, (2) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of Magna or 20% or more of the consolidated assets of Magna, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 20% or more of the voting power of Magna, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Magna, other than transactions contemplated by the merger agreement.

The merger agreement permits Magna to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that Magna may receive. In addition, if Magna receives an unsolicited bona fide written acquisition proposal, Magna may, prior to the meeting of its shareholders to approve the merger agreement, engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if:

•	the board of directors of Magna, after consultation with its outside legal counsel and with respect to financial matters, its financial advisors, reasonably determines in good faith that the failure to engage in those discussions or provide information would cause it to violate its fiduciary duties under applicable law;

•	the board of directors of Magna concludes in good faith that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below);

•	any nonpublic information provided to such person is also provided to Pinnacle and Pinnacle Bank if not previously provided to Pinnacle and Pinnacle Bank;

•	Magna enters into a confidentiality agreement, which shall not be on terms more favorable to the person making the acquisition proposal than in the confidentiality agreement between Pinnacle and Magna, with the person making the inquiry or proposal having customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and that does not provide such other person with any exclusivity right to negotiate with Magna; and

•	Magna notifies Pinnacle promptly, and in any event within 48 hours of Magna’s receipt of any acquisition proposal or any request for nonpublic information relating to Magna by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, the material terms and conditions of any inquiries, proposals or offers, and updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

The merger agreement further permits Magna if presented with a superior proposal pursuant to the procedures described above, if required by fiduciary duty, to change its recommendation that Magna’s shareholders vote for the transaction or approve or recommend that Magna’s shareholders approve such superior proposal, but only after Pinnacle has first been given an unlimited number of opportunities to present new proposed terms of the Magna merger such that a superior proposal (as it may be subsequently modified) no longer constitutes a superior proposal. If Pinnacle does match the terms of the superior proposal, Magna is not permitted to change its recommendation on the Magna merger or approve or recommend the superior proposal.

For purposes of the merger agreement, the term “superior proposal” refers to a bona fide written acquisition proposal which the board of directors of Magna concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (1) is more favorable to the shareholders of Magna from a financial point of view, than the transactions contemplated by the merger agreement with Pinnacle and Pinnacle Bank and (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “superior proposal,” all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the Magna merger, whether before or after the approval of the merger agreement by Magna shareholders, in any of the following ways:

•	by mutual consent of Pinnacle and Magna;

•	by either Pinnacle or Magna, if any request or application for a required regulatory approval is denied by the governmental entity which must grant such approval and such denial has become final and non-appealable, or a governmental entity has issued an order, decree, or ruling to permanently prohibit the Magna merger and such prohibition has become final and non-appealable, except that no party may so terminate the merger agreement if the failure of such party to comply with any provision of the merger agreement has been the cause of or resulted in such prohibition;

•	by either Pinnacle or Magna, if the Magna merger is not completed on or before December 31, 2015, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to comply with the merger agreement;

•	by either Pinnacle or Magna, if any approval of the shareholders of Magna required for completion of the Magna merger has not been obtained upon a vote taken at a duly held meeting of shareholders or at any adjournment or postponement thereof; provided, however, that if Magna is the party seeking to terminate the merger agreement, it shall not be in material breach of its obligations under the merger agreement to call and hold the meeting of its shareholders to approve the merger agreement or its obligations with respect to any acquisition proposal;

•	by either Pinnacle or Magna, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants, agreements, representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the Magna merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations or breaches of representations or warranties described under “—Conditions to the Completion of the Magna Merger” above;

•

by Pinnacle, if (1) the board of directors of Magna does not publicly recommend that its shareholders approve the merger agreement, (2) after recommending that its shareholders approve the merger agreement, the board of directors of Magna has withdrawn, modified or amended its recommendation in any manner adverse to Pinnacle or Pinnacle Bank or has approved or recommended that its shareholders approve a superior proposal, or (3) Magna materially breaches its obligations under the merger agreement by reason of a failure to call a meeting of its shareholders or a failure to prepare and mail to its shareholders this document;

•	by Pinnacle, if the board of directors of Magna authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Pinnacle and Pinnacle Bank;

•	by Magna if Pinnacle’s average closing stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00 and the quotient resulting from dividing Pinnacle’s average closing stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on April 28, 2015 ($46.83) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the Magna merger by the Nasdaq Bank Index on April 28, 2015 ($2,699.92) minus (2) 0.20; or

•	by Magna, at any time prior to the approval of the merger agreement by its shareholders, for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Magna has complied with its obligations under the merger agreement to call and hold a meeting of its shareholders to approve the merger agreement and its obligations under the merger agreement when presented with an acquisition proposal, including giving Pinnacle the opportunity to match any such acquisition proposal that would be a superior proposal.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Pinnacle, Pinnacle Bank or Magna or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful and material breach by the other party of any provision of the merger agreement; and

•	designated provisions of the merger agreement, including those addressing the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described below, will survive the termination.

Termination Fee. The merger agreement provides that Magna may be required to pay a termination fee to Pinnacle of $2.85 million in the following circumstances:

•	If Pinnacle terminates the merger agreement because Magna’s board of directors (1) did not recommend that Magna’s shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a shareholder meeting to approve the merger agreement, then Magna must pay the termination fee on the business day following the termination.

•	If Pinnacle terminates the merger agreement because Magna’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle, then Magna must pay the termination fee on the business day following the termination.

•	If the merger agreement is terminated by Pinnacle because the Magna merger has not been completed by December 31, 2015, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points, then Magna must pay the termination fee on the business day following the termination.

•

If (1) the merger agreement is terminated by either party because the required shareholder vote of Magna was not obtained at Magna’s shareholders’ meeting and (2) a public proposal was made and not withdrawn before the merger agreement was terminated, and within nine months after termination of the merger agreement, Magna enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If (1) the merger agreement is terminated by either party because the Magna merger has not been completed by December 31, 2015, or by Pinnacle because of a material breach by Magna of a representation, warranty, covenant or agreement that causes a condition to the Magna merger to not be satisfied and (2) a public proposal with respect to Magna was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement, Magna enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If Magna terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Magna has complied with its obligations to call a meeting of its shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

For the purposes of the termination fee provisions of the merger agreement, all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

The purpose of the termination fee is to encourage the commitment of Magna to the Magna merger, and to compensate Pinnacle if Magna engages in certain conduct which would make the Magna merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with Magna prior to completion of the Magna merger, and could cause Magna to reject any acquisition proposal from a third party which does not take into account the termination fee.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the Magna merger, each of Pinnacle, Pinnacle Bank and Magna may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the Magna merger.

Notwithstanding the foregoing, after the approval of the merger agreement by Magna’s shareholders, there cannot be, without their further approval, any extension or waiver of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Magna shareholders.

Amendment. Subject to compliance with applicable law, Pinnacle, Pinnacle Bank and Magna may amend the merger agreement at any time before or after approval of the merger agreement by Magna’s shareholders. However, after any approval of the merger agreement by Magna’s shareholders, there cannot be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to Magna’s shareholders.

Employee Benefit Plans and Existing Agreements

Employee Benefit Plans. The merger agreement provides that within one year following the effective time of the Magna merger (but in the case of Pinnacle’s 401(k) plan beginning with the first full payroll period starting after the effective time of the Magna merger, or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Pinnacle employee benefit plans, the employees of Magna and its subsidiaries generally shall be eligible to participate in Pinnacle’s employee benefit plans in which similarly situated employees of Pinnacle or its subsidiaries participate, to the same extent as similarly situated employees of Pinnacle or its subsidiaries. For purposes of determining an employee’s eligibility to participate in certain plans and entitlement to benefits thereunder, Pinnacle will give full credit for the service a continuing employee had with Magna or any of its subsidiaries prior to the Magna merger, except that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Pinnacle employee benefit plan will, to the extent permissible under the terms of such plan and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Magna employee benefit plan. Magna employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Pinnacle employee benefit plans.

Under the merger agreement, Pinnacle is not permitted, for a period of nine months following the closing date of the Magna merger, to reduce the salary or hourly wage of any Magna employee that continues as an employee of Pinnacle or its subsidiaries below the salary or hourly wage to which such employee is entitled on the closing date of the Magna merger. Pinnacle is also obligated under the merger agreement to honor all Magna employment, severance, change of control and other compensation agreements and arrangements between Magna or any of its subsidiaries and certain of their employees (to the extent not terminated in connection with the Magna merger), and all accrued and vested benefit obligations through the effective time of the merger agreement which are between Magna or any of its subsidiaries and any current or former director, officer, employee or consultant of Magna.

From and after the effective time of the Magna merger, Pinnacle Bank will, and will cause any applicable subsidiary thereof or employee benefit plan of Pinnacle to, provide or pay when due to Magna’s employees as of the closing date of the Magna merger all benefits and compensation pursuant to Magna’s employee benefit plans, programs and arrangements in effect on the date of the merger agreement earned or accrued through, and to which such individuals are entitled as of the closing date of the Magna merger (or such later time as such employee benefit plans as in effect at the closing date of the Magna merger are terminated or canceled by Pinnacle) subject to compliance with the terms of the merger agreement.

Each employee of Magna that was identified on the date of the merger agreement as having his or her employment expected to be eliminated following the closing of the Magna merger will receive a specified severance payment which will be payable upon the earlier of such employee’s termination without cause by Magna or Pinnacle or nine months following the closing of the Magna merger. Each Magna employee that was not one of such identified employees whose employment is terminated by Pinnacle without cause within nine months following the closing of the Magna merger will receive a severance payment equal to the amount he or she would be entitled to receive under Magna’s existing severance policy.

Stock Exchange Listing

Pinnacle’s common stock is quoted on the Nasdaq Global Select Market. Pinnacle has agreed to cause the shares of Pinnacle common stock to be issued in the Magna merger to be quoted on the Nasdaq Global Select Market. It is a condition to completion of the Magna merger that those shares be quoted on the Nasdaq Global Select Market, subject to official notice of issuance.

Expenses

The merger agreement provides that each of Pinnacle and Magna will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Pinnacle and Magna will share equally the costs and expenses of printing and mailing this proxy statement/prospectus to the shareholders of Magna and all filing and other fees paid to the SEC in connection with the Magna merger.

DESCRIPTION OF PINNACLE CAPITAL STOCK

General

The authorized capital stock of Pinnacle consists of 90 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of the record date, [            ] shares of Pinnacle common stock were outstanding, and no shares of Pinnacle preferred stock were outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for any consideration as the Pinnacle board of directors determines. As of the date hereof, such number of shares of Pinnacle common stock as are required to be issued pursuant to the merger agreement were reserved for issuance to Magna shareholders in accordance with the merger agreement and 573,714 shares of Pinnacle common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans.

The following summary of the terms of the capital stock of Pinnacle is not intended to be complete and is subject in all respects to the applicable provisions of the TBCA, and is qualified by reference to the charter and bylaws of Pinnacle. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

Common Stock

The outstanding shares of Pinnacle common stock are fully paid and nonassessable. Holders of Pinnacle common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

Subject to the preferences applicable to any shares of Pinnacle preferred stock outstanding at the time, holders of Pinnacle common stock are entitled to dividends when and as declared by the Pinnacle board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

No shares of preferred stock are outstanding. The board of directors of Pinnacle may, without further action by the shareholders of Pinnacle, issue one or more series of Pinnacle preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Election of Directors by Shareholders

Until the annual meeting of Pinnacle’s shareholders in 2017, Pinnacle’s charter and bylaws provide that the Pinnacle board of directors is to be divided into three classes as nearly equal in number as possible. Starting with the annual meeting of Pinnacle’s shareholders in 2017, the Pinnacle board of directors will no longer be classified into three classes. In order to phase in this declassification of Pinnacle’s board, the directors comprising each class are elected to one-year terms upon the expiration of their terms. In addition, Pinnacle’s bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in the Pinnacle board of directors. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of Pinnacle through an increase in the number of directors on the Pinnacle board of directors.

Corporate Transactions

Due to the lack of any provision to the contrary in Pinnacle’s charter, all extraordinary corporate transactions must be approved by majority of the directors and a majority of the shares entitled to vote.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders that may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance (which we refer to as the Commissioner), and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Pinnacle’s charter does not have special requirements for transactions with interested parties.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.

Indemnification

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions of Pinnacle’s bylaws provide that Pinnacle will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle’s best interests and, in the case of a criminal action or proceeding, if the individual had no reasonable cause to believe his or her conduct was unlawful. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in Pinnacle’s charter as discussed in the subsequent paragraph.

Pinnacle’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s charter does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify him or her against such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pinnacle pursuant to the foregoing provisions, Pinnacle has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Both Pinnacle and Magna are incorporated under the laws of the State of Tennessee. The holders of shares of Magna common stock, whose rights as shareholders are currently governed by Tennessee law, the charter of Magna and the bylaws of Magna, will, upon the exchange of their shares of Magna common stock (including shares of Magna common stock issuable automatically upon conversion of the Magna Series D Preferred Stock) immediately prior to the effective time of the Magna merger for shares of Pinnacle common stock at the effective time pursuant to the Magna merger, become holders of Pinnacle common stock and their rights as such will be governed by Tennessee law, the Pinnacle charter and the Pinnacle bylaws. The material differences between the rights of holders of shares of Magna common stock and Pinnacle common stock, which result from differences in their governing corporate documents, are summarized below.

The following summary is not intended to be complete and is qualified in its entirety by reference to the TBCA, the Pinnacle charter, the Pinnacle bylaws, the Magna charter and the Magna bylaws, as appropriate. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. Copies of the Pinnacle charter, the Pinnacle bylaws, the Magna charter and the Magna bylaws are available upon request. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101.

Summary of Material Differences Between the

Rights of Pinnacle Shareholders and the Rights of Magna Shareholders

	Pinnacle Shareholder Rights	Magna Shareholder Rights
Description of Common Stock:	Pinnacle is authorized to issue 90,000,000 shares of common stock, par value $1.00 per share.	Magna is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share.

Description of Preferred Stock:	Pinnacle’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock with no par value.	Magna is authorized to issue 10,000,000 shares of preferred stock, par value $1.00 per share.

Special Meeting of Shareholders:

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Pinnacle’s bylaws allow for special meetings of the shareholders to be called at any time by its board of directors, its president, or by the holders of at least 25% of votes entitled to be cast at any special meeting, upon the delivery of a written request to its secretary. The request must describe the purpose(s) for the meeting. Special meetings shall be held at those times, places and dates as shall be specified in the notice of the meeting.

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Special meetings of Magna’s shareholders may be called by the chairman of the board of directors, the president, the Commissioner, a majority of the board of directors, the owners of 10% or more of the outstanding shares of Magna entitled to vote at the meeting.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
Shareholder Action by Written Consent:	Pinnacle’s bylaws and charter provide that any action to be or that may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Neither Magna’s charter nor its bylaws contains a provision addressing shareholder action by written consent.

Shareholder Rights Plan:	Pinnacle does not have a shareholder rights plan as a part of its charter, bylaws, or by separate agreement.	Same as Pinnacle.

Election; Qualifications and Size of Board of Directors:	The board of directors must not consist of less than five nor more than 25 members. The number may be fixed or changed from time to time, by the affirmative vote of a majority of the issued and outstanding shares of Pinnacle’s capital stock entitled to vote in an election of directors, or by the affirmative vote of a majority of all directors then in office.	The number of directors of Magna must not be fewer than five nor more than 25. The board of directors may from time to time determine the number of directors by resolution. Under the Tennessee Banking Act, each director of Magna must be a United States citizen and a majority of the directors must reside in a state in which Magna has a branch location or within 100 miles of the location of any of Magna’s branches both for at least one year immediately preceding their election to the board of directors and during their term of service on the board of directors.

	Prior to Pinnacle’s 2015 annual meeting of shareholders, the board of directors was divided into three classes, Class I, Class II and Class III, which were nearly equal in number as possible, and each class of director served a three year term. Pinnacle’s shareholders approved an amendment to Pinnacle’s charter to declassify the board of directors at the meeting. As a result, beginning with the election of directors at the 2015 annual meeting of shareholders, directors are elected for one year terms when the prior term of the Class in which such directors previously were a part expires. The board of directors will be completely declassified following the 2017 annual meeting of shareholders. No person over the age of 70 is eligible for election.	The board of directors of Magna is divided into three classes, which are to be as equal in number as possible, with each director elected for a term of one to three years.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
	Presently, Pinnacle’s board of directors consists of 12 members. After the Magna merger, Pinnacle’s board of directors will have at least 13 members. After the later to occur of the CapitalMark merger or the Magna merger, Pinnacle’s board of directors will have at least 14 members.	Presently, Magna’s board of directors consists of 11 members.

Vacancies on the Board of Directors:	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

	Pinnacle’s bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any appointment by the directors shall continue until the next meeting of Pinnacle’s shareholders at which directors are elected.	Magna’s bylaws provide that vacancies in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled by a vote of the board of directors. Any director elected to fill a vacancy shall serve until the next annual meeting of Magna’s shareholders.

Removal of Directors:	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

	Pinnacle’s charter or bylaws provide that a director may be removed with cause by the holders of a majority of the shares entitled to vote in an election of directors or upon the affirmative vote of a majority of all directors then in office or without cause by a vote of the holders of a majority of the shares entitled to vote in an election of directors.	Magna’s bylaws provide that a director who is disqualified may be removed by the board of directors or the Commissioner of the TDFI.

Indemnification; Advancement of Expenses:	The Pinnacle charter and bylaws provide that Pinnacle shall have the power to indemnify any director or officer of Pinnacle to the fullest extent permitted by the TBCA, as amended. Pinnacle may also indemnify and advance expenses to any employee or agent of Pinnacle who is not a director or officer to the same extent as to a director or officer if the board of directors determines that to do so is in the best interests of Pinnacle.	The Magna bylaws provide that Magna shall indemnify any director or officer of Magna to the fullest extent permitted by the TBCA, as amended, except in relation to matters as to which any director or officer is found to be liable due to such director’s or officer’s negligence or misconduct.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
	Pinnacle’s bylaws provide that Pinnacle shall, in the case of any director or officer of Pinnacle, and may, in the case of any employee or agent of Pinnacle, pay in advance the reasonable expenses incurred by any such director, officer, employee or agent if he or she furnishes Pinnacle with a written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in Pinnacle’s bylaws, and with a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.	Neither Magna’s charter nor its bylaws contains a provision addressing advancement of expenses.

Personal Liability of Directors:	Pinnacle’s charter provides that, to the fullest extent permitted by the TBCA, a director of Pinnacle shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.	Neither Magna’s charter nor its bylaws contains a similar provision.

The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or 3) under Sec. 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as the same exists or may be amended.

Dissenters’ Rights:	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Pinnacle common stock, which are registered on a national securities exchange or quoted on a national market security system.

Under the TBCA, Magna’s shareholders have dissenters’ rights which entitle them to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions.

Magna’s shareholders have the right to dissent from the Magna merger.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
Votes on Extraordinary Corporate Transactions:	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Same as Pinnacle.

	Pinnacle’s charter contains no other specific provision.	Magna’s charter contains no other specific provision, except that Magna’s preferred stock is entitled to certain voting or consent rights with respect to certain change of control events.

Consideration of Other Constituencies:	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. Pinnacle’s charter permits such factors to be considered.	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. Magna’s charter contains no specific provision permitting Magna’s directors to consider such factors.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
Amendment of Charter:	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

	Pinnacle’s charter contains no other specific provisions.	Magna’s charter contains no other specific provisions.

Amendment of Bylaws:	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Pinnacle’s bylaws even though the bylaws may also be amended or repealed by its board of directors.	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Magna’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

	Pinnacle’s bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors. If this action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision modified by them may not be modified by the board.	Magna’s bylaws may be amended or repealed or additional bylaws may be adopted by the board of directors by a vote of a majority of the entire board of directors or, if presented to shareholders, shall require the affirmative vote of at least a majority of all of the shares entitled to vote thereon.

Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to the bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
Control Share Acquisitions:

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, ‘‘control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the Control Share Acquisition Act.

Same as Pinnacle.

Investor Protection Act:	The Tennessee Investor Protection Act (which we refer to as the TIPA) provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and	Same as Pinnacle.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Tennessee Commissioner of Commerce and Insurance (the “Commissioner”) and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

	The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.	The TIPA does not apply to Magna, as it does not apply to Tennessee state-chartered banks.

Business Combinations Involving Interested Shareholders:	The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with	Same as Pinnacle.

	Pinnacle Shareholder Rights	Magna Shareholder Rights
the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle stock.

	Pinnacle’s charter does not have special requirements for transactions with interested parties.	Same as Pinnacle.

Greenmail Act	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.	The Tennessee Greenmail Act does not apply to Magna because it does not have a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act.

ABOUT PINNACLE FINANCIAL PARTNERS, INC. AND PINNACLE BANK

General

Pinnacle, a bank holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 34 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, the state’s third-largest banking market. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

Pinnacle Bank operates as a community bank primarily in the urban markets of Nashville and Knoxville, Tennessee. As an urban community bank, Pinnacle provides the personalized service most often associated with small community banks, while seeking to offer the sophisticated products and services, such as investments and treasury management, more typically offered by large regional and national banks. This approach has enabled Pinnacle to attract clients from the regional and national banks in the Nashville and Knoxville MSAs. As a result, Pinnacle has grown to the fourth largest market share in the Nashville MSA and to the sixth largest market share in the Knoxville MSA, based on 2014 FDIC Summary of Deposits data.

Pinnacle Bank has established a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. Pinnacle Bank’s deposits are insured by the FDIC to the maximum extent provided by law. Pinnacle Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small to medium-sized businesses. Additionally, Pinnacle Bank is associated with a nationwide network of automated teller machines of other financial institutions that may be used throughout Tennessee and other regions.

Pinnacle offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities.

Pinnacle Bank contracts with RJFS, a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from Pinnacle Bank’s locations through Pinnacle Bank employees that are also RJFS employees. RJFS is a subsidiary of Raymond James Financial, Inc.

Pinnacle Bank also maintains a trust department which provides fiduciary and investment management services for individual and commercial clients. Account types include personal trust, endowments, foundations, individual retirement accounts, pensions and custody. Pinnacle Advisory Services, Inc., a registered investment advisor, provides investment advisory services to its clients. Additionally, Miller Loughry Beach Insurance Services, Inc., an insurance agency subsidiary of Pinnacle Bank, provides insurance products, particularly in the property and casualty area, to its clients.

In the first quarter of 2015, Pinnacle Bank acquired a 30% interest in Bankers Healthcare Group, LLC (which we refer to as BHG), a privately held company that is a leading provider of financing solutions for healthcare professionals throughout the United States. Pinnacle Bank is also enhancing its products and services by establishing PNFP Capital Markets, Inc., a capital markets subsidiary that intends to partner with Pinnacle Bank’s financial advisors to offer corporate clients merger & acquisition advisory services, private debt, equity and mezzanine, interest rate derivatives and other selected middle-market advisory services.

As of March 31, 2015, Pinnacle had total consolidated assets of approximately $6.31 billion, total deposits of approximately $4.79 billion, and total shareholders’ equity of approximately $824.2 million.

Pending Acquisition of CapitalMark Bank & Trust

On April 7, 2015, Pinnacle, Pinnacle Bank and CapitalMark announced the signing of a definitive agreement for CapitalMark to merge with and into Pinnacle Bank. The CapitalMark merger has been approved by the board of directors of each of Pinnacle, Pinnacle Bank and CapitalMark and is expected to close in the third quarter or fourth quarter of 2015. Completion of the CapitalMark merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval of CapitalMark’s common shareholders.

Under the terms of the CapitalMark merger agreement, upon consummation of the CapitalMark merger, each holder of CapitalMark common stock, par value $1.00 per share (which we refer to as the CapitalMark common stock), issued and outstanding, subject to certain exceptions, will have the right to elect to receive either (i) 0.50 shares of Pinnacle common stock, par value $1.00 per share (which we refer to as Pinnacle common stock), for each share of CapitalMark common stock owned by such CapitalMark shareholder at the effective time of the CapitalMark merger (which we refer to as the Pinnacle stock consideration), or (ii) an amount in cash equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the ten (10) trading days ending on the business day immediately preceding the closing date of the CapitalMark merger (which we refer to as the Pinnacle cash consideration), or (iii) a combination of Pinnacle stock consideration and Pinnacle cash consideration; provided, however, that the aggregate amount of Pinnacle stock consideration and Pinnacle cash consideration issued to holders of CapitalMark common stock will be prorated such that 90% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into shares of Pinnacle common stock and 10% of the shares of CapitalMark common stock outstanding as of the effective time of the CapitalMark merger will be converted into cash. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the CapitalMark merger.

CapitalMark’s 1,725,007 outstanding stock options will be fully vested upon consummation of the CapitalMark merger pursuant to CapitalMark’s stock option plan. Any such outstanding stock options to purchase shares of common stock of CapitalMark will be assumed by Pinnacle and converted into the right to purchase that number shares of Pinnacle common stock equal to the product of (i) the number of shares of CapitalMark common stock for which the option may be exercised and (ii) 0.50, with the exercise price of the option equal to the quotient of (A) the exercise price of the option divided by (B) 0.50. At the closing, CapitalMark shareholders will own approximately 8.1% percent of Pinnacle, assuming the Magna merger is consummated at the same time.

As of April 7, 2015, the transaction was valued at approximately $187.0 million based on a closing price of Pinnacle’s common stock, based on the issuance of approximately 3.3 million shares of Pinnacle common stock and $16.4 million in cash, in each case assuming none of the outstanding options to acquire shares of CapitalMark common stock are exercised prior to closing. Additionally, Pinnacle plans to redeem at closing the $18.2 million in preferred stock issued by CapitalMark in connection with its participation in the U.S. Treasury’s Small Business Lending Fund program.

As of March 31, 2015, CapitalMark, which is headquartered in Chattanooga, Tennessee, reported $968.0 million in total assets and $840.0 million in deposits and currently operates four banking offices in Tennessee, one each in Chattanooga and Cleveland, as well as an office in Knoxville and an office in Oak Ridge. For the year ended December 31, 2014 and the first quarter of 2015, CapitalMark reported net income of $7.4 million and $2.3 million, respectively. See page 19 for “SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF CAPITALMARK BANK & TRUST”.

Subordinated Debt Issuance in Connection With the CapitalMark merger and the Magna merger

In connection with the consummation of the Magna merger and the CapitalMark merger, Pinnacle Bank expects to issue approximately $50.0 million in subordinated debt (which we refer to as the Debt Issuance) in a private placement to institutional investors. The proceeds from the Debt Issuance, together with available cash, will be used to pay the cash amounts owed by Pinnacle as a result of the Magna merger and the CapitalMark merger, including the redemption of the preferred shares sold by Magna and CapitalMark to the U.S. Treasury pursuant to the Small Business Lending Fund program. In connection with the Debt Issuance, Pinnacle anticipates that it will repay all of its outstanding borrowings under the Pinnacle Loan Agreement.

Additional Information Concerning Pinnacle

Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal shareholders,

•	certain relations and related transactions, and

•	other related matters concerning Pinnacle

is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 25, 2015 (which we refer to as the Form 10-K). Additionally, financial statements and information as well as management’s discussion and analysis of financial condition and results of operations are include in the Form 10-K and in Pinnacle’s quarterly report on Form 10-Q for the quarter ended March 31, 2015. These reports are incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 101. Shareholders of either Pinnacle or Magna desiring a copy of such documents may contact Pinnacle at the address listed on the inside front cover page, or the SEC which also maintains a web site on the Internet at www.sec.gov that contains reports that Pinnacle files electronically with the SEC. These reports also are available at Pinnacle’s website at www.pnfp.com. Pinnacle’s website address is provided as an inactive textual reference only. Information contained on or accessible through Pinnacle’s website is not part of this proxy statement/prospectus and is therefore not incorporated by reference, and you should not consider it a part of this proxy statement/prospectus.

ABOUT MAGNA BANK

General

Magna is a Tennessee state-chartered commercial bank with it principal offices located in Memphis, Tennessee. Magna operates banking branches in Memphis, Germantown, and Cordova, Tennessee and mortgage origination offices in Shelby County, Tennessee, Middle Tennessee and Desoto County, Mississippi. At March 31, 2015, Magna had total assets of $589.2 million and was the third largest financial institution based in Memphis, Tennessee as measured by total assets at that date. Magna’s core businesses include retail banking, commercial banking, private banking, mortgage banking (both residential and commercial), loan servicing, construction lending and consumer lending.

Retail Banking

Magna’s business is the delivery of retail and commercial banking products in east Memphis and Germantown, Tennessee; areas of stable growth and above average median income households. At March 31, 2015, Magna had five bank branches in the greater Memphis area. Magna’s branches are located in high traffic commercial corridors and attract a convenience oriented customer base. Its customers can access Magna’s banking products and services through:

•	Its network of retail branch offices,

•	A sophisticated transaction-oriented on-line banking platform,

•	A nationwide network of automated teller machines,

•	A voice response system available 24/7, and

•	A mobile banking solution compatible with all “smart phone” devices.

Lending Activities

General. Magna’s lending activities reflect its community banking philosophy, emphasizing secured loans to individuals and businesses in the Memphis market.

Consumer loans. Consumer loans largely consist of single family residential first and junior lien mortgage loans. Historically, Magna has not been a significant lender in the non-real estate consumer loan sector.

Commercial loans. Commercial real estate loans comprise the largest component of the commercial loan segment of Magna’s portfolio. In descending order, commercial real estate loans are concentrated in the following sectors: retail, hotel/motel, self-storage, multi-family, industrial, condominium and industrial.

Commercial business loans are the second largest sector of Magna’s commercial loan portfolio. In this area, Magna is a full service provider of treasury management, business e-Banking, remote deposit capture, overnight sweep and other small business oriented services. C&I loans are generally secured by owner-occupied real estate and business assets and are made for a variety of purposes, including working capital and purchase of trade equipment.

Construction, land and land development loans are also a significant part of the commercial loan portfolio. Within this segment of the loan portfolio, loans are concentrated as follows:

•	Loans secured by land (including raw land and developed lots),

•	Loans to developers, and

•	Residential construction loans.

Magna has virtually no concentration in loans made to construct non-residential properties.

Private Banking

Magna operates a department of professionals whose focus is delivery of a very high level of personal service to high income/net worth individuals.

Mortgage Banking Activities

A significant part of Magna’s business model is fee-based mortgage banking, both residential and commercial. In these two areas Magna originates loans for sale to third party investors. Magna is a FNMA approved seller/servicer for residential mortgages and a commercial mortgage seller/servicer for FHLMC. In addition, Magna represents twelve large life insurance companies for commercial mortgage origination and sells residential mortgages to multiple non-agency mortgage aggregators.

Loan Servicing Activities

Mortgage loan servicing is another fee-based business within Magna and is conducted through two separate departments. The larger of the two is the residential mortgage servicing area comprised of approximately 8,300 loans totaling $1.2 billion. A portion of this servicing is conducted on a sub-servicing basis.

Commercial mortgage servicing consists of approximately 175 loans totaling $575 million and is conducted as part of Magna’s commercial mortgage brokerage business.

Sources of Funds

Deposits. Deposits are Magna’s primary source of balance sheet funding. Inflows and outflows are significantly influenced by competitors’ rates, the supply of funds, the returns from alternative investments and general economic conditions. Consumer, small business and commercial deposits are attracted from within Magna’s primary markets through a combination of:

•	Offering a wide range of product types that appeal to different cross sections of consumers;

•	Adding a variety of features and options to deposit products to differentiate Magna’s selection from other banks;

•	Providing multiple points for customers to access their deposits; and

•	Stressing a high level of service and convenience to deposit customers.

The mix of deposits has a significant impact on Magna’s profitability as non-interest bearing demand accounts generally have a lower overall cost than time deposits. Deposits are also sourced from brokers. Magna can accept brokered deposits as long as Magna remains “well capitalized”. Should its capital levels fall below well capitalized, further use of brokered deposits would require advance authorization by the FDIC.

Borrowings. Borrowings are another funding source for balance sheet growth. Magna’s principal source of borrowings is the Federal Home Loan Bank of Cincinnati where it borrows under the terms of a blanket collateral pledge agreement covering a portion of Magna’s loan portfolio, as well as the majority of its securities portfolio.

Magna also has an established credit facility with the Federal Reserve Bank of St. Louis, but this source of funds is of limited use because advances under the facility must be repaid within ninety days.

Magna has maintained a short-term, unsecured federal funds line with its principal correspondent bank which provides an additional $16.1 million of available short-term funding.

Competition

The banking business is highly competitive. Competition arises from a number of sources, including other bank holding companies and commercial banks, consumer finance companies, thrift institutions, other financial institutions and financial intermediaries. In addition to commercial banks, savings and loan associations, savings banks and credit unions actively compete to provide a wide variety of banking services. Mortgage banking firms, finance companies, insurance companies, brokerage companies, financial affiliates of industrial companies and government agencies provide additional competition for loans and for many other financial services. Magna also currently competes for interest-bearing funds with a number of other financial intermediaries, including brokerage firms and mutual funds, which offer a diverse range of investment alternatives. Some of Magna’s competitors are not subject to the same degree of regulatory review and restrictions that apply to Magna. In addition, Magna must compete with much larger financial institutions that have greater financial resources than Magna.

Supervision and Regulation

Magna is subject to supervision and regulation by the Federal Reserve and the TDFI. The requirements and restrictions applicable to Magna are similar to those applicable to Pinnacle Bank.

Employees

At March 31, 2015, the number of employees of Magna was 153.

Legal Proceedings

Magna is from time to time involved in routine legal proceedings occurring in the ordinary course of business that, in the aggregate, Magna’s management believes will not have a material impact on its financial condition and results of operation. Further, Magna maintains liability insurance to cover some, but not all, of the potential liabilities normally incident to the ordinary course of our businesses as well as other insurance coverage’s customary in its business, with coverage limits it deems prudent.

PROPOSAL #2: ADJOURNMENT OF MAGNA SPECIAL MEETING

The Magna special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional proxies if necessary to obtain a quorum or to obtain additional votes in favor of the merger proposal.

If, at the Magna special meeting, there are an insufficient number of shares of Magna common stock and Magna Series D Preferred Stock present in person or by proxy to constitute a quorum or approve the merger proposal, in accordance with its bylaws, Magna may propose to adjourn or postpone the Magna special meeting, which will enable the Magna board of directors to solicit additional proxies to establish a quorum or approve the merger proposal. Magna does not intend to call a vote on the merger proposal at the Magna special meeting if the votes cast in favor of the proposal are insufficient to approve it.

In the adjournment proposal, Magna is asking its shareholders to authorize the holder of any proxy solicited by the Magna board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn or postpone the Magna special meeting to another time and place for the purpose of soliciting additional proxies. If Magna shareholders approve this adjournment proposal, Magna could adjourn the special meeting and any adjourned session of the Magna special meeting to use the additional time to solicit additional proxies, including proxies from Magna shareholders who have previously voted. The adjournment proposal will be approved upon a vote of a majority of the shares of Magna common stock and Magna Series D Preferred Stock who are present in person or by proxy and entitled to vote on the matter at the Magna special meeting. Accordingly, abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the proposal to authorize the Magna board of directors to adjourn or postpone the Magna special meeting, while shares not in attendance at the Magna special meeting will have no effect on the outcome of any vote to adjourn or postpone the Magna special meeting. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal. Approval of the adjournment proposal is not a condition to completion of the Magna merger.

The Magna board of directors unanimously recommends that Magna shareholders vote “FOR” the proposal to adjourn or postpone the Magna special meeting, if necessary or appropriate, including the solicitation of additional proxies needed to approve the merger proposal.

EXPERTS

The consolidated financial statements of Pinnacle as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Pinnacle common stock to be issued in connection with the Magna merger will be passed upon by Bass, Berry & Sims PLC. Certain matters pertaining to the federal income tax consequences of the Magna merger will be passed upon for Pinnacle by Bass, Berry & Sims PLC and for Magna by Wyatt, Tarrant & Combs, LLP.

SHAREHOLDER PROPOSALS

Pinnacle

In order for shareholder proposals for Pinnacle’s 2016 annual meeting of shareholders to be eligible for inclusion in Pinnacle’s 2016 proxy statement, all such proposals must be mailed to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and must be received no later than the close of business on November 11, 2015. After this date, a shareholder who intends to raise a proposal to be acted upon at Pinnacle’s 2016 annual meeting of shareholders, but who does not desire to include the proposal in Pinnacle’s 2016 proxy statement, must inform Pinnacle in writing no later than January 25, 2016. If notice is not provided by that date, such notice will be considered untimely and Pinnacle’s board of directors may exclude such proposals from being acted upon at the 2016 annual meeting of shareholders. Further, if Pinnacle’s board of directors elects not to exclude the proposal from consideration at the meeting (although not included in the proxy statement), the persons named as proxies in Pinnacle’s proxy statement for the 2016 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal. If the date of the 2016 annual meeting of shareholders is changed, the dates set forth above may change.

Magna

If the Magna merger is consummated, there will be no Magna annual meeting of shareholders for 2016. In that case, Magna shareholders holding Pinnacle common stock as a result of the Magna merger must submit shareholder proposals to Pinnacle in accordance with the procedures described above.

If the Magna merger is not consummated, then Magna will hold an annual meeting in 2016.

WHERE YOU CAN FIND MORE INFORMATION

Pinnacle files annual, quarterly and current reports, proxy statements and other information with the SEC. Pinnacle’s SEC filings are also available over the Internet at the SEC’s website at www.sec.gov. The SEC’s website is included in this proxy statement/prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus. You may also read and copy any document Pinnacle files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Pinnacle makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Pinnacle’s website address is www.pnfp.com. Pinnacle’s website address is provided as an inactive textual reference only. Information contained on or accessible through Pinnacle’s website is not part of this proxy statement/prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus.

Pinnacle “incorporates by reference” into this proxy statement/prospectus, which means Pinnacle can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus. Certain information that Pinnacle subsequently files with the SEC will automatically update and supersede information in this proxy statement/prospectus and in Pinnacle’s other filings with the SEC. Pinnacle incorporates by reference the documents listed below, which Pinnacle has already filed with the SEC, and any future filings Pinnacle makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement/prospectus and before the adjournment of the Magna special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that Pinnacle is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

1.	Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 25, 2015;

2.	Pinnacle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 8, 2015, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on May 22, 2015;

3.	the information in Pinnacle’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 10, 2015, to the extent that information included therein is deemed “filed” with the SEC under the Exchange Act;

4.	Pinnacle’s Current Reports on Form 8-K filed with the SEC on January 27, 2015, February 5, 2015, April 8, 2015, April 21, 2015, April 27, 2015 and April 29, 2015; and

5.	the description of Pinnacle’s common stock contained in Pinnacle’s Registration Statement on Form 8-A/A filed with the SEC and dated January 12, 2009, including all amendments and reports filed for purposes of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Attention: Investor Relations

Telephone: (615) 744-3700

Pinnacle has filed a registration statement on Form S-4 to register with the SEC shares of Pinnacle common stock that holders of Magna common stock (including shares of Magna common stock issuable upon conversion of the Magna Series D preferred stock) will receive in connection with the consummation of the transactions contemplated by the merger agreement, if Magna’s shareholders approve the merger agreement and the transactions contemplated thereby are completed. This proxy statement/prospectus is a part of the registration statement of Pinnacle on Form S-4 and is a prospectus for Pinnacle and a proxy statement for Magna.

You should only rely on the information in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

PINNACLE FINANCIAL PARTNERS, INC.,

PINNACLE BANK

and

MAGNA BANK

Dated as of April 28, 2015

ARTICLE I. THE MERGER		A-1
1.1	The Merger	A-1
1.2	Effective Time	A-2
1.3	Effects of the Merger	A-2
1.4	Conversion of Target Common Stock	A-2
1.5	Parent Capital Stock	A-5
1.6	Acquiror Capital Stock	A-5
1.7	Options	A-5
1.8	SBLF Redemption	A-6
1.9	Charter	A-6
1.10	Bylaws	A-6
1.11	Tax Consequences	A-6
1.12	Officers and Directors of Surviving Corporation	A-6
1.13	Appointment of Target Director to Parent’s and Acquiror’s Board of Directors	A-6
1.14	Offices of Acquiror and Target; Headquarters of Surviving Corporation	A-6
1.15	Approval of Shareholders and Commissioner	A-6

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		A-7
2.1	Deposit of Merger Consideration	A-7
2.2	Delivery of Merger Consideration	A-7
2.3	Withholding	A-8

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR		A-8
3.1	Corporate Organization	A-9
3.2	Capitalization	A-10
3.3	Authority; No Violation	A-10
3.4	Consents and Approvals	A-11
3.5	Reports	A-11
3.6	Financial Statements	A-12
3.7	Broker’s Fees	A-12
3.8	Absence of Certain Changes or Events	A-12
3.9	Legal Proceedings	A-12
3.10	Taxes and Tax Returns	A-13
3.11	Employees	A-13
3.12	SEC Reports	A-14
3.13	Compliance with Applicable Law	A-15
3.14	Agreements with Regulatory Agencies	A-15
3.15	Deposit Insurance	A-16
3.16	CRA	A-16
3.17	Reorganization	A-16
3.18	Information Supplied	A-16
3.19	Data Privacy	A-16
3.20	No Further Representations	A-16

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		A-17
4.1	Corporate Organization	A-17
4.2	Capitalization	A-17
4.3	Authority; No Violation	A-18
4.4	Consents and Approvals	A-19
4.5	Reports	A-19
4.6	Financial Statements	A-20

A-(i)

4.7	Broker’s Fees	A-20
4.8	Absence of Certain Changes or Events	A-20
4.9	Legal Proceedings	A-22
4.10	Taxes and Tax Returns	A-22
4.11	Employees	A-24
4.12	Employee Benefits	A-25
4.13	Compliance with Applicable Law	A-27
4.14	Certain Contracts	A-27
4.15	Agreements with Regulatory Agencies	A-28
4.16	Real Estate	A-28
4.17	Interest Rate Risk Management Instruments	A-30
4.18	Undisclosed Liabilities	A-30
4.19	Insurance	A-30
4.20	Intellectual Property; Data Privacy	A-30
4.21	Investment Securities	A-31
4.22	Regulatory Capitalization	A-31
4.23	Loans; Nonperforming and Classified Assets	A-32
4.24	Allowance for Loan and Lease Losses	A-32
4.25	Loan Servicing Business	A-33
4.26	Investment Management and Related Activities	A-34
4.27	Repurchase Agreements	A-34
4.28	Deposit Insurance	A-34
4.29	CRA, Anti-money Laundering and Customer Information Security	A-34
4.30	Transactions with Affiliates	A-35
4.31	Environmental Liability	A-35
4.32	State Takeover Laws	A-35
4.33	Reorganization	A-35
4.34	Information Supplied	A-35
4.35	Internal Controls	A-36
4.36	Directors and Officers	A-36
4.37	Opinion of Target Financial Advisor	A-36
4.38	No Further Representations	A-36

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		A-36
5.1	Conduct of Businesses Prior to the Effective Time	A-36
5.2	Target Forbearances	A-37
5.3	Parent and Acquiror Forbearances	A-40

ARTICLE VI. ADDITIONAL AGREEMENTS		A-40
6.1	Regulatory Matters	A-40
6.2	Access to Information	A-42
6.3	Shareholder Approval	A-43
6.4	Legal Conditions to Merger	A-43
6.5	Stock Quotation or Listing	A-43
6.6	Employee Benefit Plans; Existing Agreements	A-43
6.7	Indemnification; Directors’ and Officers’ Insurance	A-45
6.8	Additional Agreements	A-46
6.9	Advice of Changes	A-46
6.10	Acquisition Proposals; Board Recommendation	A-46
6.11	Financial Statements and Other Current Information	A-49
6.12	Exemption from Liability under Section 16(b)	A-49
6.13	Disposition of Certain Business	A-49

A-(ii)

ARTICLE VII. CONDITIONS PRECEDENT		A-49
7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-49
7.2	Conditions to Obligations of Target	A-50
7.3	Conditions to Obligations of Acquiror and Parent	A-50

ARTICLE VIII. TERMINATION AND AMENDMENT		A-51
8.1	Termination	A-51
8.2	Effect of Termination	A-53
8.3	Termination Fee	A-53

ARTICLE IX. GENERAL PROVISIONS		A-54
9.1	Closing	A-54
9.2	Nonsurvival of Representations, Warranties and Agreements	A-54
9.3	Expenses	A-54
9.4	Notices	A-55
9.5	Interpretation	A-55
9.6	Amendment	A-55
9.7	Extension; Waiver	A-56
9.8	Counterparts	A-56
9.9	Entire Agreement	A-56
9.10	Governing Law	A-56
9.11	Waiver of Jury Trial	A-56
9.12	Publicity	A-57
9.13	Assignment; Third Party Beneficiaries	A-57
9.14	Severability	A-57
9.15	Delivery by Facsimile or Electronic Transmission	A-57
9.16	Specific Performance	A-57

A-(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2015 (this “Agreement”), by and between MAGNA BANK, a Tennessee state-chartered bank (“Target”), PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Parent”), and PINNACLE BANK, a Tennessee state-chartered bank and a direct, wholly-owned subsidiary of Parent (“Acquiror”).

RECITALS:

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate, the strategic business combination transaction provided for herein in which Target will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), so that Acquiror is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Parent, Acquiror and Target have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, as a material inducement and as additional consideration to Parent to enter into this Agreement, certain holders of the Target’s Common Stock and Target Series D Preferred Stock have entered into a voting agreement with Parent dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock and Target Series D Preferred Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the Tennessee Banking Act (the “TBA”), at the Effective Time, Target shall merge with and into Acquiror. Acquiror shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of Target shall terminate.

(b) The parties may by mutual agreement at any time change the method of effecting the combination of Target and Acquiror including without limitation the provisions of this Article I, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or form of Merger Consideration to be provided to holders of Target Common Stock and Target Series D Preferred Stock

as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of Target Common Stock and Target Series D Preferred Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective upon the filing of this Agreement with the Commissioner of the Tennessee Department of Financial Institutions or such later date as shall be set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Parent, Acquiror or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and the election, proration and redesignation provisions of Section 1.4(b), each (i) share of the common stock, $1.00 par value per share, of Target (the “Target Common Stock”) and (ii) share of Non-Cumulative Perpetual Preferred Stock, Series D, par value of $1.00 per share (the “Target Series D Preferred Stock”), which by its terms shall convert automatically into a share of Target Common Stock immediately prior to the Effective Time, issued and outstanding immediately prior to the Effective Time, except for Target Dissenting Shares (as defined below) and shares of Target Common Stock owned by Target, Parent or Acquiror (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by Target, Parent or Acquiror, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive either (i) 0.3369 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Parent (the “Parent Common Stock”), together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Stock Consideration”) or (ii) an amount in cash equal to $14.32, without interest, (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). Assuming that the SBLF Redemption (as defined below) is completed, no shares of preferred stock of Acquiror or Parent will be issued in connection with the transactions contemplated by this Agreement.

(b) (i) The number of shares of Target Common Stock (including shares of Target Common Stock issuable automatically upon conversion of the Target Series D Preferred Stock immediately prior to the Effective Time) to be converted into the right to receive the Cash Consideration shall be equal to 25% of the number of shares of Target Common Stock (including shares of Target Common Stock issuable automatically upon conversion of the Target Series D Preferred Stock) outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Cash Election Number”). For purposes of determining the Cash Election Number, each holder of Target Dissenting Shares shall be deemed to have made a Cash Election (as defined below) unless such holder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s right to payment as dissenting shareholders under the TBCA at or prior to the Effective Time. The number of shares of Target Common Stock (including shares of Target Common Stock issuable automatically upon conversion of the Target Series D Preferred Stock) to be converted into the right to receive the Stock Consideration shall be equal to 75% of the number of shares of Target Common Stock (including shares of Target Common Stock issuable automatically upon conversion of the Target Series D Preferred Stock) outstanding immediately prior the Effective Time (excluding shares to be cancelled pursuant to Section 1.4(d)) (the “Stock Election Number”).

(ii) Subject to the proration and election procedures set forth in this Section 1.4(b), each holder of record of shares of Target Common Stock (including shares of Target Common Stock issuable automatically upon conversion of the Target Series D Preferred Stock) issued and outstanding immediately prior to the

Effective Time (excluding shares held by Target, Parent, Acquiror or any of the subsidiaries of Parent or Acquiror (other than Trust Account Shares and DPC Shares) and Target Dissenting Shares) will be entitled to elect to receive (a) the Cash Consideration for all such shares (a “Cash Election”), (b) the Stock Consideration for all of such shares (a “Stock Election”) or (c) the Cash Consideration for 25% of such shares and the Stock Consideration for 75% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Parent and reasonably acceptable to Target (a “Form of Election”). The Form of Election will include appropriate stock certificate transmittal materials which transmittal materials shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon delivery of a certificate or certificates representing shares of Target Common Stock or shares of Target Series D Preferred Stock to the Exchange Agent (as defined below) and instructions for use in effecting the surrender to the Exchange Agent of certificates for Target Common Stock or shares of Target Series D Preferred Stock in exchange for the Merger Consideration. Holders of record of shares of Target Common Stock or shares of Target Series D Preferred Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Target Common Stock and Target Series D Preferred Stock held by each such Representative for a particular beneficial owner.

(iii) Parent and Target shall mail, or cause to be mailed, the Form of Election (including the stock certificate transmittal materials) to all persons who are holders of record of Target Common Stock and Target Series D Preferred Stock on the record date for the Target Shareholders’ Meeting (as defined below), on a date that is no less than 30 business days prior to the Effective Time (or any such other date as Parent and Target may mutually agree (the “Mailing Date”)), and thereafter Parent and Target shall each use its reasonable efforts to make the Form of Election available to all persons who become holders of Target Common Stock or Target Series D Preferred Stock subsequent to such day and no later than the close of business on the fifth business day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by 5:00 p.m., New York City time, on the 30th day following the Mailing Date (or such other time and date as Parent and Target may mutually agree) (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(iv) A holder of Target Common Stock or Target Series D Preferred Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Parent or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Target Common Stock or Target Series D Preferred Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(v) All shares of Target Common Stock or Target Series D Preferred Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Target Common Stock or Target Series D Preferred Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock and Target Series D Preferred Stock to be converted into shares of Parent Common Stock exceeds the Stock Election Number, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Stock Election Number. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Stock Election Number and the Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Target Common Stock and Target Series D Preferred Stock to be converted into cash exceeds the Cash Election Number, the Exchange Agent, after the Election Deadline but prior to the Effective Time, shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the number of such shares to be converted into cash to the Cash Election Number. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash

Election Shares redesignated as Stock Election Shares so that the Cash Election Number and the Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 10 shares of Parent Common Stock in exchange for all of such holder’s shares of Target Common Stock and Target Series D Preferred Stock. In this event, the Cash Election Shares of the remaining holders of shares of Target Common Stock and Target Series D Preferred Stock shall be redesignated on a pro rata basis to achieve the Cash Election Number and the Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Holders of Target Dissenting Shares who are deemed to have made Cash Elections shall not be subject to the redesignation procedure described herein. Parent or the Exchange Agent shall make in good faith all computations contemplated by this Section 1.4(b)(v) and all such computations shall be conclusive and binding on the holders of Target Common Stock and Target Series D Preferred Stock.

(vi) After the redesignation procedure, if any, set forth in Section 1.4(b)(v), is completed, all Cash Election Shares and 25% of the shares of Target Common Stock (including those shares of Target Common Stock into which the shares of Target Series D Preferred Stock shall have converted immediately prior to the Effective Time) which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares and 75% of the shares of Target Common Stock (including those shares of Target Common Stock into which the shares of Target Series D Preferred Stock shall have converted immediately prior to the Effective Time) which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration.

(c) All of the shares of Target Common Stock (including those shares of Target Common Stock into which the shares of Target Series D Preferred Stock shall have converted immediately prior to the Effective Time) converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock or Target Series D Preferred Stock (each, a “Certificate”) shall thereafter represent only the right to receive (i) a certificate representing the Stock Consideration in whole shares of Parent Common Stock together with any cash in lieu of fractional shares pursuant to Section 2.2(e); and/or (ii) the Cash Consideration deliverable with respect to the shares of Target Common Stock or Target Series D Preferred Stock represented by such Certificate, into which the shares of Target Common Stock or Target Series D Preferred Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of Target Common Stock or Target Series D Preferred Stock other than shares of Target Common Stock owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) or Target Dissenting Shares shall be exchanged for (i) certificates representing whole shares of Parent Common Stock, equal to the Stock Consideration, together with any cash in lieu of fractional shares; and/or (ii) the Cash Consideration in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time and not prohibited by the terms of this Agreement, the outstanding shares of Parent Common Stock or Target Common Stock or Target Series D Preferred Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement and the amount of Cash Consideration payable pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock (as defined below) that are owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

(e) Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock and Target Series D Preferred Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Sections 48-23-201, et. seq. of the TBCA (“Target Dissenting Shares”) shall not be converted into the right to receive, or to be exchangeable for, the Merger Consideration but, instead, the holders thereof shall be entitled to payment of the appraised value of such Target Dissenting Shares in accordance with the provisions of Sections 48-23-201, et. seq. of the TBCA; provided, however, that (i) if any holder of Target Dissenting Shares shall subsequently deliver a written withdrawal of such holder’s demand for appraisal of such shares, or (ii) if any holder fails to establish such holder’s entitlement to dissenters’ rights as provided in Sections 48-23-201, et. seq. of the TBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Target Common Stock or Target Series D Preferred Stock and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, the Merger Consideration, without any interest thereon, as provided in Sections 1.4(a) and 1.4(b) and Article II hereof as if such holder or holders had made a Combination Election.

(f) For the avoidance of doubt, nothing in this Agreement shall affect the right of holders of Series D Preferred Stock who have not prior to the Merger received the Certificates for said shares to receive all dividends and distributions declared and paid by Target thereon but which have not been paid to such holder (excluding however if paid to an exchange agent in escrow for such holder) prior to the Merger upon the surrender of appropriate transmittal materials.

1.5 Parent Capital Stock. At and after the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Acquiror Capital Stock. At and after the Effective Time, each share of Acquiror common stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger. Schedule 1.6 sets forth the amount of Acquiror’s capital and the number of shares, and par value per share thereof, of Acquiror’s capital stock issued and outstanding as of December 31, 2014.

1.7 Options. Except to the extent otherwise agreed in writing by Target and Parent prior to the Effective Time:

(a) Target shall ensure that, (i) immediately prior to the Effective Time, each outstanding option to acquire shares of Target Common Stock (the “Target Stock Options”) issued pursuant to Target’s equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”), shall become fully vested and exercisable (without regard to whether the Target Stock Options are then vested or exercisable), (ii) at the Effective Time all Target Stock Options not theretofore exercised shall be cancelled and, in exchange therefor, converted into the right to receive a cash payment from the Surviving Corporation (the “Cash Out Amount”) in an amount equal to the product of (x) the excess, if any, of $14.32 over the exercise price of each such Target Stock Option and (y) the number of shares of Target Common Stock subject to such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.3), and (iii) after the Effective Time, any such cancelled Target Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Cash Out Amount, without interest. In the event the exercise price per share of Target Common Stock subject to a Target Stock Option is equal to or greater than the Cash Consideration, such Target Stock Option shall be cancelled without consideration and have no further force or effect.

(b) Target shall use its reasonable best efforts to ensure that, as of the Effective Time, the Target Stock Plans shall terminate and that no person shall have any right under the Target Stock Plans, except as set forth herein (including, to the extent necessary, using reasonable best efforts to obtain any necessary consents of the holders of Target Stock Options in order to give effect to this Section 1.7.

(c) At or promptly after the Effective Time (and in any event within thirty (30) days thereafter), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, deliver the Cash Out Amount to the holders of Target Stock Options, without interest.

1.8 SBLF Redemption. Target and Parent each shall use its reasonable best efforts to cause or facilitate the redemption as of immediately prior to or concurrently with the Effective Time of each share of Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (the “Target Series C Preferred Stock”) issued and outstanding in such amount as shall be determined in accordance with the terms of the Target Series C Preferred Stock (as defined in Section 4.2(a)) set forth in the Target Charter and the terms of any purchase agreement entered into by Target in connection with the issuance of the Target Series C Preferred Stock (the “SBLF Redemption”). Parent or Acquiror shall make all payments necessary to fund the SBLF Redemption. In furtherance of the foregoing, Target shall provide, and shall cause its officers, employees, agents, advisors and representatives, to provide, all reasonable cooperation and take all reasonable actions as may be requested by Parent or Acquiror in connection with such SBLF Redemption, including by (i) furnishing all information concerning Target that Parent or Acquiror or any applicable Regulatory Agency (as defined below) or Governmental Entity may request in connection with such redemption or with respect to the effects of such SBLF Redemption on Acquiror or its pro forma capitalization; (ii) assisting with the preparation of any analyses or presentations Parent or Acquiror deems necessary or advisable in its reasonable judgment in connection with such redemption or the effects thereof; and (iii) entering into any agreement with the holder of the Target Series C Preferred Stock to effect the redemption of such shares as Parent or Acquiror may reasonably request. Such Target Series C Preferred Stock shall, at the Effective Time, cease to exist, and the certificates for such shares shall be cancelled as promptly as practicable thereafter, and no payment or distribution (other than the amount necessary to accomplish the SBLF Redemption) shall be made in consideration therefor.

1.9 Charter. Subject to the terms and conditions of this Agreement, at the Effective Time, the Charter of Acquiror, as then amended (the “Acquiror Charter”), shall be the Charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the Bylaws of Acquiror, as then amended (the “Bylaws”), shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.12 Officers and Directors of Surviving Corporation. The officers and directors of Acquiror as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Corporation. The names and addresses of these individuals are set forth on Schedule 1.12 attached hereto.

1.13 Appointment of Target Director to Parent’s and Acquiror’s Board of Directors. As soon as reasonably practicable following the Closing, Parent and Acquiror shall take all requisite action to elect Thomas C. Farnsworth, III, or if he is unwilling or unable to serve, another member of Target’s Board of Directors as of the date hereof designated by Parent, to Parent’s and Acquiror’s Boards of Directors.

1.14 Offices of Acquiror and Target; Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be 150 3rd Avenue South, Suite 900, Nashville, Tennessee 37201, which is the headquarters and principal executive offices of Acquiror as of the date hereof. As of the date hereof, Acquiror and Target maintain offices at the locations set forth on Schedule 1.14 attached hereto.

1.15 Approval of Shareholders and Commissioner. Prior to consummation of the Merger, this Agreement shall be approved by the shareholders of each of Target and Acquiror entitled to vote on the Merger (which in the case of Acquiror either is not required or has already been obtained), and shall also be approved by the Commissioner of the Tennessee Department of Financial Institutions.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to each of Target, Parent and Acquiror (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of Parent Common Stock constituting the Stock Consideration and cash in lieu of any fractional shares with respect to the Stock Consideration (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for shares of Target Common Stock and Target Series D Preferred Stock outstanding as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates who has not previously surrendered such Certificates with a Form of Election a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender to the Exchange Agent of a Certificate or Certificates for exchange and cancellation, together with such properly completed and duly executed Form of Election and letter of transmittal in such form as the Exchange Agent may reasonably require, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificate shall have become entitled pursuant to the provisions of Article I; and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock or Target Series D Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing prices of Parent Common Stock on the NASDAQ Global Select Market (“NASDAQ”), or such other securities market or stock exchange on which the Parent Common Stock then principally trades, for the ten (10) trading days ending on the business day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Parent. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Target Common Stock (including such shares of Target Common Stock issuable upon conversion of the Target Series D Preferred Stock immediately prior to the Effective Time) such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, Parent, Acquiror, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock or Target Series D Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

2.3 Withholding. Each of Parent, Target and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Target Common Stock (including shares of Target Common Stock issuable upon conversion of the Target Series D Preferred Stock) or Target Stock Options such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would be otherwise have been paid.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

Except as disclosed in (a) the Parent Reports (defined below) filed after January 1, 2012, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward looking in nature, or (b) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Acquiror to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Parent’s or Acquiror’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Acquiror that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect), Parent and Acquiror hereby represent and warrant to Target as follows:

3.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Parent has the corporate and other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. As used in this Agreement, the term “Material Adverse Effect” means, (A) with respect to Target, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Target and the Target Subsidiaries taken as a whole or (ii) the ability of Target to timely consummate the transactions contemplated hereby and (B) with respect to Parent, a material adverse effect on (i) the business, operations, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent and/or Acquiror to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (A)(i) and (B)(i) the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (I) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (II) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (III) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Parent, Acquiror or their respective Subsidiaries or Target and the Target Subsidiaries, as the case may be, (IV) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (V) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (VI) actions or omissions of Parent or Acquiror, on the one hand, or Target, on the other, taken with the prior written consent of the other or required hereunder, (VII) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, or (VIII) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices, or trading volume, of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect.

(b) Parent is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Parent’s and the Acquiror’s Charter and Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to Target.

(c) Each Parent Subsidiary, including Acquiror, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Acquiror, a Tennessee state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and (iv) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Parent. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of ninety million (90,000,000) shares of Parent Common Stock, of which, as of March 31, 2015, 35,864,667 shares were issued and outstanding (inclusive of 770,176 shares of Parent Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Parent Preferred Stock”, and together with the Parent Common Stock, the “Parent Capital Stock”), of which, as of March 31, 2015, no shares were issued and outstanding. As of the date hereof, no shares of Parent Capital Stock were reserved for issuance except for 629,732 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock (each a “Parent Stock Option”); (ii) 217,602 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights and (iii) 3,200 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units), in each case pursuant to the equity-based compensation plans of Parent (the “Parent Stock Plans”) as identified in Section 3.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding shares of Parent Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Parent Stock Plans have been approved by the Parent’s shareholders, or shareholders of corporations that Parent has acquired, in accordance with the requirements of the TBCA and the Code.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Parent are issued or outstanding.

(c) Except as disclosed in Section 3.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries (including Acquiror), free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Parent has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Parent and Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Parent and Acquiror. The Board of Directors of each of Parent and Acquiror determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and Acquiror, respectively, and their respective shareholders. No other corporate proceedings on the part of either Parent or Acquiror are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquiror and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of each of Parent and Acquiror, enforceable against Parent and Acquiror in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by each of Parent and Acquiror, nor the consummation by each of Parent and Acquiror of the transactions contemplated hereby, nor compliance by each of Parent and Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the organization documents of Parent or Acquiror, as applicable, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Acquiror or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Acquiror or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Acquiror or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Depository Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”) and approval of such applications and notices, (ii) the filing of any required applications, waiver requests or notices with any other federal, state or foreign agencies or regulatory authorities and approval of such applications, waiver requests and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, and (viii) the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued as a portion of the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 3.4 of the Parent Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by each of Parent and Acquiror of this Agreement and (B) the consummation by each of Parent and Acquiror of the Merger and the other transactions contemplated hereby. No vote or other approval of the shareholders or any of the securityholders of Parent is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby (including the issuance of Stock Consideration) in accordance with the terms hereof, whether by reason of applicable law, the organizational documents of Parent, the rules or requirements of any exchange or self-regulatory organization, including NASDAQ, or otherwise.

3.5 Reports. Each of Parent, Acquiror and their respective Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2012 with (i) the Board of Governors of the Federal Reserve System (the “FRB”), (ii) the FDIC, (iii) any state regulatory authority (each a “State Regulator”), including without limitation, the TDFI, (iv) the SEC or (v) in the case of Acquiror prior to the date that it converted to a Tennessee state-chartered bank, the Office of the Comptroller of the Currency (the “OCC”), (collectively “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent, Acquiror and their respective Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent or Acquiror, investigation into the business or operations of Parent, Acquiror or any of their respective Subsidiaries since January 1, 2012, except where such proceedings or investigation would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations of Parent, Acquiror or any of their respective Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

3.6 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2012, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees. Except for Sandler O’Neill + Partners, L.P., neither Parent nor Acquiror nor any of their respective Subsidiaries or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2014, through and including the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as disclosed in Section 3.9(a) of the Parent Disclosure Schedule, neither Parent, Acquiror nor any of their respective Subsidiaries is a party to any, and there are no pending or, to Parent’s and Acquiror’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent, Acquiror or any their respective Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Parent, Acquiror, any of their respective Subsidiaries or the assets of Parent, Acquiror or any of their respective Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All such Tax returns are accurate and complete in all material respects. There are no material disputes pending, or to the knowledge of Parent, claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Within the past five years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Parent has no liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Parent. All Taxes required to be withheld, collected or deposited by or with respect to Parent have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate. Parent has not been requested to grant, nor has it granted, any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. Parent has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code. Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employees.

(a) Section 3.11(a) of the Parent Disclosure Schedule sets forth a true and complete list of the material benefit or compensation plans, arrangements or agreements, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements that are sponsored by Parent or its Subsidiaries or maintained or contributed to, or required to be contributed to, for the benefit of current or former directors or employees of Parent and its Subsidiaries or with respect to which Parent or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “Parent Benefit Plans”).

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Parent is entitled to rely) from the United States Internal Revenue Service (“IRS”) that such Parent Benefit Plan is so qualified, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that are reasonably likely to adversely affect the qualified status of any such Parent Benefit Plan, (iii) no material liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Parent, would be deemed a “single employer” under Section 4001 of ERISA (a “Parent ERISA Affiliate”) that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring a material liability thereunder, (iv) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (v) all contributions due and payable by Parent or its Subsidiaries with respect to each Parent Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with GAAP, (vi) none of Parent, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vii) there are no pending or, to the knowledge of Parent and Acquiror, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Parent, Acquiror or any of their affiliates from Parent, Acquiror or any of their affiliates under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) There is no collective bargaining agreement in effect between Parent, Acquiror or any of their affiliates and any labor unions or organizations representing any of the employees of Parent, Acquiror or any of their affiliates. Neither Parent, Acquiror nor any of their affiliates have experienced any organized slowdown, work interruption strike or work stoppage by their employees, and, to the knowledge of Parent and Acquiror, there is no strike, labor dispute or union organization activity pending or threatened affecting Parent, Acquiror or any of their affiliates.

(e) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan.

3.12 SEC Reports. Parent has filed all required reports, schedules, registration statements and other documents with the SEC that it is required to file since January 1, 2012 (the “Parent Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13 Compliance with Applicable Law.

(a) Each of Parent, Acquiror and each of their respective Subsidiaries hold, and has at all times since January 1, 2012 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Parent and Acquiror, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Parent, Acquiror and each of their respective Subsidiaries have since January 1, 2012 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Parent, Acquiror or any of their respective Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices and Sections 23A and 23B of the Federal Reserve Act.

(b) Each of Parent, Acquiror and each of their respective Subsidiaries is and since January 1, 2012 has been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirements of such laws (collectively, the “Anti-Money Laundering Laws”). Each of Parent, Acquiror and each of their respective Subsidiaries has established and maintains a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil monetary penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor to the knowledge of Parent and Acquiror has Parent or any of its Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

3.15 Deposit Insurance. The deposits of Acquiror are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Acquiror has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s and Acquiror’s knowledge, threatened.

3.16 CRA. Acquiror’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.

3.17 Reorganization. As of the date of this Agreement, neither Parent nor Acquiror is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Parent or any of Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact about Parent or its Subsidiaries or omit to state any material fact about Parent or its Subsidiaries required to be stated therein or necessary in order to make the statements therein about Parent or its Subsidiaries, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by Target for inclusion in the Form S-4.

3.19 Data Privacy. Parent and Acquiror have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Parent’s and Acquiror’s information technology systems, Software owned or purported to be owned by Parent and Acquiror (“Parent-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Parent Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent and Acquiror are in compliance with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Parent Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There currently are not any, and since January 1, 2012, have not been any, pending or, to knowledge of Parent and Acquiror, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Parent’s and Acquiror’s information technology systems, including the Parent-Owned Software; or (ii) Parent Data or any other such information collected, maintained or stored by or on behalf of Parent and Acquiror (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

3.20 No Further Representations. Except for the representations and warranties set forth in Article III of this Agreement, Parent and Acquiror do not make, and shall not be deemed to make, any representation or warranty to Target, express or implied, with respect to the transactions contemplated by this Agreement, and Parent and Acquiror hereby disclaim any such representation or warranty not set forth in Article III of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Parent and Acquiror prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target), Target hereby represents and warrants to Parent and Acquiror as follows:

4.1 Corporate Organization.

(a) Target is a Tennessee state banking corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Target has full corporate and other power and authority to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to result in a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target. Target’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Target when due. Target is a member of the FRB.

(b) True and complete copies of the Charter (the “Target Charter”), and Bylaws of Target, as in effect as of the date of this Agreement, have previously been made available by Target to Parent and Acquiror.

(c) Magna Commercial, Inc., a Tennessee corporation, and 1st Trust CDE, Inc, a Tennessee corporation, (collectively, the “Target Subsidiaries”) are the only wholly-owned subsidiaries of Target. Each of the Target Subsidiaries (i) is duly organized and validly existing under the laws of the jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on Target, and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted except to the extent that failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of ten million (10,000,000) shares of Target Common Stock, of which 4,891,268 shares are issued and outstanding as of the date of this Agreement, and ten million (10,000,000) shares of preferred stock, $1.00 par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), of which, 18,350 shares have been designated as Non-Cumulative Perpetual Preferred Stock, Series C and 1,000,000 shares have been designated as Non-Cumulative Perpetual Preferred Stock, Series D, and of which 18,350 shares of Non-Cumulative Perpetual

Preferred Stock, Series C and 352,886 shares of Non-Cumulative Perpetual Preferred Stock, Series D are issued and outstanding as of the date of this Agreement. As of the date hereof, no shares of Target Capital Stock were reserved for issuance except for 328,350 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to Target Stock Plans. Section 4.2(a) of the Target Disclosure Schedule sets forth the name of each holder of Target Stock Options, and the number of Target Stock Options held by each such holder. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the rights under the Target Stock Plans which, as of the date of this Agreement, represent the right to acquire up to an aggregate of 328,350 shares of Target Common Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target or any of the Target Subsidiaries is a party or by which it or any of the Target Subsidiaries is bound obligating Target or any of the Target Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or any Voting Debt or stock appreciation rights of Target or any of the Target Subsidiaries obligating Target or any of the Target Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. Except for obligations under the terms of Target Series C Preferred Stock and Target Series D Preferred Stock, there are no outstanding contractual obligations of Target or any of the Target Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or capital stock of any of the Target Subsidiaries or (B) pursuant to which Target or any of the Target Subsidiaries is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Voting Agreements and as set forth in Section 4.2(c) of the Target Disclosure Schedules, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock binding on Target or any of the Target Subsidiaries. All of the Target Stock Plans have been approved by the Target’s shareholders to the extent required by the TBCA and the Code.

(d) Target owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of the Target Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Each Target Subsidiary is not, and has not been, bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Target Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Target Subsidiary.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of Target Common Stock and Target Series D Preferred Stock and, so long as outstanding, the Target Series C Preferred Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Target. The Board of Directors of Target determined that the Merger is advisable and in the best interest of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of the requisite percentage of the outstanding shares of Target Common Stock and Target Series D Preferred Stock and, so long as outstanding, the Target Series C Preferred Stock, no other corporate proceedings on the part of Target are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Parent and Acquiror) constitutes valid and binding obligations of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as set forth in Section 4.3(b) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions hereof, will (i) violate any provision of the Target Charter or the Bylaws of Target or the comparable documents of any of the Target Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or any of the Target Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of the Target Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of the Target Subsidiaries is a party, or by which they or any of their properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses or defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FDIC and the TDFI and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASDAQ, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target, and (viii) in connection with the SBLF Redemption, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 4.4 of the Target Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby.

4.5 Reports. Except as set forth in Section 4.5 of the Target Disclosure Schedule Target and the Target Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2012, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target or any of the Target Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target or any of the Target Subsidiaries since January 1, 2012, except where such proceedings or investigation, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target or any of the Target Subsidiaries, and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target or any of the Target Subsidiaries since January 1, 2012.

4.6 Financial Statements. Target has previously made available to Parent true and correct copies of (i) the audited consolidated balance sheets of Target and the Target Subsidiaries as of December 31, 2013 and 2014, (ii) the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2013 and 2014, (the “Target Financial Statements,” and accompanied by the audit report of HORNE LLP, independent public accountants with respect to Target and the Target Subsidiaries (the consolidated balance sheet of Target as of December 31, 2014 is referenced herein as the “Target Balance Sheet” and the date of the Target Balance Sheet is the “Target Balance Sheet Date”). The Target Financial Statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Target and the Target Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements. The Target Financial Statements (including the related notes, where applicable) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Target and the Target Subsidiaries since January 1, 2012 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. HORNE LLP has not resigned (or informed Target that it intends to resign) or been dismissed as independent public accountants for Target as a result of or in connection with any disagreements with Target or any of the Target Subsidiaries on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Except for Stephens, Inc. and SunTrust Robinson Humphrey, Inc., neither Target nor any of the Target Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided Parent with a complete and accurate copy of Target’s agreement with Stephens, Inc. and SunTrust Robinson Humphrey, Inc.

4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Target Disclosure Schedule, since the Target Balance Sheet Date in the case of Section 4.8(a), and since the Target Balance Sheet Date through the date of this Agreement in the case of Section 4.8(b)-(s), and except, in each case, as set forth on Section 4.8 of the Target Disclosure Schedule, Target and the Target Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and Target and the Target Subsidiaries have not:

(a) experienced a change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or prospects of Target or any of the Target Subsidiaries which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect with respect to Target;

(b) other than in the ordinary course of business consistent with past practice, incurred any indebtedness for borrowed money or assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other person;

(c)

(i) adjusted, split, combined or reclassified the Target Capital Stock or any capital stock of any of the Target Subsidiaries;

(ii) granted any stock options, warrants, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or granted any person any right to acquire any shares of Target Capital Stock or any shares of the capital stock of any of the Target Subsidiaries;

(iii) issued, sold or otherwise permitted to become outstanding any additional shares of Target Capital Stock or shares of capital stock of any of the Target Subsidiaries or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock or shares of capital stock of any of the Target Subsidiaries, except for the issuance of shares of Target Common Stock upon the exercise of Target Stock Options or the vesting or settlement of awards under the Target Stock Plans (and dividend equivalents thereon, if any);

(d) settled any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice, in an amount and for consideration not in excess of $50,000 individually or $250,000 in the aggregate or that did not or would not impose any material restriction on the business of Target, any of the Target Subsidiaries or the Surviving Corporation or adversely affect in any material respect the parties’ ability to consummate the Merger and the other transactions contemplated hereby;

(e) merged or consolidated Target or any of the Target Subsidiaries with any other person, or restructured, reorganized or completely or partially liquidated or dissolved Target or any of the Target Subsidiaries;

(f) materially restructured or materially changed Target’s or any of the Target Subsidiaries’ investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(g) made any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may have been required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Regulatory Agency or other Governmental Entity;

(h) made, or committed to make, any capital expenditures in excess of the amounts specified in the capital expenditure budget made available to Parent prior to the date hereof plus 5%;

(i) other than in the ordinary course of business consistent with past practice, made, changed or revoked any material Tax election, changed an annual Tax accounting period, adopted or materially changed any Tax accounting method, filed any amended Tax return, entered into any closing agreement with respect to Taxes, or settled any material Tax claim, audit, assessment or dispute or surrendered any right to claim a refund of a material amount of Taxes;

(j) made an application for the opening, relocation or closing of any, or opened, relocated or closed any, branch office, loan production office or other significant office or operations facility of Target or any of the Target Subsidiaries;

(k) changed its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by Target’s independent public accountants;

(l) entered into any contract or commitment of (i) more than $100,000 individually or $250,000 in the aggregate, per annum, other than purchases or sales of investment securities, the creation of deposit liabilities, and the making of loans and loan commitments, all in the ordinary course of business consistent with past practice;

(m) granted any increase in the base pay of any employee or granted any increase in or established any bonuses, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option

(including, without limitation, the granting of stock options), stock purchase or other employment benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers, or employees of Target or any of the Target Subsidiaries (other than normal salary adjustments to employees made in the ordinary course of business consistent with past practice), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any material bonus, or the taking of any action not in the ordinary course of business consistent with past practice with respect to the compensation or employment of directors and officers of Target or any of the Target Subsidiaries;

(n) amended the Target Charter, the Bylaws of Target or comparable documents of any of the Target Subsidiaries;

(o) made any material change in the credit policies or procedures of Target, the effect of which was or is to make any such policy or procedure less restrictive in any respect;

(p) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than (i) investments in securities in Target’s or any of the Target Subsidiaries’ investment portfolio in the ordinary course of business consistent with past practice or (ii) loans and loan commitments purchased, sold, made or entered into in the ordinary course of business consistent with past practice;

(q) entered into any lease of real or personal property, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice;

(r) declared, set aside or paid any dividend or distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of Target Capital Stock, any shares of capital stock of any of the Target Subsidiaries or any securities or obligations convertible into or exchangeable for any shares of Target Capital Stock or any shares of capital stock of any of the Target Subsidiaries or any redemption, purchase or other acquisition of Target’s securities or any of the Target Subsidiaries’ securities, other than (i) a per share quarterly dividend of $0.07 and $0.077, respectively, paid on the Target Common Stock and Target Series D Preferred Stock on January 1 and April 1, 2015 and (ii) dividends on the Target Series C Preferred Stock in accordance with the terms of the Target Series C Preferred Stock; or

(s) entered into any agreement, whether oral or written, to do or make any commitment to do or adopted any board resolution or committee resolution to do any of the foregoing.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries is a party to any, and there are no pending or, to the best of Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of the Target Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated banks) imposed upon Target, any of the Target Subsidiaries or the assets of Target or any of the Target Subsidiaries or that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Except as set forth in Section 4,10(a) of the Target Disclosure Schedule, Target and the Target Subsidiaries have duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) Target and the Target Subsidiaries have (i) properly and timely withheld all Taxes required to be withheld, and (ii) properly remitted to the proper taxing authority all Taxes required to be remitted for which the remittance deadline has passed, with respect to amounts paid or owed to any employee, independent contractor, stockholder or other third party.

(c) With respect to any period for which the applicable statute of limitations has not expired, Target and the Target Subsidiaries are not delinquent in the payment of any Tax. Target and the Target Subsidiaries have not executed any agreements or waivers extending any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(d) Target and the Target Subsidiaries do not have any material liabilities for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet to the extent required by GAAP, whether asserted or unasserted, contingent or otherwise, and Target has no knowledge of any basis for the assertion of any such liability for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target or any of the Target Subsidiaries. Target and the Target Subsidiaries have not received from any Governmental Entity (including jurisdictions where Target and the Target Subsidiaries have not filed Tax returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Target or any of the Target Subsidiaries. Section 4.10(e) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to Target and the Target Subsidiaries for taxable periods ended on or after December 31, 2011, indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. Target has made available to Parent complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target or any of the Target Subsidiaries filed or received since January 1, 2012.

(f) Except as set forth in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries are parties to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party, and neither Target nor any of the Target Subsidiaries has assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax. Except as set forth in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries (A) is or has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes, or (B) do not have any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither Target nor any of the Target Subsidiaries has been within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 the Code.

(h) Neither Target nor any of the Target Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) Neither Target nor any of the Target Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(j) Target has made available to Parent true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(k) Neither Target nor any of the Target Subsidiaries has participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Target Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each employee of Target or any of the Target Subsidiaries as of the date of this Agreement, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2014 bonus, 2015 bonus target, vacation leave that is accrued but unused, and services credited for purposes of vesting and eligibility under any Target Benefit Plan. Section 4.11(a) of the Target Disclosure Schedule also sets forth the name of any independent contractors who render services on a regular basis to, or are under contract with, Target or any of the Target Subsidiaries. There is no collective bargaining agreement in effect between Target or any of the Target Subsidiaries and any labor unions or organizations representing any of the employees of Target or any of the Target Subsidiaries. Target and the Target Subsidiaries have not experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Target, there is no strike, labor dispute or union organization activity pending or threatened affecting Target or any of the Target Subsidiaries.

(b) Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target and the Target Subsidiaries are terminable at the will of Target or any of the Target Subsidiaries, and Target and the Target Subsidiaries are not a party to any employment, non-competition, severance or similar contract or agreement with any employee of Target or any of the Target Subsidiaries (and copies of all such agreements have been provided or made available to Parent and Acquiror). Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, since the Target Balance Sheet Date through the date of this Agreement, no employee of Target or any of the Target Subsidiaries has provided written notice to Target or any of the Target Subsidiaries of termination of employment, and, to the knowledge of Target, no key employee of Target or any of the Target Subsidiaries intends to terminate his or her employment with Target or any of the Target Subsidiaries. To the knowledge of Target, no employee of Target or any of the Target Subsidiaries is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target or any of the Target Subsidiaries that adversely affects the performance of that employee’s duties as an employee of Target or any of the Target Subsidiaries.

(c) Target and the Target Subsidiaries are, and since January 1, 2012, have been, in compliance in all material respects with any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target or any of the Target Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other legal requirement pending or, to the knowledge of Target, threatened, against Target or any of the Target Subsidiaries.

4.12 Employee Benefits.

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten), sponsored, maintained or contributed to or required to be contributed to by Target and the Target Subsidiaries or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target, any of the Target Subsidiaries or any Target ERISA Affiliate, or with respect to which Target, any of the Target Subsidiaries or any Target ERISA Affiliate otherwise has any liabilities or obligations (the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target, any of the Target Subsidiaries, nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each Target Benefit Plan, Target has delivered or made available to Parent complete copies of each of the following documents: (i) a copy of each written Target Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Target Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; (vi) any actuarial reports within the last three (3) years; (vii) all material correspondence with the IRS, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan within the last three (3) years; (viii) with respect to each Target Benefit Plan subject to Title IV of ERISA, if any, a copy of the three (3) most recent Form PBGC-1 reports; and (ix) all discrimination tests for each Target Benefit Plan for the three (3) most recent plan years, if any. Target has disclosed or made available to Parent and Acquiror the terms and conditions of any unwritten Target Benefit Plan.

(e) Except as identified in Section 4.12(a) of the Target Disclosure Schedule referenced above or as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in all material respects in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Target Benefit Plan, (iii) with respect to each Target Benefit Plan, if any, which is subject to Title IV of ERISA, the present value of accrued benefits under such Target Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Target Benefit Plan’s actuary with respect to such Target Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Target Benefit Plan allocable to such accrued benefits, (iv) all contributions due and payable by Target or any of the Target Subsidiaries with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (v) neither Target, any of the Target Subsidiaries nor, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target, any of the Target Subsidiaries or any Target Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending, or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Except as set forth in Section 4.12(f) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target or any of the Target Subsidiaries from Target or any of the Target Subsidiaries under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan, and no employee of Target or any of the Target Subsidiaries is entitled to any gross-up or otherwise entitled to indemnification by Target, any of the Target Subsidiaries or any Target ERISA Affiliate for any violation of Section 409A of the Code.

4.13 Compliance with Applicable Law.

(a) Except as set forth in Section 4.13(a) of the Target Disclosure Schedule, Target and the Target Subsidiaries hold, and have at all times since January 1, 2012 held, all material licenses, franchises, permits, and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, or authorization is threatened, and Target and the Target Subsidiaries have since January 1, 2012 complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target or any of the Target Subsidiaries, except where the failure to hold such license, franchise, permit, or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices and Sections 23A and 23B of the Federal Reserve Act.

(b) Target and the Target Subsidiaries are and since January 1, 2012 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target and the Target Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by Target and the Target Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, each of Target and the Target Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. Neither Target, nor any of the Target Subsidiaries, nor any director, officer or employee of Target or any of the Target Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except for contracts, arrangements, commitments or understandings related to deposits, loans or other extensions of credit, and except as disclosed in Section 4.14(a) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries is a party to or bound by any legally binding written contract, arrangement, commitment or understanding (i) with respect to the employment of any directors, officers or employees other than, in the case of employees that are not officers, in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Target, Acquiror, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which materially restricts the conduct of any line of business by Target or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a banking corporation may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) that would solely as a result of consummation of the

Merger require the payment by Target or the Surviving Corporation of amounts in excess of $50,000 individually or $250,000 in the aggregate, or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits under which will be increased, or the vesting of the benefits under which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract”, and neither Target nor any of the Target Subsidiaries has knowledge of, or has received notice of, default or any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target has delivered or made available to Parent a complete and accurate copy of each written Target Material Contract and all amendments or modifications to each Target Material Contract.

(b) (i) Each Target Material Contract is valid and binding on Target or any of the Target Subsidiaries, as applicable, and in full force and effect, (ii) Target and the Target Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Target Material Contract, and (iii) no event or condition currently exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Target or any of the Target Subsidiaries under any such Target Material Contract, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.15 Agreements with Regulatory Agencies. Neither Target nor any of the Target Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, and neither Target nor any of the Target Subsidiaries has been ordered to pay any material civil monetary penalty by, or been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restrict(s) in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor, to the knowledge of Target, has Target or any of the Target Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) Section 4.16(a) of the Target Disclosure Schedule sets forth a (i) correct legal description, street address and tax parcel identification number of each parcel of real property in which Target or any of the Target Subsidiaries hold an ownership interest (other than real property acquired through foreclosure or by deed in lieu thereof) (the “Owned Real Property”), and (ii) list of all real property leases to which Target or any of the Target Subsidiaries is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Leases”; all real property in which Target or any of the Target Subsidiaries hold a leasehold interest, whether as lessee or sublessee, the “Leased Real Property”; the Leased Real Property and Owned Real Property, collectively, the “Real Estate”). Except for the Owned Real Property and the Leases identified in Section 4.16(a) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries owns any interest (fee, leasehold or otherwise) in any real property (other than real property acquired in the ordinary course of business through foreclosure proceedings or through deed in lieu of foreclosure) and neither Target nor any of the Target Subsidiaries has entered into any leases, arrangements, license or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Owned Real Property.

(b) All Leases are in full force and effect and are binding and enforceable against the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases, as amended or modified, have been provided or made available to Parent or its advisors.

(c) Target and the Target Subsidiaries own good and marketable title to the Owned Real Property, free and clear of any encumbrances, liens, claims, equitable interests, liens, options, mortgages, rights of first refusal, rights of first offer, encroachments, easements or restrictions of any kind (the “Real Estate Liens”), other than (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; and (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Owned Real Property that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target (collectively, “Permitted Liens”).

(d) To the knowledge of Target, (i) Target and the Target Subsidiaries are entitled to and have exclusive possession of the Leased Real Property, (ii) the Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s or any of the Target Subsidiaries’ use of the Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Real Estate other than Target and the Target Subsidiaries and LPL Financial, and (iv) there are no easements of any kind in respect of the Real Estate materially and adversely affecting the rights of Target and the Target Subsidiaries to use the Real Estate for the conduct of its business.

(e) With respect to the Real Estate:

(i) Target and the Target Subsidiaries are not in material default under the terms of the Leases with respect to the Leased Real Property;

(ii) to the knowledge of Target, the lessor is not in material default under any of the terms of the Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially affect the use and operation of the Real Estate as currently being used and operated by Target and the Target Subsidiaries, and (B) there are no special assessment proceedings affecting the Real Estate;

(iv) to the knowledge of Target, none of the Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Real Estate are adequate for Target’s and the Target Subsidiaries’ existing use and operation of the Real Estate and all such facilities enter the Real Estate directly from public rights-of-way or other public facilities.

(f) To the knowledge of Target, the Real Estate is zoned for the purposes for which it is being used by Target and the Target Subsidiaries.

4.17 Interest Rate Risk Management Instruments. Except as set forth in Section 4.17 of the Target Disclosure Schedule, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Derivative Contracts”), whether entered into for the account of Target or any of the Target Subsidiaries or for the account of a customer of Target or any of the Target Subsidiaries were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target or any of the Target Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target and the Target Subsidiaries have duly performed in all material respects all of their material obligations under the Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except for liabilities and obligations (i) set forth or adequately provided for in the Target Balance Sheet, (ii) incurred in the ordinary course of business and consistent with past practice since the Target Balance Sheet Date, (iii) incurred in connection with this Agreement or transactions contemplated hereby, or (vi) set forth in Section 4.18 of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target.

4.19 Insurance. Section 4.19 of the Target Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of Target and the Target Subsidiaries are covered or otherwise relating to the business of Target and the Target Subsidiaries (excluding policies required in respect to any Loans in which Target or any of the Target Subsidiaries are named as additional insureds), including policy numbers, names and addresses of insurers and type of liability or risk covered, amounts of coverage, and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Target and the Target Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of its obligations under, each such insurance policy. The policy limits of insurance policies currently in effect covering assets, employees and operations of Target and the Target Subsidiaries have not been materially eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) “Intellectual Property” means all (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all registrations and applications related to the foregoing; (ii) patents, inventions and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for the same); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $20,000 or less (“Software”); (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (vi) licenses for any of the foregoing. “Target Intellectual Property” means all Intellectual Property used by Target in or held for use by Target in the conduct of the business of Target and the Target Subsidiaries. Section 4.20(a) of the Target Disclosure Schedule sets forth a true and complete list of all Target Intellectual Property registered or applied for before a Governmental Authority or domain name registrar. Target and the Target Subsidiaries own or have a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-

the-shelf software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target and the Target Subsidiaries as currently conducted. The Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and Target or any of the Target Subsidiaries has not received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of Target, the conduct of the business of Target and the Target Subsidiaries does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in any material loss or impairment of the right of Target or any of the Target Subsidiaries to own or use any of the Target Intellectual Property. All information technology equipment, Software and systems used in and necessary to the conduct of the business of Target and the Target Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and as necessary for the conduct of the business of Target and the Target Subsidiaries. No material trade secret or other material confidential information has been disclosed or authorized to be disclosed by Target or its authorized representatives to any person, other than pursuant to a non-disclosure agreement that protects the proprietary interests of Target and the Target Subsidiaries in and to such material trade secrets and confidential information. Target and the Target Subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(b) Target and the Target Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Target’s and the Target Subsidiaries’ information technology systems, Software owned or purported to be owned by Target and the Target Subsidiaries (“Target-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and Target and the Target Subsidiaries are in compliance in all material respects with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2012, have not been any, pending or, to the knowledge of Target, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s and the Target Subsidiaries’ information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target and the Target Subsidiaries (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Section 4.21 of the Target Disclosure Schedule sets forth as of March 31, 2015, the investment securities of Target and the Target Subsidiaries, as well as any purchases or sales of such securities between March 31, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after March 31, 2015. Except as set forth in Section 4.21 of the Target Disclosure Schedule, between March 31, 2015 and the date of this Agreement, neither Target nor any of the Target Subsidiaries have purchased or sold any such securities listed and described thereon. Except as set forth in Section 4.21 of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries own any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

4.22 Regulatory Capitalization. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of the Target Subsidiaries is a party to any written or oral loan, loan agreement, note, extension of credit or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of March 31, 2015, over sixty (60) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of March 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Target or any bank examiner, together with the principal amount of each such Loan and the account number of the borrower thereunder and (y) each asset of Target and the Target Subsidiaries that as of March 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of March 31, 2015.

(c) Each Loan held in Target’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) There are no oral modifications or amendments related to the Target Loans that are not reflected in the written records of Target. All such currently outstanding Target Loans are owned by Target free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of St. Louis. No claims of defense as to the enforcement of any Target Loan have been asserted in writing against Target for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Target and with all applicable federal, state and local laws, regulations and rules. The loan documents with respect to each such Target Loan are complete and correct in all material respects.

(f) Neither Target nor any of the Target Subsidiaries is now nor has it ever been since January 1, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Except as set forth in Section 4.23(g) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target to repurchase from any such person any Loan or other asset of Target, unless there is a material breach of a representation or covenant by Target or any of the Target Subsidiaries.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in the Target Balance Sheet was, as of the Target Balance Sheet Date, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Loan Servicing Business.

(a) Definitions. For purposes of this Section 4.25, the following terms shall have the following meanings:

“Agency or Agencies” means Federal Housing Administration, Department of Veterans Affairs, Department of Housing and Urban Development, a State Agency, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Government National Mortgage Association, as applicable.

“Investor” means, with respect to the portfolio of loans serviced or to be serviced by Target or any Target Subsidiary, any Agency or any Person other than an Agency who owns or holds Loans that are not Portfolio Loans master serviced, serviced or subserviced by Target or any of the Target Subsidiaries, pursuant to a Servicing Agreement including a holder of mortgage-backed securities, mortgage pass-through certificates, participation certificates or similar securities, including any securitization trustee acting on behalf of such holder.

“Portfolio Loan” means a residential mortgage or other Loan owned by Target or the Target Subsidiaries or other real estate owned by Target or the Target Subsidiaries which is not a Loan held for sale.

“Seller and Servicing Guides” means the (i) seller and servicer guides utilized by the Agencies and the subject assignee to which Target or any of the Target Subsidiaries have sold residential mortgage loans and other loans and/or for which Target or any of the Target Subsidiaries services residential mortgage loans and other loans and (ii) the manuals, guidelines and related employee reference materials utilized by Target or any of the Target Subsidiaries to govern its relationships with mortgage brokers, correspondent and wholesale sellers of loans or under which loans originated directly by Target or any of the Target Subsidiaries are made.

“Serviced Loan” means any mortgage or other loan (other than a Target Loan) with respect to which Target or any of the Target Subsidiaries provides the Servicing.

“Servicing” means mortgage or other loan servicing and subservicing rights and obligations including one or more of the following functions (or a portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on such loan; (ii) the collection of payments on account of taxes and insurance; (iii) the remittance of appropriate portions of collected payments; (iv) the provision of full escrow administration; (v) the pursuit of foreclosure and alternate remedies against a related mortgaged property; (vi) the administration and liquidation of real estate acquired upon foreclosure or by deed in lieu of foreclosure; (vii) the right to receive the servicing fees and compensation and any ancillary fees arising from or connected to the servicing of loans, earnings on and other benefits of the related custodial accounts and any other related accounts maintained by Target or any of the Target Subsidiaries pursuant to applicable law or contractual requirements; and (viii) the performance of administrative functions relating to any of the foregoing.

“Servicing Agreements” mean agreements pursuant to which Target or any of the Target Subsidiaries provides Servicing in connection with Serviced Loans.

“State Agency” means any state agency or other state entity with authority to regulate the lending-related activities of Target or any of the Target Subsidiaries or to determine the investment or servicing requirements with regard to mortgage or other loan origination, purchasing, servicing, master servicing or certificate administration performed by Target or any of the Target Subsidiaries.

(b) Each Loan made by Target under, or in conjunction with, any Agency program was made, and has been serviced and administered, in compliance with any applicable requirements of law and Seller and Servicing Guides, except for such non-compliances which could not have, individually or in the aggregate, a Material Adverse Effect on Target.

(c) Except as set forth on Section 4.25(c) of the Target Disclosure Schedule, each Loan sold to an Investor, which has been assigned by Target, was made, in all material respects, in accordance with applicable law and in accordance with the requirements of the subject assignee and no such assignment (the revocation of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target) is subject to any valid defense with respect to the enforceability of same or subject to revocation by the assignee whereby the assignee could require Target to repurchase any subject Loan.

(d) Each material Servicing Agreement is valid and binding on Target or any of the Target Subsidiaries, enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect. Target and the Target Subsidiaries have duly performed in all material respects all obligations required to be performed by it to date under each material Servicing Agreement. No event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Target or any of the Target Subsidiaries or, to Target’s knowledge, any other party thereto under any such material Servicing Agreement, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. There are no disputes pending or, to Target’s knowledge, threatened with respect to any material Servicing Agreement. The Servicing of Serviced Loans complies in all material respects with all legal and contractual requirements and applicable Seller and Servicing Guides.

(e) Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of mortgage loans or as set forth on Section 4.25(e) of the Target Disclosure Schedule, neither Target nor any of the Target Subsidiaries is now or has been, since January 1, 2012, subject to any material fine, suspension, settlement or enforcement agreement or sanction by, or any material indemnification liability to, an Agency or Investor relating to the origination, sale or servicing of loans by Target or any Target Subsidiary.

4.26 Investment Management and Related Activities. Except as set forth on Section 4.26 of the Target Disclosure Schedule, none of Target, the Target Subsidiaries, or any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent or in any similar capacity with a Governmental Entity or Regulatory Agency. The investment management, broker-dealer and investment advisory business of Target have complied in all material respects with applicable legal requirements to the extent the responsibility of Target.

4.27 Repurchase Agreements. With respect to all agreements pursuant to which Target or any of the Target Subsidiaries has purchased securities subject to an agreement to resell, if any, Target or any of the Target Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.28 Deposit Insurance. The deposits of Target are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Target has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.29 CRA, Anti-money Laundering and Customer Information Security. Neither Target nor any of the Target Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Target’s knowledge, no facts or circumstances exist, which would cause Target: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 208. Furthermore, the Board of Directors of Target has adopted and Target has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.30 Transactions with Affiliates. Except as set forth in Section 4.30 of the Target Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by Target or any of the Target Subsidiaries to, and neither Target nor any of the Target Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target or any of the Target Subsidiaries, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target or any of the Target Subsidiaries and other than deposits held by Target or Loans made by Target in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target and any of its affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.31 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target or any of the Target Subsidiaries, or that could reasonably be expect to result in the imposition on Target or any of the Target Subsidiaries of any liability or obligation under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of Target, threatened against Target or any of the Target Subsidiaries, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case, which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Target and the Target Subsidiaries are not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.32 State Takeover Laws. The Board of Directors of Target has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to Target, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby.

4.33 Reorganization. As of the date of this Agreement, Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.34 Information Supplied. None of the information supplied or to be supplied by Target for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and the time of the Target

Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Target and the Target Subsidiaries with respect to statements made or incorporated by reference therein based on information supplied by Parent or Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus or for which Parent or Acquiror are responsible.

4.35 Internal Controls. Except as set forth on Section 4.35 of the Target Disclosure Schedule, Target and the Target Subsidiaries have implemented and maintain in accordance with applicable legal requirements a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Target has made available to Parent a summary of any disclosure made by management to Target’s auditors and audit committee since January 1, 2012 regarding any significant deficiencies and material weaknesses in Target’s internal controls over financial reporting or any fraud, whether or not material, that involved management or other employees of Target who had a significant role in the preparation of Target’s financial statements.

4.36 Directors and Officers. Section 4.36 of the Target Disclosure Schedule lists each of the directors and “executive officers” as that term is defined in 12 C.F.R. 215.2 of Target and the Target Subsidiaries.

4.37 Opinion of Target Financial Advisor. The Board of Directors of Target has received an opinion of SunTrust Robinson Humphrey, Inc., dated the date of this Agreement (and if it is in writing, has provided a copy to Parent), to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the consideration to be received by the holders of Target Common Stock (including the shares of Target Common Stock issuable immediately prior to the Effective Time upon conversion of the Target Series D Preferred Stock) in connection with the Merger is fair, from a financial point of view, to the holders of Target Common Stock (including the shares of Target Common Stock issuable immediately prior to the Effective Time upon conversion of the Target Series D Preferred Stock).

4.38 No Further Representations. Except for the representations and warranties set forth in Article IV of this Agreement, Target does not make, and shall not be deemed to make, any representation or warranty to Parent or Acquiror, express or implied, with respect to the transactions contemplated by this Agreement, and Target hereby disclaims any such representation or warranty not set forth in Article IV of this Agreement.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Target Disclosure Schedule), as required by law, at the written direction of a Governmental Entity or Regulatory Agency, or as consented to by Parent, (which consent shall not be unreasonably withheld) Target shall, and shall cause each of the Target Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including the Parent Disclosure Schedule), as required by law, at the direction of a Governmental Entity or Regulatory Agency, or as consented to by Target (which consent shall not be unreasonably withheld), each of Parent and Acquiror shall, and shall cause their Subsidiaries to, (x) conduct their business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws and (y) perform their covenants and agreements under this Agreement.

5.2 Target Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, or at the written direction of a Governmental Entity or Regulatory Agency, Target shall not, and shall not permit any of the Target Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of St. Louis, and sales of certificates of deposit);

(b) (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends due and payable by Target to holders of Target Series C Preferred Stock in accordance with the terms of the Target Series C Preferred Stock, (2) regular quarterly cash dividends to holders of Target Common Stock at a rate not in excess of $0.07 per share of Target Common Stock, (3) regular quarterly cash dividends to holders of Target Series D Preferred Stock at a rate not in excess of $0.077 per share of Target Series D Preferred Stock, (4) a special cash dividend of not more than $0.07 per share of Target Common Stock and $0.077 per share of Target Series D Preferred Stock per quarter to holders of Target Common Stock and Target Series D Preferred Stock for the dividends described in items (2) and (3) if the Closing will occur prior to the declaration or payment of the quarterly dividend for such applicable quarter; provided, however, that the amount of such dividend shall by reduced if the anticipated Closing Date is prior to the declaration date for any dividend declared by Parent for the same fiscal quarter to holders of Parent Common Stock by an amount equal to the amount of the dividend that will be payable to the holders of Target Common Stock or Target Series D Preferred Stock on account of their ownership of Parent Common Stock following the Merger, and (5) if permitted under the Target Stock Plans, the acceptance of shares of Target’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Target’s Stock Options; (iii) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except pursuant to the exercise of Target Stock Options outstanding as of the date of this Agreement;

(c) (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target or any of the Target Subsidiaries, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (v) except as required under any existing plan, grant or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Stock Options;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target and the Target Subsidiaries, taken as a whole, to any person or cancel, release or assign any indebtedness owed to Target or any of the Target Subsidiaries that is material to Target and the Target Subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to Target, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to Target and the Target Subsidiaries, taken as a whole, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target and the Target Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Charter or Target’s Bylaw or comparable governing documents of any of the Target Subsidiaries or otherwise take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

(j) (i) terminate, materially amend, or waive any material provision of, any Target Material Contract or Lease, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a Target Material Contract or Lease if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(n) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, or classify any security now held in or subsequently purchased for Target’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

(o) other than settlement of foreclosure actions in the ordinary course of business consistent with past practice, enter into any settlement or similar agreement with respect to any material action, suit, proceeding, order or investigation to which Target or any of the Target Subsidiaries is or becomes a party after the date of this Agreement;

(p) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(q) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(r) make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

(s) except for Loans approved and/or committed as of the date hereof that are listed on Section 5.2(s) of the Target Disclosure Schedule, make, renegotiate, increase, or modify any (i) unsecured new Loan over $500,000 or aggregate issuances of new unsecured Loans of greater than $7,500,000 (ii) Loan in excess of Federal Financial Institutions Examination Council regulatory guidelines relating to loan to value ratios, (iii) secured Loan over $9,000,000 (iv) Loan with a duration of more than 120 months, except for (A) any variable rate single family residential Loan or (B) fixed rate single family residential Loan which may have a duration of up to 180 months or (C) any fixed rate single family residential Loan which may have a duration of more than 180 months but only if it is classified as “held for sale”, or (v) Loan, whether secured or unsecured, if the amount of such Loan, together with any other outstanding Loans (without regard to whether such other Loans have been advanced or remain to be advanced), would result in the aggregate outstanding Loans to any borrower of Target (without regard to whether such other Loans have been advanced or remain to be advanced) to exceed $9,000,000; provided, however, that Target or any of the Target Subsidiaries may originate or participate in a Loan that exceeds the foregoing limitations as long as Target’s or such Target Subsidiary’s participation interest in such Loan does not exceed the foregoing limitations;

(t) other than in connection with the making of loans otherwise permitted by Section 5.2(s), make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Target or any of the Target Subsidiaries;

(u) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(v) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(w) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(x) hire any person as an employee of Target or any of the Target Subsidiaries, except for at-will employees to fill vacancies that may arise from time to time in the ordinary course of business;

(y) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(z) agree to take, make any commitment to take, or adopt any resolutions of Target’s board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent and Acquiror Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, neither Acquiror nor Parent, as the case may be, shall or shall permit any of their Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Parent shall promptly prepare and Parent shall file with the SEC the Proxy Statement/Prospectus and Parent shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Parent shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated or made available on the SEC’s EDGAR database to the shareholders of Parent and mailed or delivered to the shareholders of Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties; provided, however, that in no event shall Parent or Acquiror be required to agree to any prohibition, limitation, or other requirement which (i) would prohibit or materially limit the ownership or operation by Target, or by Parent or Acquiror or any of their Subsidiaries, of all or any material portion of the business or assets of Target or Parent or Acquiror or any of their Subsidiaries, (ii) compel Parent or Acquiror or any of their Subsidiaries to dispose of all or any material portion of the business or assets of Target or of Parent or Acquiror or any of their Subsidiaries or continue any portion of any Target Regulatory Agreement against Parent or Acquiror or any of their Subsidiaries after the Merger or (iii) would reasonably be expected to have a Material Adverse Effect on Parent after giving effect to the Merger (together, the “Burdensome Conditions”), provided, further, however, that (1) any prohibition, limitation or other requirement imposed by a Governmental Entity or Regulatory Agency which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (2) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Parent and Acquiror shall negotiate in good faith with the relevant Governmental Entity or Regulatory Agency to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) days after the date of this Agreement, Parent and Acquiror shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with each other party hereto with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Parent and Acquiror, on the one hand, and Target, on the other hand, will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or other statement or application made by or on behalf of Parent or Acquiror or Target to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Parent and Acquiror, on the one hand, and Target, on the other hand, shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent and Acquiror or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain information filed under a claim of confidentiality (except for the Interagency Bank Merger Act Application) and, in each case, subject to applicable laws relating to the exchange of information.

(c) Each of Target, on the one hand, and Acquiror or Parent, on the other hand, shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Target, Parent, Acquiror or any of their respective Subsidiaries to any Governmental Entity or Regulatory Agency in connection with the Merger and the other transactions contemplated by this Agreement. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and Acquiror, on the one hand, and Target, on the other hand, further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus.

(d) Each of Target, on the one hand, and Parent or Acquiror, on the other hand, shall promptly advise the other upon receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

(e) Parent and Acquiror, on the one hand, and Target, on the other hand, shall promptly furnish each other with copies of written communications received by Parent, Acquiror or Target, as the case may be, or delivered by either of Parent, Acquiror or Target, to any Governmental Entity or Regulatory Agency in respect of the transactions contemplated by this Agreement.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Target shall, and shall cause each Target Subsidiary to, afford to the officers, employees, accountants, counsel and other representatives of Parent or Acquiror, reasonable access, during normal business hours during the period prior to the Effective Time, to all of Target’s and the Target Subsidiaries’ properties, books, contracts, commitments and records and, during such period. Target shall, and shall cause each Target Subsidiary to, make available to Parent or Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Target or any of the Target Subsidiaries is not permitted to disclose under applicable law) and (ii) all other information concerning Target’s or any of the Target Subsidiaries’, as the case may be, business, properties and personnel as Parent or Acquiror may reasonably request. Neither Target nor any of the Target Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their customers, jeopardize the attorney-client privilege attached to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Non-Disclosure and Confidentiality Agreement dated as of January 29, 2015, entered into by and between Parent and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof; provided, however, that, effective as of the Effective Time, all confidential information of Target will be deemed to be “Confidential Information” of Parent and will be subject to the protections set forth therein for the benefit of Parent.

(c) No investigation by any of the parties or their respective representatives pursuant to this Section 6.2 shall affect the representations and warranties of the other party or parties set forth herein.

6.3 Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Charter and Target’s Bylaws, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of Target’s shareholders voting upon proposals to adopt and approve this Agreement and the Merger. The Board of Directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target that are entitled to vote on the Merger the vote in favor of the adoption of this Agreement and the transactions contemplated hereby required by the TBCA, the TBA, the Target Charter and Target’s Bylaws, including (subject to the ability of the Target Board of Directors to take actions permitted under Section 6.10) by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby (such approval the “Target Shareholder Approval”).

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) if on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Legal Conditions to Merger. Each of Target, Parent and Acquiror shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Parent, Acquiror or Target in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Quotation or Listing. Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be qualified for quotation or listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) Within one year following the Effective Time (but, in the case of the Parent’s 401(k) Plan, beginning with the first full payroll period that commences following the Effective Time or as soon thereafter as is administratively practicable), to the extent permissible under the terms of the Parent Benefit Plans and the cash and equity incentive plans of Parent (the “Parent Incentive Plans”), the employees of Target and the Target Subsidiaries as of the Effective Time (the “Target Employees”) will be eligible to participate in the Parent Benefit Plans and the Parent Incentive Plans in which similarly situated employees of Acquiror or its Subsidiaries participate, to the same extent as similarly situated employees of Acquiror or its Subsidiaries (it being understood that inclusion of Target Employees in the Parent Benefit Plans and the Parent Incentive Plans may occur at different times with respect to different plans) except as provided below.

(b) To the extent not prohibited by applicable legal requirements, the employees of Target employed by Acquiror or any of its Affiliates after the Effective Time (the “Continuing Employees”) shall, for a period of at least nine (9) months following the Effective Time (the “Protected Period”), be entitled to the same or better annual salary or hourly wages to which the Continuing Employees were entitled on the Closing Date.

(c) With regard to Target Employees identified on Schedule 6.6(c), and to the extent that during the Protected Period a Continuing Employee other than a Target Employee identified on Schedule 6.6(c) is terminated without cause, Acquiror shall pay or cause to be paid, severance pay in an amount equal to the amounts set forth on Schedule 6.6(c). For purposes of this Section 6.6, “cause” shall have the same meaning as provided in any employment agreement between any Continuing Employee and Parent or any Affiliate of Parent on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Parent or any Affiliate of Parent; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Parent’s Board of Directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Parent or any Affiliate of Parent; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Parent or any Affiliate of Parent during regular business hours; (5) a conviction or plea of guilty or NOLO CONTENDERE to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Parent or any Affiliate of Parent are party.

(d) With respect to each Parent Benefit Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, but not for purposes of benefit accrual, service with Target or any of the Target Subsidiaries shall be treated as service with Acquiror; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Benefit Plan shall to the extent permissible under the terms of the Parent Benefit Plans and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Target Benefit Plan. Target Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plans and to the extent permissible by the applicable insurer.

(e) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will assume and honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between Target or any of the Target Subsidiaries and any of their employees (that are listed on Section 6.6(e) of the Target Disclosure Schedule), which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target and the Target Subsidiaries and any of their current or former directors, officers, employees or consultants.

(f) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will, and will cause any applicable Parent Benefit Plan, to provide or pay when due to Target Employees all benefits and compensation pursuant to Target Benefit Plans in effect on the date hereof earned or accrued through, and to which such individuals are entitled, as of the Effective Time (or such later time as such Target Benefit Plans as in effect at the Effective Time are terminated or canceled by Acquiror or the Surviving Corporation) subject to compliance with the terms of this Agreement.

(g) At the Effective Time, Target shall, and shall cause each Target Subsidiary to, cease contributions to and terminate any 401(k) Plan, and shall (a) adopt written resolutions (a copy of which shall be delivered to Parent and Acquiror at the Closing), to terminate the 401(k) Plan and 100% vest all participants under the 401(k) Plan, such termination and vesting to be effective immediately prior to the Effective Time; and (ii) deliver to Parent and Acquiror, prior to the Closing, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets. Parent and Acquiror reserve the right to suspend the distribution of benefits from the 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan and the completion of final testing and record keeping for the 401(k) Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target or any of the Target Subsidiaries, or who is or was serving at the request of Target or any of the Target Subsidiaries as a director, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of the Target Subsidiaries or any of their respective predecessors or is or was serving at the request of Target or any of its predecessors as a director, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent and Acquiror shall indemnify, defend and hold harmless each such Indemnified Party to the same extent as such Indemnified Party is indemnified as of the date of this Agreement by Target pursuant to the Target Charter, Target’s Bylaws or comparable documents of any of the Target Subsidiaries and any indemnification agreements in existence as of the date hereof (copies of which have been provided to Parent and Acquiror) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that the Parent and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target and the Target Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Parent and the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent and the Surviving Corporation shall cause to be maintained policies of insurance which, in the Parent’s and the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Parent, may (and at the request of Parent, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as appropriate, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time before or after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.9 Advice of Changes. Each of Target, on the one hand, and Parent and Acquiror, on the other hand, shall promptly advise the other party or parties to this Agreement of any fact, change, event or circumstance (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, change, event or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied or provide a basis for terminating this Agreement.

6.10 Acquisition Proposals; Board Recommendation.

(a) Target and the Target Subsidiaries and each of their respective affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target or any of the Target Subsidiaries (each a “Target Representative”)) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. Except as otherwise provided in Section 6.10(b), from the date of this Agreement through the Effective Time, Target shall not, and shall cause each Target Subsidiary not to, authorize or permit any Target Representative to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any Target Representative, whether or not such Target Representative is so authorized and whether or not such Target Representative is purporting to act on behalf of Target or any of the Target Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Target.

(b)

(i) Notwithstanding the foregoing, the Board of Directors of Target shall be permitted, prior to the Target Shareholders’ Meeting, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its Board of Directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal if and only to the extent that the Board of Directors of Target concludes in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that failure to take such actions would result in violation of its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.10; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Target shall have provided notice to Parent and Acquiror of its intention to provide such information, and shall have provided such information to Parent and Acquiror if not previously provided to Parent and Acquiror, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the

Confidentiality Agreement, which confidentiality agreement shall include customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not provide such person with any exclusive right to negotiate with Target.

(ii) In addition to the obligations of Target under Section 6.10(d), Target shall notify Parent and Acquiror promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target or any of the Target Subsidiaries that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within 48 hours, notify Parent and Acquiror, orally and in writing, if it enters into discussions, negotiations or other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep Parent and Acquiror informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.10 shall prohibit Target or any of the Target Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Target agrees that (i) it will and will cause each Target Subsidiary and the Target Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of the Target Subsidiaries is a party with respect to any Acquisition Proposal.

(d) Except as otherwise expressly provided in this Agreement, Target’s Board of Directors shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Parent or Acquiror, its recommendation referred to in Section 6.3(a), or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Except as otherwise expressly provided in this Agreement, Target shall not, and Target’s Board of Directors shall not allow Target to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining the Target Shareholder Approval, Target’s Board of Directors may, if it determines in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that the failure to do so would violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d), make an Adverse Recommendation Change; provided that Target may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Target shall not have breached Section 6.3 or this Section 6.10 in any material respect and (y):

(i) within three (3) business days after notice to Parent and Acquiror of receipt of an Acquisition Proposal, Target’s Board of Directors determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent and Acquiror under this Section 6.10(d);

(ii) Target has given each of Parent and Acquiror at least six (6) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused Target Representatives to negotiate, in good faith with Parent and Acquiror during such notice period to the extent Parent or Acquiror wishes to negotiate, to enable Parent or Acquiror to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) Target’s Board of Directors, following the final of such six (6) (or three (3), as applicable) business day period (as described below) again determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate its fiduciary duties under applicable law.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Parent and Acquiror a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.10(d) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to three (3) business days (rather than the six (6) business days referenced in clause (D) above).

(e) Subject to Section 8.1(j) (and in that case, only if Target shall have complied in all material respects with its obligations under Section 6.3 and this Section 6.10), nothing in this Section 6.10 shall permit Target to terminate this Agreement or affect any other obligation of Target under this Agreement. Unless this Agreement has been terminated, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the consolidated net revenues, net income or assets of Target, (x) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Target or 20% or more of the consolidated assets of Target, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Target, or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target, in each case other than the transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of Target concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Target from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.10(f) except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to 50% or more.

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target will furnish to Parent (a) consolidated financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s Board of Directors or any committee thereof relating to the financial performance and risk management of Target and the Target Subsidiaries.

6.12 Exemption from Liability under Section 16(b). Prior to the Effective Time, Parent and Target shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Target Common Stock and Target Stock Options by shareholders or optionholders of Target in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Disposition of Certain Business. Target and the Target Subsidiaries shall use their commercially reasonable efforts to dispose of the business identified on and in accordance with the terms set forth on Schedule 6.13 attached hereto prior to the Closing.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of Target Capital Stock entitled to vote thereon (such requisite affirmative vote referred to herein as the “Requisite Shareholder Approval”).

(b) Listing or Quotation. The shares of Parent Common Stock which shall be issued to the shareholders of Target upon consummation of the Merger shall have been qualified for quotation on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC or TDFI and any other approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger or those the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits, materially restricts or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Acquiror set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent and Acquiror set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.2(b) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent and Acquiror set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Parent. Target shall have received a certificate signed on behalf of each of Parent and Acquiror by the Chief Executive Officer and the Chief Financial Officer of each of Parent and Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to such effect.

(c) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d) Tax Opinion. Target shall have received an opinion of Wyatt, Tarrant & Combs, LLP, legal counsel to Target, dated as of the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

(e) Target Series C Preferred Stock. Parent shall have funded the SBLF Redemption.

7.3 Conditions to Obligations of Acquiror and Parent. The obligation of Acquiror and Parent to effect the Merger is also subject to the satisfaction or waiver by Acquiror and Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Section 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Target set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.2(c), and 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Parent and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Regulatory Agreements. There shall be no Target Regulatory Agreements in effect that would have a Material Adverse Effect on Parent after the Effective Time.

(d) Dissenters’ Rights. Holders of no more than ten percent (10%) of the outstanding shares of Target Common Stock shall have exercised dissenters’ rights in accordance with the TBCA and not effectively withdrawn or otherwise lost their respective rights to appraisal with respect to their respective shares of Target Common Stock.

(e) Change in Control Agreement. A Change in Control Agreement, substantially in the form of Exhibit B, attached hereto, shall have been executed by Kirk Bailey and Target and Kirk Bailey shall have terminated any existing employment, change in control or severance agreement to which Kirk Bailey is a party.

(f) Tax Opinion. Parent and Acquiror shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Parent and Acquiror, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent and Acquiror, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Acquiror, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Target:

(a) by mutual consent of Parent and Target in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either Parent or Target, if a Governmental Entity or Regulatory Agency that must provide Parent, Acquiror or Target with a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable, or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Parent or Target, if the Merger shall not have been consummated on or before December 31, 2015; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Parent or Target (provided that, if Target is the party seeking to terminate this Agreement, it shall not be in material breach of any of its obligations under Section 6.3 and Section 6.10), if any approval of the shareholders of Target required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at the Target Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by Parent and Acquiror) or Section 7.3(a) (in the case of a breach of a representation or warranty by Target);

(f) by either Parent or Target (provided that neither Parent nor Acquiror, in the event of termination by Parent, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement by Parent or Acquiror (in the event of termination by Target) or by Target (in the event of termination by Parent), which breach shall not have been cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party entitled to the benefit of such covenant or agreement not to consummate the transactions contemplated hereby under Section 7.2(b) or Section 7.2(c) (in the case of a breach of covenant or agreement by Parent or Acquiror) or Section 7.3(b) (in the case of a breach of covenant or agreement by Target);

(g) by Parent if (i) the Board of Directors of Target does not publicly recommend in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, (ii) after recommending in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, the Board of Directors of Target shall have effected any Adverse Recommendation Change, or (iii) Target materially breaches its obligations under this Agreement by reason of a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus or a failure to call a meeting of its shareholders in accordance with Sections 6.1 and 6.3, respectively;

(h) by Parent, if the Board of Directors of Target has authorized, recommended or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or Parent or if Target otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement;

(i) by Target, if both (i) the Average Closing Price (as defined below) is less than $40.00 and (ii) (1) the number obtained by dividing the Average Closing Price by the average closing price per share of Parent Common Stock on NASDAQ for the ten (10) consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (2) the difference between (x) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date, rounded to four decimal places, minus (y) 0.20. For purposes of this Section 8.1(i), “Average Closing Price” means the average closing price per share of Parent Common Stock as reported on NASDAQ for the ten (10) consecutive trading days ending on (and including) the Determination Date; “Determination Date” means that certain date which is the fifth business day prior to the Closing Date; “Index Value” on a given date shall mean the closing index value for the NASDAQ Bank Index as reported by Bloomberg, L.P.; and “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement; or

(j) by Target, at any time prior to the approval of this Agreement by the shareholders of Target, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Target is not in material breach of any of its obligations under Section 6.3 or Section 6.10 of this Agreement; provided that any such purported termination pursuant to this Section 8.1(j) shall be void and of no force or effect unless Target has paid the Termination Fee (as defined below) in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Target or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties to this Agreement or their respective officers or directors, except (A) with respect to Sections 6.2(b), 8.2, or 8.3, and Article IX, which shall survive such termination and (B) notwithstanding anything to the contrary contained in this Agreement, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3 Termination Fee.

(a) Target shall pay Parent, by wire transfer of immediately available funds, the sum of $2,850,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if Parent shall terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(h) (or if this Agreement is terminated pursuant to Section 8.1(c), but at the time of such termination Parent could have terminated this Agreement pursuant to Sections 8.1(g) or 8.1(h)), then Target shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either Parent or Target shall terminate this Agreement pursuant to Section 8.1(d) because the required Target Shareholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the Target Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced by or otherwise communicated or made known to senior management or to the Board of Directors of Target (a “Public Proposal”), which has not been withdrawn prior to the date of the termination of this Agreement and within nine (9) months of the date of such termination of this Agreement, Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal;

(iii) if (A) Parent or Target shall terminate this Agreement pursuant to Section 8.1(c) or Parent shall terminate this Agreement pursuant to Section 8.1(e) or (f), and (B) at any time after the date of this

Agreement and before such termination there shall have been a Public Proposal with respect to Target that has not been withdrawn prior to such termination and within nine (9) months of the date of such termination of this Agreement, Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal; or

(iv) if Target shall terminate this Agreement pursuant to Section 8.1(j).

For purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) If Target fails to pay the Termination Fee payable under Section 8.3 on the dates specified, then Target shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by Parent to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received.

(c) The parties acknowledge (i) that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, (ii) that, without these agreements, the parties would not have entered into this Agreement and (iii) except in the event of fraud or a termination of this Agreement resulting from the willful or intentional breach in any material respect of this Agreement by Target, the Termination Fee provided for in Section 8.3 shall be the sole and exclusive remedy of Parent and Acquiror in the event of the termination of this Agreement in any of the manners stipulated in Section 8.3.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by Target under this Section 8.3 shall be equal to the Termination Fee and in no event shall Target be obligated to pay the Termination Fee on more than one occasion.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than 5 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless another date or time is agreed to in writing by Parent and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.13, Section 2.2, Section 6.6, Section 6.7 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus shall be borne by Target. Parent shall pay all filing and other fees paid to the SEC, or with respect to filings with the SEC, in connection with the Merger and costs associated with the SBLF Redemption.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with a copy to:

Magna Bank 6525 Quail Hollow Road, Suite 513 Memphis, TN 38120 Attn: Kirk P. Bailey Facsimile: (901) 753-2793	Lee A. Harkavy Wyatt, Tarrant & Combs, LLP 1715 Aaron Brenner Drive, Suite 800 Memphis, TN 38120 Facsimile: (901) 537-1010

(b) if to Acquiror or Parent, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, TN 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bob F. Thompson Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, TN 37201 Facsimile: (615) 742-2762

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Parent Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural forms of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Parent or Acquiror means the actual knowledge of any of the officers of Parent or Acquiror listed on Section 9.5 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Nashville, Tennessee are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) made available specifically for review in person by the other party or (ii) contained and accessible for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Intralinks established by Target in connection with the transactions contemplated hereby to which Parent and Acquiror and their designated representatives had access rights during such period or the online portal used by Parent to make information available to its board of directors to which Target and its designated representatives had access rights during such period.

9.6 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target;

provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Target Common Stock and Target Series D Preferred Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock and Target Series D Preferred Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in a court of record of, or in any federal court located in, that county in the State of Tennessee in which the principal executive office of such other party is located, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER

VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of NASDAQ, neither Target nor Parent or Acquiror shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Parent, in the case of a proposed announcement or statement by Target, or Target, in the case of a proposed announcement or statement by Parent or Acquiror, which consents shall not be unreasonably withheld or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, and, from and after the Effective Time, but only if the Effective Time shall occur, except for the rights of holders of Target Common Stock (including the shares of Target Common Stock issuable upon conversion of the Target Series D Preferred Stock) to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Stock Options under Section 1.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Board of Directors of Parent, Acquiror and Target.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	PINNACLE BANK:

/s/ Hugh Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	MAGNA BANK:

/s/ Catherine Stallings	By:	/s/ Kirk P. Bailey
Secretary	Name:	Kirk P. Bailey
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquiror	First Paragraph
Acquiror Charter	1.9
Acquisition Proposal	6.10(f)
Adverse Recommendation Change	6.10(d)
Agency or Agencies	4.25(a)
Affiliate	9.5
Agreement	First Paragraph
Anti-Money Laundering Laws	3.13(b)
Articles of Merger	1.2
Average Closing Price	8.1(i)
BHC Act	3.1(b)
Burdensome Conditions	6.1(b)
Business Day	9.5
Bylaws	1.10
Cash Consideration	1.4(a)
Cash Election	1.4(b)(ii)
Cash Election Number	1.4(b)(i)
Cash Election Shares	1.4(b)(v)
Cash Out Amount	1.7(a)
Certificate	1.4(c)
Closing	9.1
Closing Date	9.1
Code	Recitals
Combination Election	1.4(b)(ii)
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(b)
Derivative Contracts	4.17
Determination Date	8.1(i)
DPC Shares	1.4(a)
Effective Time	1.2
Election Deadline	1.4(b)(iii)
Employee Benefit Plan	6.6(d)
ERISA	3.11(b)
Exchange Act	3.12
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
Excluded Party	8.3(a)
FDIA	4.28
FDIC	3.4
Form of Election	1.4(b)(ii)
Form S-4	3.4
FRB	3.5
GAAP	3.6
Governmental Entity	3.4

HSR Act	3.4
Indemnified Parties	6.7(a)
Index Availability Date	8.1(i)
Index Value	8.1(i)
Intellectual Property	4.20(a)
IRS	3.11(b)
Knowledge	9.5
Leased Real Property	4.16(a)
Leases	4.16(a)
Liens	3.2(c)
Loans	4.23(a)
Mailing Date	1.4(b)(iii)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
NASDAQ	2.2(e)
Notice of Superior Proposal	8.3(a)
OCC	3.5
OREO	4.23(b)
Other Regulatory Approvals	3.4
Owned Real Property	4.16(a)
Parent	First Paragraph
Parent Benefit Plans	3.11(a)
Parent Capital Stock	3.2(a)
Parent Common Stock	1.4(a)
Parent Disclosure Schedule	Article III
Parent Data	3.19
Parent ERISA Affiliate	3.11(b)
Parent Incentive Plans	6.6(a)
Parent-Owned Software	3.19
Parent Preferred Stock	3.2(a)
Parent Regulatory Agreement	3.14
Parent Reports	3.12
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Permitted Liens	4.16(c)
Person	9.5
Portfolio Loan	4.25(a)
Premium Cap	6.7(b)
Protected Period	6.6(b)
Proxy Statement/Prospectus	3.4
Public Proposal	8.3(a)(ii)
Real Estate	4.16(a)
Real Estate Liens	4.16(a)
Regulatory Agencies	3.5
Representative	1.4(b)(ii)
Requisite Regulatory Approvals	7.1(a)
Requisite Shareholder Approval	7.1(a)
SBLF Redemption	1.8
SEC	3.4
Securities Act	3.4
Seller and Servicing Guides	4.25(a)

Serviced Loan	4.25(a)
Servicing	4.25(a)
Servicing Agreements	4.25(a)
Software	4.20(a)
State Agency	4.25(a)
Starting Date	8.1(i)
State Regulator	3.5
Stock Consideration	1.4(a)
Stock Election	1.4(b)(ii)
Stock Election Number	1.4(b)(i)
Stock Election Shares	1.4(b)(v)
Subsidiary	3.1(c)
Superior Proposal	6.10(g)
Surviving Corporation	Recitals
Target	First Paragraph
Target Balance Sheet	4.6
Target Balance Sheet Date	4.6
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Charter	4.1(b)
Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Disclosure Schedule	Article IV
Target Dissenting Shares	1.4(e)
Target Employees	6.6(a)
Target ERISA Affiliate	4.12(a)
Target Financial Statements	4.6
Target Intellectual Property	4.20(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Preferred Stock	4.2(a)
Target Regulatory Agreement	4.15
Target Representative	6.10(a)
Target Series C Preferred Stock	1.8
Target Series D Preferred Stock	4.2(a)
Target Shareholder Approval	6.3(a)
Target Shareholders’ Meeting	6.3(a)
Target-Owned Software	4.20(b)
Target Stock Options	1.7(a)
Target Stock Plans	1.7(a)
Target Subsidiaries	4.1(c)
Tax	3.10(b)
Taxes	3.10(b)
TBCA	1.1(a)
TDFI	3.4
Tennessee Secretary	1.2
Termination Fee	8.3(a)
Trust Account Shares	1.4(a)
Voting Agreements	Recitals
Voting Debt	3.2(b)
Window Shop End Date	8.3(a)

Appendix B

TENNESSEE BUSINESS CORPORATION ACT – DISSENTERS’ RIGHTS

Part 1. Right to Dissent and Obtain Payment for Shares

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1)	“Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203—48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)	“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5)	“Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6) Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b)	A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c)	Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

Part 2. Procedure for Exercise of Dissenters’ Rights

§ 48-23-201. Notice of dissenters’ rights.

(a)	Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b)	In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c)	Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1) Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2) Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d)	A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a)	If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b)	If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c)	A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a)	If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b)	The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B) If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) Deleted by 2015 Pub.Acts, c. 60, § 3, eff. April 6, 2015.

(3) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a)	A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)	The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d)	A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a)	Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b)	The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to § 48-23-203(b)(2)(C);

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a)	If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)	If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a)	A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b)	To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a)	A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b)	A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

Part 3. Judicial Appraisal of Shares

§ 48-23-301. Court action.

(a)	If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)	The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)	Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Court costs and counsel fees.

(a)	The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

April 28, 2015

Board of Directors

Magna Bank

6525 Quail Hollow Road, Suite 513

Memphis, TN 38120

Members of the Board of Directors:

We understand that Magna Bank (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) by and between the Company, Pinnacle Financial Partners, Inc. (“Parent”) and Pinnacle Bank (“Acquiror”), pursuant to which, among other things, the Company will be merged with and into the Acquiror (the “Transaction”) and that in connection with the Transaction each issued and outstanding share of common stock of the Company (including each share of Company Common Stock resulting from the conversion of shares of Non-Cumulative Perpetual Preferred Stock, Series D, of the Company (the “Company Preferred Stock”) immediately prior to the effective time of the Transaction) (the “Company Common Stock”) not held by (i) the Company, Parent or Acquiror, in each case other than on behalf of third parties or as a result of debts previously contracted, or (ii) holders who properly perfect their right to dissent under applicable law (the holders described in clauses (i) and (ii), together with holders of any other class or series of capital stock other than the Company Common Stock, are referred to herein as the “Excluded Holders”) will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures contained in the Agreement (as to which we express no opinion), (a) 0.3369 shares of common stock of Parent (“Parent Common Stock”), together with cash in lieu of any fractional shares (the “Stock Consideration”), or (b) $14.32 in cash (the “Cash Consideration”). The aggregate Cash Consideration and Stock Consideration to be received by holders of Company Common Stock in the Transaction pursuant to the Agreement is referred to as the “Merger Consideration.” The Merger Consideration will consist of 75.0% Stock Consideration and 25.0% Cash Consideration.

You have requested that SunTrust Robinson Humphrey, Inc. (“STRH”) render its opinion (this “Opinion”) to the Board of Directors of the Company (solely in its capacity as such) (the “Board of Directors”) with respect to the fairness, from a financial point of view, of the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock (but excluding the Excluded Holders).

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, dated April 24, 2015, of the Agreement and Plan of Merger; certain business and financial information relating to the Company, Parent and Acquiror; certain non-public internal and audited and unaudited financial statements of the Company, Parent and Acquiror, and certain financial other information relating to the historical, current and future business, financial condition, results of operations, asset quality, operating data and prospects of the Company and Parent made available to us by the Company and Parent, including certain financial projections prepared by the management of the Company relating to the Company (the “Projections”); the current financial and operating performance of the Company and Parent as compared to that of other companies with publicly traded equity securities that we deemed relevant; the publicly available financial terms of certain transactions that we deemed relevant; and current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations we considered relevant. We also have had discussions with certain members of the management of the Company, Parent and Acquiror regarding the Transaction and the business, financial condition, assets, results of operations and prospects of the Company, Parent and Acquiror and have undertaken such other studies, analyses and investigations as we deemed appropriate.

Board of Directors

Magna Bank

April 28, 2015

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to, discussed with or reviewed by us, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion. In addition, we have assumed, at the direction of the Company and without independent verification or investigation, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available information, estimates and judgments of management of the Company as to the future financial results and condition of the Company. We express no opinion with respect to the Projections or the assumptions on which they are based, or any other assumptions discussed herein. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, Parent or Acquiror since the respective dates of their most recent financial statements and other information, financial or otherwise, provided to us and that there is no information, facts or circumstances that would make any of the data, material or other information discussed with or reviewed by us inaccurate, incomplete or misleading.

We also have relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Agreement are true and correct; (ii) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (iii) all conditions to the consummation of the Transaction will be satisfied without waiver thereof; (iv) the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (v) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent, Acquiror or the expected benefits of the Transaction. We also have assumed that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analysis and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to review, and have not reviewed, individual credit files, nor have we been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, facilities or liabilities (including any fixed, contingent, derivative or off-balance-sheet assets or liabilities or any portfolio securities or any collateral securing assets or securities) of the Company, Parent, Acquiror or any other person or entity, nor were we provided with any such appraisal or evaluation. In addition, we are not experts in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios or for any other purpose and, accordingly, we have assumed, without independent investigation or verification, that the Company’s, Parent’s and Acquiror’s allowances for such losses are in the aggregate adequate to cover any such losses. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, governmental investigation, possible unasserted claims or other contingent liabilities to which the Company, Parent, Acquiror or any other person or entity is or may be a party or is or may be subject. As you are aware, we have not been requested to, and we did not, undertake any independent financial analysis of Parent or Acquiror, and with your consent we have assumed that the value per share of Parent Common Stock comprising the Stock Consideration is equal to the market price of Parent’s common stock on April 27, 2015. As you are also aware, we have not been requested to, and we did not, participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction or the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, or advise the Board of Directors or any other party with respect to any alternatives to the Transaction.

Board of Directors

Magna Bank

April 28, 2015

This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the data, material and other information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

This Opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock (but excluding the Excluded Holders) and does not address any other term, aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other person or entity to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of the Transaction; (iii) the fairness of any portion, term, aspect or implication of the Transaction to the holders of debt of the Company, or any particular holder of securities, creditors or other constituencies of the Company, or to any other person or entity, except as expressly set forth in the last paragraph of this Opinion; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other person or entity or the effect of any other transaction in which the Company or any other person or entity might engage; (v) whether or not Parent, the Company, their respective security holders or any other person or entity is receiving or paying reasonably equivalent value in the Transaction; (vi) the solvency, creditworthiness, viability, ability to pay debts when due or fair value of the Company, Parent, Acquiror or any other participant in the Transaction, or any of their respective assets, including under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or the impact of the Transaction on such matters; (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction or any class of such persons; (viii) the fairness of any term or aspect of the Transaction to any one class of the Company’s security holders relative to any other class of the Company’s security holders, including the allocation of any consideration among or within such classes; (ix) the fairness of the Merger Consideration to be received in the Transaction to the holders of the Company Preferred Stock, or the fairness of the conversion of the Company Preferred Stock into Company Common Stock; or (x) the fairness of the Cash Consideration and Stock Consideration relative to one another.

Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and the Board of Directors and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Parent, Acquiror and the Transaction. We have not been asked to, nor do we, offer any opinion as to any terms or conditions of the Agreement or the form of the Transaction, other than as expressly set forth in the last paragraph of this Opinion with respect to the Merger Consideration. We are not expressing any opinion as to what the value of the Parent Common Stock will be when issued pursuant to the Agreement or the price or range of prices or volume at which shares of Parent Common Stock may trade at any time, including following public announcement or consummation of the Transaction.

We have acted as financial advisor to the Board of Directors in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this Opinion and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. We and our affiliates (including SunTrust Bank) may have in the past provided, and may in the future provide, investment banking and other financial services to the Company, Parent and certain of their

Board of Directors

Magna Bank

April 28, 2015

affiliates for which we and our affiliates have received and would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates (including SunTrust Bank) may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, their respective affiliates and any other party that may be involved in the Transaction, as well as provide investment banking and other financial services to such persons or entities, including for which we and our affiliates would expect to receive compensation. In addition, we and our affiliates (including SunTrust Bank) may have other financing and business relationships with the Company, Parent, their respective affiliates and any other person or entity that may be involved with the Transaction.

This Opinion is furnished solely for the use of the Board of Directors (solely in its capacity as such) in connection with its evaluation of the Transaction, and may not be used by the Board of Directors for any other purpose (or by any other person or entity for any purpose) without our prior written consent. This Opinion may not be quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement or other similar document, or in any document used in connection with the offering or sale of securities, nor shall this Opinion be disclosed to any other person or entity without our prior written consent, except that we consent to a copy of this Opinion being reproduced in full and otherwise referred to in the proxy statement/prospectus prepared with respect to the Transaction, provided that all references to us or this Opinion in any such documents and the description of this Opinion therein shall be subject to our prior approval. This Opinion should not be construed as creating any fiduciary duty on the part of STRH to any person or entity. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors, the Company, any security holder of the Company or any other person or entity as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether a holder of Company Common Stock should elect to receive the Cash Consideration or the Stock Consideration. The issuance of this Opinion has been approved by an internal committee of STRH authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the Transaction pursuant to the Agreement by the holders of the Company Common Stock is fair, from a financial point of view, to the holders of the Company Common Stock (but excluding the Excluded Holders).

SUNTRUST ROBINSON HUMPHREY, INC.

/s/ SunTrust Robinson Humphrey, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act (“TCBA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s amended and restated charter, as amended, provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that Pinnacle will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the directors or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle’s best interests and, in the case of a criminal action or proceeding, if the individual had no reasonable cause to believe his or her conduct was unlawful. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s amended and restated charter, as amended, and bylaws, as amended, also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in its amended and restated charter, as amended, as discussed in the subsequent paragraph.

Pinnacle’s amended and restated charter, as amended, eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s amended and restated charter, as amended, does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of Pinnacle’s bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify against such liability.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the “Exhibit Index” which follows the signature pages to this proxy statement/prospectus and is herein incorporated by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on June 9, 2015.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ M. Terry Turner
M. Terry Turner
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints M. Terry Turner or Harold R. Carpenter, and either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement on Form S-4, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ Robert A. McCabe, Jr.	Chairman and Director	June 9, 2015
Robert A. McCabe, Jr.

/s/ M. Terry Turner	President, Chief Executive Officer and Director (Principal Executive Officer)	June 9, 2015
M. Terry Turner

/s/ Harold R. Carpenter	Chief Financial Officer (Principal Financial and Accounting Officer)	June 9, 2015
Harold R. Carpenter

Director
Sue G. Atkinson

/s/ H. Gordon Bone	Director	June 9, 2015
H. Gordon Bone

/s/ Gregory L. Burns	Director	June 9, 2015
Gregory L. Burns

Signature	Title	Date

/s/ Colleen Conway-Welch	Director	June 9, 2015
Colleen Conway-Welch

/s/ James C. Cope	Director	June 9, 2015
James C. Cope

/s/ Glenda Baskin Glover	Director	June 9, 2015
Glenda Baskin Glover

/s/ William Huddleston, IV	Director	June 9, 2015
William Huddleston, IV

/s/ Ed C. Loughry, Jr.	Director	June 9, 2015
Ed C. Loughry, Jr.

/s/ Gary L. Scott	Director	June 9, 2015
Gary L. Scott

/s/ Reese L. Smith III	Director	June 9, 2015
Reese L. Smith III

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1†	Agreement and Plan of Merger by and among Pinnacle Financial Partners, Inc., Pinnacle Bank and Magna Bank (incorporated herein by reference to Exhibit 2.1 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the SEC on April 29, 2015 (File No. 000-31225)).

3.1	Amended and Restated Charter of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the Commission on April 27, 2015 (File No. 000-31225)).

3.2	Bylaws of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.2 to Pinnacle Financial Partner’s Current Report on Form 8-K, as filed with the Commission on April 27, 2015 (File No. 000-31225)).

5.1*	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered.

8.1**	Opinion of Bass, Berry & Sims PLC regarding certain tax matters.

8.2**	Opinion of Wyatt, Tarrant & Combs, LLP regarding certain tax matters.

21.1*	Subsidiaries of Pinnacle Financial Partners, Inc.

23.1*	Consent of KPMG LLP, independent registered public accounting firm to Pinnacle Financial Partners, Inc.

23.2*	Consent of Bass, Berry and Sims PLC (included in Exhibit 5.1 above).

23.3**	Consent of Bass, Berry and Sims PLC (included in Exhibit 8.1 above).

23.4**	Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 8.2 above).

24.1*	Power of attorney (included on the signature page to this registration statement).

99.1**	Form of Proxy Card for Special Meeting of Stockholders of Magna Bank.

99.2*	Consent of Thomas C. Farnsworth, III.

99.3*	Consent of SunTrust Robinson Humphrey, Inc.

*	Filed herewith.
**	To be filed by amendment.
†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertake to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.